ENTERGY 2001 ANNUAL REPORT

Corp



IN A WORLD TURNED UPSIDE DOWN... THERE'S A POINT TO OUR VIEW.

Entergy

Headquartered in New Orleans, Entergy is a major global energy company with power production, distribution operations, and related diversified services. Our utility companies deliver electricity to about 2.6 million customers in portions of Arkansas, Louisiana, Mississippi, and Texas. Entergy owns, manages, or invests in more than 30,000 megawatts of electric generation domestically and internationally. Through Entergy-Koch, L.P., we are also a leading provider of wholesale energy marketing and trading services.

HIGHLIGHTS

Dollars in millions, except per share amounts	2001	% CHANGE	2000	% CHANGE	1999
FINANCIAL RESULTS					
Total operating revenues	$9,621	(4.0%)	$10,022	14.3%	$8,766
Earnings applicable to common stock	$ 726	6.9%	$ 679	23.0%	$ 552
Earnings per share					
Basic	$ 3.29	9.7%	$ 3.00	33.3%	$ 2.25
Diluted	$ 3.23	8.8%	$ 2.97	32.0%	$ 2.25
Average shares outstanding (in millions)					
Basic	220.9	(2.5%)	226.6	(7.5%)	245.1
Diluted	224.7	(1.7%)	228.5	(6.8%)	245.3
Net cash flow provided by operating activities	$2,216	12.6%	$ 1,968	41.7%	$1,389
Net debt	$7,934	4.9%	$ 7,561	24.0%	$6,098
DOMESTIC ELECTRIC UTILITY OPERATING DATA					
Retail kilowatt-hour sales (in millions)	99,956	(3.2%)	103,216	2.7%	100,519
Peak demand (in megawatts)	20,257	(8.1%)	22,052	6.7%	20,664
Retail customers – year end (in thousands)	2,574	0.7%	2,556	1.3%	2,522
Total employees – year end	14,871	7.1%	13,884	13.7%	12,214

TABLE OF CONTENTS

2 Letter to Stakeholders
8 Entergy Corporation – an integrated strategy
12 Utility – customer service and reliability
16 Energy Commodity Services – point-of-view-driven
20 Nuclear – a vital role in U.S. energy
24 Looking Ahead
25 Financial Review
79 Directors and Officers
80 Investor Information
81 Our Employees

There's a point to our view.



From our perspective, consistent performance requires continual adjustment to changing conditions. And that requires a clear, decisive point of view about which way is up in the competitive environment.

We execute our strategy with decisive points of view about our business and our markets. This annual report explains how our viewpoints guided our businesses in 2001.

Entergy believes that a meaningful point of view must:

- incorporate the best available information and powerful analysis,
- continually respond to changes in the marketplace, and
- work hand-in-glove with a clear, consistent strategy.

Entergy's point-of-view-driven performance has produced record earnings and strong shareholder returns. In 2001, weather-adjusted operational earnings were 16 percent higher than in 2000. All of our businesses contributed:

- The Utility achieved operating efficiencies while continuing to improve safety, reliability, and customer service.
- The Energy Commodity Services business delivered solid results in both trading and pipeline operations in a tough market.
- Entergy Nuclear continued to demonstrate outstanding earnings growth, and we completed scheduled refueling outages in record time.

By continuing to execute on clear points of view, we can continue to produce consistent growth in changing and challenging markets.

To our stakeholders:

In a year when the world seemed to be turned upside down – from unthinkable acts of terrorism to allegations of unconscionable acts of corporate misdeeds and deception – Entergy continued to demonstrate consistent performance on behalf of all our stakeholders, regardless of the obstacles and distractions.

For each of us, 2001 will be marked by the events of September 11, and some Entergy employees lost friends or family members. As a company, we were fortunate to face only the business challenges caused by the war on terrorism and the economic conditions that followed September 11.

Successes

In spite of these challenges, in 2001 Entergy added to its record of consistently successful performance.

Financial Performance – Weather-adjusted operational earnings increased 16 percent in 2001, to $3.24 per share. Entergy earnings have exceeded the expectations of Wall Street analysts every single quarter since we refocused our strategy in 1998 – 15 consecutive quarters, which we believe to be an industry record. We have also maintained earnings growth significantly above our commitment to an average of 8-10 percent annually.

For the second consecutive year, the Board of Directors approved a 5 percent increase in the common dividend, to $1.32 on an annualized basis. We ended 2001 with net debt below 50 percent of total capitalization for the fourth year in a row. In June 2001, after a thorough review, Standard and Poor's upgraded Entergy Louisiana's senior secured debt. S&P also issued its first-ever investment-grade rating for the parent company.

Operational Excellence – In 2001, we made further progress on achieving operational excellence, including safety, reliability, and customer service. We cut the number of employee lost-time accidents from 75 to 27, for a total reduction of 64 percent since 1998. And we continued to improve the reliability of our electric service, reducing both the average duration and the average frequency of outages. We've achieved total reductions of 42 percent and 40 percent in these two measures since 1998.

Perhaps the best example of strong operational performance this past year was in our nuclear plants. Despite five scheduled refueling outages, our nuclear fleet operated at a 96 percent capacity factor for the year. The FitzPatrick plant, which we acquired in 2000, achieved a capacity factor of 98 percent in 2001, compared with an average of 82 percent over the previous three years. The average duration of Entergy's refueling outages in 2001 was just 23 days, 6 hours. Every outage was an all-time best at that plant, and several established new industry records for their respective technologies.

Recognition – Entergy earned recognition in 2001 for success in serving our customers, partners, and shareholders.

The Edison Electric Institute honored Entergy for remarkable success in restoring power to our Arkansas and Louisiana customers after two of the region's most severe ice storms on record – just one week apart – in December 2000. For the third year in a row, Entergy won EEI's prestigious National Accounts Program Award for Outstanding Customer Service.

Entergy's Supplier Diversity Team received an industry award for outstanding efforts in minority business development, with nearly $1 billion spent among a wide variety of minority and women-owned business enterprises.

The *Financial Times* Global Energy Awards named Entergy a finalist for Energy Company of the Year, based on overall performance and accomplishments during 2001. And, Entergy has been nominated for *Investor Relations Magazine* Awards in two categories, Best Disclosure Policy and Best Senior Management Communications. Recognizing excellence in meeting investors' needs, these awards reflect the input of more than 1,500 portfolio managers and market analysts.

Entergy earnings have exceeded the expectations of Wall Street analysts every single quarter since we refocused our strategy in 1998.

Growing the Business

Nuclear Business – Our nuclear business contributed 57 cents to operational earnings per share, as we continued to expand our generating fleet and to achieve operational improvements at newly acquired plants. We closed on the purchase of Indian Point 2 and reached an agreement to purchase Vermont Yankee – our fourth and fifth units in the Northeast.

Energy Commodity Services – In 2001, we integrated our wholesale energy operations in a new Energy Commodity Services unit, and the business contributed 38 cents to operational EPS. With the collapse of the "spark spread" – the difference between the price of electricity and the price of natural gas to provide the same amount of energy – and the broader drop in energy prices, it was more important than ever to maintain profitability by integrating information and knowledge from physical assets, contracts, and trading activities.

We consolidated all origination, all pricing, and the development of our market point of view in one group at Entergy-Koch, which is where our analytic power is concentrated in this business. By doing this we freed up the team at Entergy Wholesale Operations to focus its efforts exclusively on projects in development. In a very difficult, rapidly changing market, location is everything. And EWO is utilizing all resources to assure we make the best possible decisions.

Despite a choppy, uncertain market in energy marketing and trading, Entergy-Koch maintained consistent profitability in trading by executing on a bearish point of view of energy prices early on.

In response to changing conditions in the United Kingdom, EWO sold the Saltend plant for an after-tax gain of about $57 million. Saltend had been expected to contribute substantially to earnings, but the risk-reward profile changed as the regulator restructured the market rules. With cash from the sale, we are aggressively seeking new opportunities – operational improvements and sound investments – that offer a better risk-reward profile and strong growth to replace the expected earnings that never materialized at Saltend.

Disappointments

We did not achieve all our goals in 2001, and we are redoubling our efforts and adopting new approaches in several areas.

In April 2001, we decided to terminate our merger agreement with FPL Group. This mutual decision with FPL reflected our recognition that the two companies had fundamentally different points of view in areas we believe to be meaningful to long-term viability and success.

Changing priorities and requirements from the Federal Energy Regulatory Commission hampered our efforts to create an incentive-driven independent transmission company. We responded by modifying our plans for the ITC and joined the effort to create a new Regional Transmission Organization, the SeTrans RTO. Agreements for the RTO contemplate that our ITC will operate within its structure.

The collapse of the spark spread almost everywhere in the United States severely limited the opportunities for developing new natural gas-fired generating plants. In 2001, we initiated plans to cancel orders for four of the 36 turbines we had agreed to buy from General Electric, and we have yet to finalize plans for 15 of the 32 remaining turbines. We do, however, retain multiple options for these turbines, which include potentially placing turbines in the utility to meet some portion of our 3,000-megawatt generation shortfall, partnering with industrial customers or municipals or co-ops to develop sites to supply their needs, using turbines on non-utility nuclear sites in the Northeast to meet high demand load, and placing turbines in congested areas of the grid where prices are expected to be under less pressure.

We were disappointed with the results of the new electric trading agreement in the United Kingdom, which changed the environment from a financial market to a physical bilateral market, and the government's continued subsidization of uneconomic state-owned capacity. By responding in a timely manner to these changing conditions, we were able to sell our Saltend plant for a gain, and while our Damhead Creek plant is better positioned to compete in the UK market, it remains an extremely difficult market with no clear recovery in sight.

> **Knowing what you do well, and what you believe and why, is critical to keeping your focus, as market turmoil encourages sometimes desperate acts of corporate spin over substance.**

Extremely high gas prices in early 2001 severely impacted our customers, particularly those on limited or fixed incomes. The spike in prices had a direct impact on our natural gas customers in New Orleans and Baton Rouge, but higher fuel costs also affected our electric customers. We have therefore instituted gas price hedging programs in several jurisdictions to protect customers against the impact of sharp gas price increases on their utility bills.

We have made less progress than we had hoped in promoting public benefit funds in the jurisdictions where we have utility operations. These funds provide for public financing of programs that help low-income customers pay their utility bills and weatherize their homes, as well as for environmental credits and other initiatives. Texas adopted a plan under its competition bill, and we have received authority for a pilot program in New Orleans. In Mississippi we are working for passage of a law to allow utilities to opt into a public benefit program. We intend to intensify our efforts in 2002 to get similar programs in our jurisdictions.

Our point of view

It may seem paradoxical, but consistent performance requires continual adjustment to changing conditions outside our influence or control, such as new market conditions, technological change, or competitors' actions.

The ability to respond to these factors requires a clear, decisive point of view, founded on deep market knowledge and sophisticated analysis around alternative scenarios and events. The following sections of this report explain how our



Chairman Robert v.d. Luft (center) with Wm. Clifford Smith and Maureen S. Bateman, members of Entergy's Board of Directors, after the January 2002 Board meeting.

changing views of the marketplace guided each of our businesses in 2001, and how we view our strategic execution going forward.

Each section also highlights several points of view that will *not* change, principles that are fundamental to the way we do business. To change any of these viewpoints – our commitment to the environment, safety, or credit quality, for example – would mean not just a change in our strategy but a change in our values, and in the way we manage the company. Culturally, we strive to eliminate as many "rules" as possible, while encouraging employees to make decisions consistent with a simple, well-understood set of values.

Knowing what you do well, and what you believe and why, is critical to keeping your focus, as market turmoil encourages sometimes desperate acts of corporate spin over substance. For example, when other companies like ours spun off their merchant energy businesses, we stuck to an integrated strategy grounded in a firm market point of view. We believe the precipitous fall in the stock prices of the new businesses, and their suspect credit quality in a capital-intensive market, have validated our commitment to stay the course during the short-lived excitement around "pure play" commodity businesses.

Our commitment is to continue the record we have established fixing problems, responding to changing markets, and providing enough happy surprises, that regardless of the individual business unit line items, we achieve overall results that beat expectations.

That approach explains how we view our growth aspirations. We're committed to maintaining 8-10 percent average annual growth in earnings, not only because we have exceeded that over the last four years, but also because we believe we can achieve much of that growth through some combination of actions well within our direct control. Through deep market analysis and competitive intelligence, a superior core set of operational skills, and a strong balance sheet, we believe we can mine even greater opportunities by properly positioning ourselves in the volatile markets that have developed and are likely to continue.

The View Ahead

Utility – In our utility business, we'll see a continued slowdown in industry restructuring, primarily because of concerns raised by the crisis in California. While we continue to believe that competitive markets for electric supply can benefit all customers, the slower path to restructuring gives us greater certainty and a longer planning horizon for our utility.

In the meantime, we're focusing our efforts on improving traditional utility regulation. We plan to make performance-based regulatory proposals in our utility jurisdictions, in many cases building on mechanisms already in place. Performance-based regulation aligns customer and shareholder economic interests. It provides investors the opportunity to earn financial returns on risks borne through successful efforts to reduce costs and improve service and reliability for customers.

Transmission – We believe that new federal rules for ownership, operation, and pricing of electric transmission systems will be critical to the success of wholesale power markets. So we're actively participating in the debate at the Federal Energy Regulatory Commission, while meeting current FERC requirements.

One critical piece is "participant funding" – requiring developers of new generation to bear their fair share of the cost of transmission upgrades necessary to handle the new capacity. Simply adding these costs to electric rates could place a severe burden on retail customers – and would do nothing to encourage efficient siting of new generating plants. Another key is "congestion pricing" – pricing that, once again, reflects the true costs of moving power on the transmission system. This provides economic incentives for efficient use by transmission customers and for economic investment in expansion of the grid by transmission owners.

Wholesale energy – The major challenge for our trading operations is much more fundamental than any problems created by the current market of lower prices and volatility. The fact is, over time more liquid markets create greater transparency and efficiency, which in turn drive down trading margins.

To maintain and grow profitability at Entergy-Koch Trading will require superior analytics and points of view on commodity prices, as well as continuous development of leading-edge products and efficient distribution channels. Entergy-Koch, L.P. is focusing on second-generation weather derivatives that are more directly related to managing the customer's risk or profitability. EKLP is also using Entergy's foothold in Europe to carefully enter that market, which is a potential source of significant growth for its energy and weather products. And EKLP is accessing new markets through third-party alliances in both the United States and Europe.

In the uncertainties of war, recession, and turmoil in energy markets, we are determined to serve the interests of our stakeholders with consistently outstanding performance.

Electric generation – Electric generation in the U.S. has clearly moved into a substantially overbuilt cycle, and we expect to be more of a buyer than a builder of generating assets. As much as 450,000 megawatts of new generating capacity has been announced. While only a fraction of that total will actually be built in the current market, more than one-fourth of it is already under construction. So we expect wholesale prices during certain times of the year at most locations to be driven toward short-run marginal costs. That outcome will put considerable stress on pure merchant plants that are thinly capitalized.

Entergy is in a strong financial position to seize opportunities in the "distressed" asset market we see developing. That may include peaking or intermediate capacity; it may also include base load nuclear plants that were bid up to unsustainable prices.

Nuclear – We believe that nuclear units will continue to become available, and we intend to remain a leading acquirer. While the ups and downs of electric utility restructuring may affect the timing of nuclear asset sales – one way or the other – the basic situation hasn't changed. Owners of single units or even twin units will find it increasingly difficult to compete, either on costs or for top talent, with Entergy and other national nuclear operators.

With our scale and expertise, we have substantial opportunities to grow earnings through operational improvements at newly acquired nuclear plants. When we acquired River Bend the capacity factor had averaged 60 percent over the previous three years. Prior to a refueling outage last fall, River Bend's 2001 year-to-date capacity factor stood at 100 percent. That 17-day outage was the shortest refueling outage ever for any boiling water reactor of its type, which is widely recognized as the most complex of all nuclear technology.

Our nuclear operational success isn't about getting into the *Guinness Book of World Records*; it's about making money for our shareholders and providing clean, safe, and reliable power to our customers. We have nearly 4,000 megawatts of non-utility nuclear generation, and with the



Chief Executive Officer J. Wayne Leonard with Entergy employees during the company's Utility Operations Awards celebration in January 2002.

extremely low fuel cost, every additional megawatt-hour we can generate goes right to the bottom line.

You can count on Entergy

As we dealt with the business challenges caused by the war on terrorism and economic recession, we recognized the human dimensions of these challenges. Entergy joined with other power companies – including Exelon, TXU, Sempra, Electricité de France, PS New Mexico, and NorthWestern, to name just a few – to establish the Power of America Fund, an effort to ensure future educational assistance to the surviving dependents of the victims of the September 11 attacks. Entergy employees and customers have contributed substantially to this important cause.

We're well aware that the practices at Enron that led to the largest business bankruptcy in U.S. history have raised investors' doubts about our entire industry. Entergy is committed to following a consistent strategy of investing in businesses we know, practicing sound financial and risk management, and maintaining solid credit and investor confidence. We strive to be an industry leader in providing full and accurate financial information, in order to make clear the quality of our financial performance (e.g., cash earnings), the strength of our financial condition (e.g., liquidity), and the integrity of our business practices.

Recent events have focused our attention on the heroes in our midst. And certainly Entergy can boast more than its share of heroes, employees who go above and beyond to save people or their property in peril. Still, most of our lives are distinguished not by great acts of heroism or self-sacrifice, but by faithful attention to everyday duties.

Dependable service every day – that's a quality Entergy employees know well. People count on the energy we provide, at the flip of a switch. In the uncertainties of war, recession, and turmoil in energy markets, we are determined to serve the interests of our stakeholders with consistently outstanding performance.

A couple of years ago, Entergy employees adopted the motto: "You can count on me." The same is true for our company, and we intend to keep on proving it by adding to a record of strong financial and operational performance. We want our investors, customers, employees, and communities to know, in these uncertain times, you can count on Entergy.

Robert v.D. Luft,
Chairman

J. Wayne Leonard,
Chief Executive Officer





Entergy Corporation: an integrated strategy.

POINT OF VIEW

ENTERGY IS STICKING TO THE PATH OF A FOCUSED, INTEGRATED STRATEGY.

We're linking knowledge and experience across our businesses to chart a course for successful execution of our strategy. Our integrated strategy builds growth businesses on the solid foundation of our utility, a stable source of earnings and cash and the point of contact with ultimate customers. We've invested in nuclear generation and wholesale energy products and services as engines of growth, and those core businesses are expected to contribute more than 30 percent of our earnings in 2002.

We began with the divestiture of businesses that didn't fit our capabilities or strategy. The divestiture and reinvestment in integrated core businesses generated a dramatic improvement in earnings productivity. (*See Snapshot page 11.*)

When other companies like ours spun off merchant energy businesses, we didn't support that business model as sustainable for long-term value creation. We believe the stock performance and credit quality issues of those new businesses have validated our integrated approach.

Review: 2001 was a year of turmoil in energy markets, the economy, and the world. Entergy followed a consistent strategy and maintained consistent performance for our stakeholders.

In mid-1998, Entergy adopted a refocused strategy: focusing on customer service and reliability in its core utility business, and focusing on core capabilities – nuclear generation and wholesale energy services – in pursuit of growth.

The businesses work together to create value through an integrated wholesale energy strategy. As a part of that integrated strategy, we manage Entergy's wholesale generation as a portfolio of assets, an approach that increases the value and reduces the risk of investments in generating plants.

(cont'd on page 10)



POV: STAKEHOLDERS

GREAT COMPANIES BENEFIT *ALL* THEIR STAKEHOLDERS.

We've aligned our company with our stakeholders, so when Entergy succeeds, everyone wins. As we said in our 2000 Annual Report, "Some people will always see the world as win/lose: for us to maximize shareholder value, someone else has to pay. … Since we adopted our back-to-basics strategy in 1998, we believe we've done a better job serving all stakeholders."

Growing returns to shareholders have gone hand in hand with improved service to customers, and with greater safety on the job for employees. We've also stepped up our commitment to our communities and, in particular, our low-income customers.

For example, Entergy actively participates in the Emerging Markets Partnership in the Mississippi Delta region of Arkansas, Louisiana, and Mississippi. This partnership of business, private foundations, and state governments plans to invest $20 million in the Delta, to generate $500 million in economic activity and 4,000 new jobs over five years.

In addition, the Entergy Charitable Foundation made grants totaling $4 million to nonprofit organizations in 2001.

POV: FINANCIAL INTEGRITY

CREDIT QUALITY MATTERS.
Entergy's point of view is that financial integrity is fundamental to strong performance and flexibility in pursuing growth. Since mid-1998, Entergy has achieved:

- a 69 percent increase in weather-adjusted operational earnings per share from 1998 to 2001,
- a 29 percent increase in return on equity from 1999 to 2001,
- a 60 percent increase in operating cash flow from 1999 to 2001, and
- year-end net debt below 50 percent – four years running.

In June 2001, after a thorough review, Standard and Poor's removed all Entergy utility companies from negative credit watch and issued its first-ever investment-grade rating for the parent company. S&P specifically noted Entergy's refocused strategy.

In fact, S&P *upgraded* Entergy Louisiana's senior secured debt at a time when rating downgrades far exceeded upgrades in the U.S. utility sector. S&P issued 65 downgrades of utilities in 2000, and the ratio of downgrades to upgrades was two-to-one in the first quarter of 2001. S&P's action will allow us better access to capital markets, giving us greater flexibility to pursue future opportunities.

Additionally, Entergy-Koch is the only energy trading company in the country with an S&P "A" credit rating that does not have a guarantee from a parent company to back it up.

ENTERGY'S DEMONSTRATED – AND EFFECTIVE – FOCUS ON FINANCIAL INTEGRITY.
Execution of our focused strategy has produced a sharp turnaround in key measures of Entergy's financial strength and performance. Weather-adjusted operational earnings per share have increased 69 percent since 1998.

Weather-Adjusted Operational Earnings per Share


3.5
3.0
2.5
2.0
1.5
1.0
0.5
$1.92
$2.08
$2.80
$3.24
98
99
00
01

(cont'd from page 9)

STRONG PERFORMANCE CONTINUED IN 2001.
Since mid-1998, Entergy has demonstrated a commitment to strong performance and earnings growth, regardless of the obstacles:

- 15 consecutive quarters in which Entergy earnings exceeded the expectations of Wall Street financial analysts – which we believe to be an industry record – and
- earnings growth of an average of 20 percent per year, significantly above the company's commitment to an average annual growth rate of 8-10 percent.

In October, the Board of Directors declared a regular quarterly dividend of 33 cents per common share. The Board's action represents the second consecutive year the company has increased dividends by 5 percent. The increase reflects Entergy's strong past performance, a high level of confidence in future opportunities, and the company's commitment to return value to its shareholders.

OUR STRATEGY HASN'T CHANGED.
Since 1998, Entergy has maintained its focus on three key businesses. Our fundamental point of view about these businesses has not changed, nor has our strategy. We have adapted our strategic execution in rapidly changing markets, as new information and analyses modify our point of view on current conditions. The following sections of this report detail these three businesses:

Utility: Entergy provides electricity to 2.6 million utility customers in four states through Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans. We also provide natural gas service to customers in New Orleans and Baton Rouge, Louisiana.

Energy Commodity Services: In 2001, we brought together operations of Entergy-Koch, L.P. and Entergy Wholesale Operations in a combined Energy Commodity Services unit. EKLP is a joint venture with Koch Energy that includes energy commodity trading and the Gulf South natural gas pipeline, and EWO is in the business of developing and operating wholesale fossil-fired and renewable generation.

Nuclear: Entergy's nuclear operations include five power reactors at four locations in Arkansas, Mississippi, and Louisiana under regulatory jurisdictions. Our competitive nuclear business owns four reactors at three sites in Massachusetts and New York, and has signed an agreement to purchase a fifth plant in Vermont. Entergy Nuclear also furnishes license renewal and decommissioning services to the U.S. nuclear power industry.

SNAPSHOT: INTEGRATED STRATEGY

MULTIPLYING RETURNS FROM A FOCUSED STRATEGY.

In 1998, Entergy divested approximately $4 billion in non-core international utility assets – London Electricity in the United Kingdom and CitiPower in Australia. Entergy has since reinvested $2.9 billion in its nuclear and wholesale energy businesses, as well as a share repurchase program. This year we expect the reinvestment to contribute more than six times the earnings per share that the divested assets produced.

Total Investment
$(b)


4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
4.0
2.9
0.4
0.2
0.6
0.8
0.1
0.8
Entergy-Koch
Vermont Yankee
Indian Point 2
Indian Point 3 and FitzPatrick
Pilgrim
Share Repurchase
London & CitiPower
Reinvestment

Earnings per Share
$


1.25
1.00
.75
.50
.25
1.28
0.38
0.72
0.18
0.20
Energy Commodity Services
Entergy Nuclear
Share Repurchase
London & CitiPower
2002* Reinvestment Impact

** EPS estimate based on 2002 earnings guidance*

Preview: We're committed to maintaining at least 8-10 percent average annual growth in earnings per share, but our aspirations are not limited to that level of growth.

We develop an array of options to grow earnings, in order to meet our commitments in any market conditions and to achieve even higher growth rates in favorable circumstances. Current options include the following:

- **Acquire customers.** In our nuclear business, we will win new customers for our license renewal and decommissioning services, and we will pursue operating contracts with other nuclear plant owners. Entergy Wholesale Operations will pursue engineering and construction opportunities through its EntergyShaw alliance. And Entergy-Koch will gain new customers through introduction of new products – including new, second-generation weather derivatives – and expansion of trading in Europe.
- **Acquire assets.** Entergy Nuclear will continue to pursue acquisition of nuclear plants in targeted regions. EWO will explore opportunities to acquire high-quality assets at attractive prices in an overbuilt market for electric generation.
- **Invest and grow what we have.** Potential investments include repowering and fuel switching at utility generating plants, capacity uprates at our nuclear plants, expanded pipeline and storage facilities at EKLP, and development of new fossil and renewable generation at select EWO sites.
- **Invest in operational excellence and continuous improvement.** We will support our ability to maintain and grow earnings by continuing to improve reliability, service, efficiency, and costs in all our operations.

Entergy has a solid financial base for these growth initiatives, with a strong balance sheet, a net debt ratio of just below 50 percent, and projected operating cash flow of $5.5 billion over the 2002-2004 period.

Our integrated strategy focuses on our core capabilities to manage risk and maximize value creation opportunities. We continually reevaluate our portfolio to maximize returns and align assets with our strategy.

POV: OUR CULTURE

PEOPLE WHO RESPECT EACH OTHER SUCCEED TOGETHER. Our commitment to a strong, diverse culture must go beyond tolerance. In a recent letter to employees, Entergy CEO Wayne Leonard summed up Entergy's attitude toward diversity: "Tolerance is insufficient. Each of us is different. Each has strengths and weaknesses. Through our diverse backgrounds we have so much to teach each other. These lessons can only be learned in a culture of trust and respect."

One indication of Entergy's culture is that employees from diverse backgrounds succeed and advance in our organization. In 2001, we created a hotline for employees who have concerns or who are aware of someone practicing discrimination or creating a demeaning or hostile work environment.

We extend our commitment to our business partners, as well. Over the last 14 years, Entergy's Supplier Diversity initiative has evolved into one of the industry's preeminent programs, with nearly $1 billion spent among a wide variety of minority and women-owned business enterprises. In 2001, Entergy's Supplier Diversity Team received an industry award for outstanding efforts in minority business development.



Utility: customer service and reliability.

POINT OF VIEW

Our strategy starts with excellent service.

To reach our growth goals, we must have a solid footing in service to our utility customers. In recent years, we've called the utility our "backbone" and "bedrock," and it continues to provide the lion's share of our revenues, cash, and earnings.

Whether all of our utility business remains regulated, or some parts are opened up to competition, maintaining strong customer service is essential to success. And taking our eyes off the utility's performance to focus on "growth" businesses is short-sighted and ill-fated. We know – we've been there. That's why we went back to basics more than three years ago.

Since that time we've improved customer service and reliability. (*See Snapshot next page.*) Customer complaints to regulators about outages have declined 79 percent. And we've reduced the time it takes our customer call centers to answer the phone, from 59 seconds in 1998 to 15 seconds today.

Review: The drive toward electric deregulation was knocked off course by events in 2001. In this uncertain environment, Entergy continued to resolve regulatory issues and to improve its ability to succeed in any regulatory environment.

A crisis in California's "deregulated" electricity market, and the sudden unraveling of Enron Corporation, gave regulators second thoughts about the wisdom of competition in electricity supply. At the same time, the nation's economic downturn and mild weather in most of the country dampened demand for electricity.

Entergy's utilities weren't immune from the near-term effects of recession and mild weather on revenues and earnings. But we focused on the longer-term issues of industry restructuring, and on factors we could control: achieving levels of safety, service, and reliability that would strengthen our utility in any regulatory environment.

Staying focused on service and reliability.

Entergy's utility has achieved substantial improvement in customer service and reliability since the company adopted a refocused strategy in 1998, maintaining that progress in 2001. Measures of service and reliability continued to improve, and the number of complaints to regulators continued to decline.

Entergy is nearing the end of a four-year program to upgrade equipment and make system reliability improvements.

(cont'd on page 14)

POV: SAFETY

Every accident is preventable.

In 1998, Entergy set out to prove that "zero accidents" on the job is an achievable goal. Since that time, we've reduced the number of lost-time accidents by 64 percent. And we're working toward our goal of zero accidents. Employees in Entergy's utility distribution operations in Louisiana reached a safety milestone in 2001, working over one million hours before recording a lost-time accident, a new record.

Entergy believes that safety is not a choice, but a fundamental responsibility. And safety is not a trade-off with efficiency, but rather an indicator. For example, refueling outages in 2001 at Entergy's nuclear plants – including plants that serve our utility customers as well as plants in our competitive nuclear business – set new records for safety as well as speed. As we said in our 2000 Annual Report, "If you're not having accidents, you have a well-trained, conscientious, team-oriented work force that does it right the first time."

Employee Lost-Time Accidents


80
70
60
50
40
30
20
10
75
44
39
27
98
99
00
01

SNAPSHOT: RELIABILITY

CONSISTENT PERFORMANCE – RELIABLE SERVICE.
Key measures of the reliability of our electric service – the average duration and the average frequency of outages – have improved 42 percent and 40 percent since Entergy refocused on customer service in 1998.

Outage Duration
(average minutes per customer per year)


300
250
200
150
100
50
278
229
172
162
98
99
00
01

Outage Frequency
(average number per customer per year)


3.5
3.0
2.5
2.0
1.5
1.0
.5
3.5
2.6
2.2
2.1
98
99
00
01

(cont'd from page 13)

We're spending $1 billion above baseline expenditures over the period 1999-2002. When the program is completed this year, we'll see the full benefit of system improvements.

In addition, we're taking steps to ensure that we have enough power to meet peak summer demand. In 2001, Entergy Wholesale Operations began commercial operation of a new, natural gas-fired generating plant in Mississippi. The 300-megawatt peaking plant is designed to operate during peak demand for power, especially in summer. A second EWO project in Louisiana is expected to come on line in the summer of 2002.

We continued to enhance the capacity of our utility-owned generation as well. We completed an eight-month project to increase efficiency and recapture 20 megawatts of capacity at the Sabine Plant in time for summer 2001. The Texas plant is one of the nation's largest gas-fired generating facilities.

Standard and Poor's cited "Entergy's diligent efforts to bolster system reliability and customer responsiveness" when the credit rating agency upgraded Entergy Louisiana's senior secured debt and removed all Entergy utility companies from credit watch. S&P noted that Entergy's efforts have led to improved customer satisfaction and better regulatory relationships.

REPAIRED REGULATORY RELATIONSHIPS – REDUCED REGULATORY UNCERTAINTY.
By building a record of improved service and responsiveness to customer needs, Entergy has restored constructive relationships with regulators. That has allowed us to work with regulators to resolve outstanding issues and reduce uncertainty facing the utility.

In recent years, Entergy has reduced regulatory uncertainty with:

- settlement of outstanding rate issues,
- reduction of stranded cost exposure, and
- more guidance on the path to deregulation in our jurisdictions.

The utility has satisfactorily resolved several outstanding regulatory cases, and other regulatory action has dramatically reduced Entergy's exposure to the potential loss of large industrial customers. Slowing movement toward competition has also reduced the risk of stranded investment and customer losses.

In October 2001, the Public Utility Commission of Texas approved a settlement agreement to delay the start of competition in our service area until at least September 15, 2002. The settlement

POV: COMPETITIVE RESTRUCTURING

WE CAN SUCCEED IN ANY MARKET – IF WE KNOW THE RULES.
Entergy believes that competition can benefit all customers, but we think it's up to each state to decide. Of course, we'd like to have all our utility jurisdictions move to competition at the same time. But we've demonstrated our willingness to adapt to the timetable and the concerns of each.

In 2001, we reached a settlement in Texas to postpone the start of full retail competition in our service area until later this year. In Arkansas, we supported legislation to move toward retail competition, but we also supported regulators when they decided that it was in the state's best interests to step back. In Louisiana, we're actively engaged in a collaborative review of deregulation issues.

What we continue to seek is simply greater certainty about the timing and path to restructuring – and, in particular, the resolution of issues between the state and federal levels. This year, we added to our team Curt Hébert – who has experience as a regulator and legislator in Mississippi and as Chairman of the Federal Energy Regulatory Commission – to help us play a constructive role in the process.

establishes an orderly timeline and process to bring competition to southeast Texas and represents the consensus of a diverse group of market participants. Entergy's existing rates and fuel cost recovery mechanisms, as well as a pilot retail access program, remain in effect in our service territory.

Preview: Entergy's utility will achieve long-term sustainable growth through improved operational performance and regulatory relationships.

While most of the future growth in Entergy's earnings is expected to come from our competitive businesses, the utility can contribute to earnings growth in a number of ways. In any event, we must continue the improvements in customer service and reliability we have achieved in recent years, as the basis for positive regulatory relationships.

Ongoing and potential efforts to enhance efficiency and financial performance at the utility include the following:

Cost reduction. The Entergy Renewal initiative, which was completed in 2001, reduced annual costs in the utility business. Entergy is pursuing continued improvement in operation and maintenance costs, consistent with high levels of service and reliability.

New generation. The slowing transition to competition reduces the risk of investing in additional capacity. In the past, Entergy has purchased as much as 3,000 megawatts of capacity to meet our power requirements during the summer. Entergy earns no return on purchased power, even though there are regulatory and financial risks associated with those purchases. With the delay in the move toward competition, building or re-powering capacity may be a better, more secure alternative to serving customer demand, while better aligning the economic risks and rewards of the shareholders and the customers.

Performance-based regulation. The slowdown in competitive reform is also refocusing our efforts on improving traditional utility regulation. While we continue to believe that competitive markets for electric supply can benefit all customers, we also believe that the next-best alternative has always been performance-based regulation.

With the movement toward deregulation slowing, it's important that we don't forget the goal we had for competition: to provide economic incentives for energy providers to become more efficient and responsive to customers. These incentives are not necessarily always provided by traditional cost-based regulation. Performance-based regulation aligns the economic interests of customers and shareholders.

We have some performance-based mechanisms in place today, and we plan to offer additional proposals in our utility jurisdictions. We believe that performance-based regulation will provide the opportunity to improve the financial performance of our utility business, as a direct result of more efficient operations and improved service and reliability for our customers. We're hopeful that our demonstrated commitment to customers will support the credibility of our proposals.



POV: ACCESS

EVERYBODY NEEDS ELECTRICITY.

Electricity is not just a product we sell; it's also fundamental to our very way of life. But the cost of electricity to meet even basic needs can overburden elderly and other economically disadvantaged citizens.

We're addressing this problem at the state and federal levels – and within our own company. Entergy is actively promoting proposals for public benefit funds in the jurisdictions where we have utility operations. These funds, which have been adopted in more than 20 states, provide for public financing of programs that help low-income customers pay their utility bills and weatherize their homes, as well as environmental credits and other initiatives. In 2001, we successfully worked to increase federal funding for weatherization programs for low-income households, and against a proposal to require state matching funds, which would have endangered the program in poor states.

We doubled our corporate match for employee contributions to our fuel funds, to help our low-income customers pay their bills. And we continued to work with regulators and community advocates to find better ways to serve our low-income customers – efforts that culminate in our annual Low-Income Summit.



Energy Commodity Services: point-of-view-driven.

POINT OF VIEW

WE USE A DECISIVE POINT OF VIEW TO POINT THE WAY IN CHANGING MARKETS.

Successful strategy must see the possibilities in market conditions. Responding to the market requires a clear point of view based on deep knowledge and sophisticated analysis. Point-of-view-driven execution is a key strength of Entergy-Koch, L.P. (*See Snapshot next page.*) When natural gas prices were still in the stratosphere in early 2001, Entergy-Koch Trading adopted a bearish point of view of future energy prices. Executing on that point of view allowed EKLP to achieve consistent profitability in energy trading during the year. We're integrating EKLP's analysis and point of view approach throughout our operations.

In 2001, Entergy's evolving point of view identified red flags of overbuilding in the U.S. electric generation market. Entergy Wholesale Operations' strategy is based on maximizing optionality in a changing marketplace, so EWO was able to respond in a timely way and adjust its portfolio.

Review: 2001 saw collapsing natural gas prices, a glut in electric generation, and chaos in the California power market. Entergy's wholesale energy business responded effectively with a sound point-of-view-driven strategy that maximizes optionality.

Unprecedented turbulence in energy markets put energy companies to the test in 2001. Guided by a clear point of view about declining energy prices, Entergy-Koch Trading achieved consistent profitability through 2001. And Entergy Wholesale Operations responded to market changes as well.

In the United States, EWO initiated plans to cancel the delivery of four previously ordered turbines, and reassessed its overall development timetable in order to reserve maximum optionality. In the United Kingdom, EWO sold our Saltend plant for an after-tax gain of about

(cont'd on page 18)



POV: THE ENVIRONMENT

TAKING CARE OF BUSINESS INCLUDES TAKING CARE OF THE ENVIRONMENT.

We believe in managing environmental risks to our company – and our planet. Entergy has the cleanest power portfolio among the nation's top generating companies, with the highest percentage of nuclear and natural gas capacity. We're becoming even cleaner by expanding our position in renewable energy, including a new 80-megawatt wind energy facility in Iowa. Entergy faces far less risk of increased costs from potential new environmental requirements than do other companies.

Still, we are not satisfied just being "the cleanest." That's not good enough. We have to address the greater risk to the global environment. In May 2001, Entergy volunteered action to stabilize our domestic greenhouse gas emissions at year 2000 levels through 2005, and to develop a long-term target to help address climate change. We're working with Environmental Defense on a program to reduce carbon dioxide emissions from our fossil-fuel-fired plants in the United States.

Entergy was the first U.S. electric company to publicly announce such a greenhouse gas emissions target. Entergy was also the first U.S. electric company accepted for membership in the Partnership for Climate Action, an international collaboration dedicated to climate protection.

SNAPSHOT: POINT OF VIEW

POINT OF VIEW DRIVES CONSISTENT PROFITABILITY.
Entergy-Koch Trading builds on a tradition of consistent profitability, indicated by a ratio of gain days to loss days that has shown steady improvement over the past four years – and has been better than one-to-one throughout.


Gain/Loss Day Ratio
3.0
2.0
1.0
1.4
1.7
2.4
2.8
1998
1999
2000
2001
Power
Gas
Weather
Overall

(cont'd from page 17)
$57 million. We decided to sell because doing so allowed us to immediately harvest value and redeploy capital.

ACHIEVING GREATER INTEGRATION.
In 2001, we integrated operations of EKLP and EWO into a new business unit, Energy Commodity Services. This step reflects a strategic relationship we see between trading and assets: trading as a necessary component of maximizing the value of hard assets, and assets as a necessary element of managing the risk in a profitable trading book.

We consolidated all origination, all pricing, and the development of our market point of view at EKLP. We thus freed up the EWO team to focus exclusively on project development and acquiring new assets, such as Entergy's first wind generation. We also realized substantial efficiencies, reducing overhead at EWO by about one-third. And lastly, we established a more disciplined and rigorous approach to overall corporate risk management through the hiring of a Chief Risk Officer.

EXECUTING GROWTH INITIATIVES.
Entergy maintained a position in Europe and carefully pursued expansion in that market. EWO's operations and development activities include the 800-megawatt Damhead Creek generating plant in the UK, combined-cycle gas turbine projects in advanced development in Spain and Italy, and refurbishment of the 840-megawatt Maritza East III coal-fired power station in Bulgaria.

In late 2001, Entergy-Koch Trading was one of eight large gas trading firms that pledged to put specific volumes of business through a new Internet-based commodity market in Europe, the Intercontinental Exchange. ICE began trading British natural gas in December, with plans to offer gas contracts on mainland Europe.

EKLP's Gulf South natural gas pipeline continued to build on its advantaged location and diversified customer and supply base. In 2001, Gulf South announced investment in additional storage capacity and proposed the Gulf Pines Pipeline from the Gulf Coast to growing markets in the Southeast.

Preview: By integrating information and knowledge from physical assets, contracts, and trading activities, we are developing our capability to adapt rapidly to continuing changes.

POV: TRANSMISSION

MARKETS WORK.
Transmission is the key to efficient wholesale generation markets. It's the essential link between buyers and sellers of power. Entergy's proposal for an independent transmission company is intended to create the right incentives and price signals for efficient use and expansion of the transmission system.

At the same time, Entergy is taking steps to comply with the Federal Energy Regulatory Commission's requirements for Regional Transmission Organizations. In November, Entergy joined the effort to develop the proposed SeTrans RTO. The ITC would operate within the RTO and would retain the functions necessary to be a viable business opportunity.

The structure for the RTO chosen by the participating transmission owners will involve the hiring of a proven independent operator for the system. The agreements between the operator and transmission owners will provide incentives to the operator to maintain or enhance reliability, enhance efficient use of the system, and minimize the cost of the operation. We expect to make a full filing in the second quarter of 2002, with a view toward an operational RTO in 2003.

To seize opportunities and manage risks in changing markets, we will continually refine points of view with new market information, actively manage assets as an investment portfolio, create numerous options to profit in changing market environments, and employ superior risk management to enable superior returns while mitigating downside risks.

Trading: new products and markets.

Entergy-Koch Trading is building on its leadership position in the trading of financial "derivatives" related to energy commodities. EKT is rated as one of the top weather derivative trading groups in North America, and No. 1 in most categories of gas derivatives.

EKT's leadership in weather derivatives is a key advantage, because so many other commodity markets are affected by weather. Weather products are not only profitable but also are a valuable hedge in our other energy segments.

Trading inevitably drives down margins; therefore, to maintain and grow profits, EKT continually strives to develop new products. In particular, EKT is focusing on second-generation weather derivatives that are more directly related to a company's profitability. Another avenue of growth is in new markets, particularly Europe.

Power development in a tough U.S. market.

Overbuilding has created a tough market for development of new generation in the United States, and we expect the down cycle to continue. Over $25 billion in assets could change hands during the down cycle, and many competitors will be financially constrained. Entergy can thrive by using our financial strength and our track record of successful transactions in uncertain markets.

Some opportunities are made possible by positions we already have, such as using space at our nuclear plant sites to place gas-fired peaking units in tight power markets. Other opportunities, such as acquiring the Top of Iowa Wind Farm, are possible because of our extensive knowledge of the electric industry and transmission system. This creates a point of view on value and risk that lets us pursue opportunities to leverage our experience and capabilities.

EWO's emphasis on optionality has created multiple options for the 15 turbines remaining to be developed from the 36 ordered in 1999 from General Electric. Multi-year agreements with GE provide Entergy with a secure, economic, and flexible supply of turbines to compete aggressively in the generation market.

Our energy commodity strategy in Europe.

As we pursue expansion in Europe, we will follow the same integrated strategy that has demonstrated success in the United States. Entergy-Koch is using EWO's foothold in Europe to enter that market, which is a potential source of significant growth for its energy and weather products.

We will carefully manage risk around power plants we develop in Europe. Generally, before we go forward with a project, we want a partner, preferably a customer who is willing to take on part of the market risk by buying the output. EWO can then take on the responsibility and risk of reliably and efficiently operating the plant.

Because it's harder to bring projects to completion in Europe – with less certain rules, less market liquidity, and other challenges – such arrangements offer the opportunity for higher returns there than they do in the United States, if you can successfully work through the risks.

POV: PARTNERSHIPS

We can't be the best in everything.
The danger of an integrated strategy is mediocrity. So, instead of trying to compete for top talent in all areas, we're using outsourcing, joint ventures, and alliances – particularly for new or highly specialized skills. As we said in our 2000 Annual Report, "we replaced vertical integration with virtual integration. Today's market leaders are specialists, each achieving scale and low costs in its field – and we're joining forces with the best of them."

Our results for 2001 demonstrate the value of these partnerships. Entergy-Koch, our joint venture with Koch Energy, exceeded expectations and contributed earnings from both trading and pipeline operations. EntergyShaw, our joint venture with The Shaw Group for engineering and construction of new power plants, is helping us realize significant construction cost savings. As of December 31, 2001, construction cost savings on the Crete project in Illinois were approximately 15-20 percent below comparable market construction costs.



Nuclear: a vital role in U.S. energy.

POINT OF VIEW

We saw the potential of nuclear energy, and we're bringing it home.

Nuclear generation has emerged as a key contributor to meeting U.S. energy needs. Nuclear generation provides more than 20 percent of the nation's electricity, and nuclear is the only commercially viable generating technology to address global warming concerns. The resurgence of the nuclear industry reflects the fact that nuclear generation is finally achieving the levels of safety and efficiency that were envisioned when the first plants were built.

Entergy was early to recognize the growth potential in nuclear generation and has built a leadership position. The *Financial Times* Global Energy Awards named Entergy a finalist for the Successful Investment Decision of the Year Award for its growth strategy of investing in nuclear plants. (*See Snapshot next page.*) Now Entergy can draw upon the advantages of scale and scope, and the expertise we have developed, to drive continued growth.

Review: In 2001, volatile natural gas prices and continued concern about global climate change focused public attention on nuclear generation. Entergy's nuclear business continued to build on its first mover advantage, adding to its fleet and its earnings.

Entergy Nuclear has been the success story of the decade for our company, building a business from scratch that produced annual income of $128 million after just three years. In 2001, Entergy's competitive nuclear business completed acquisition of its fourth plant and reached agreement to buy a fifth.

Entergy Nuclear contributed earnings of 57 cents per share in 2001, representing an increase of 159 percent over 2000. The increased earnings were due primarily to the addition of the Indian Point 3 and FitzPatrick nuclear units acquired in late 2000, and Indian Point 2 acquired in September 2001. Exceptional operating performance across the non-utility nuclear portfolio also contributed to strong results.

Building scale advantages in our Northeast portfolio.

In the past three years, Entergy has

(cont'd on page 22)

POV: PERFORMANCE GAINS

Never bet against the engineers.

Nuclear plants have lots of untapped potential. We're pursuing significant upside earnings potential from productivity improvements in newly acquired nuclear plants. The average production cost of Entergy's legacy plants for 2001 is under $15 per megawatt-hour. All plants Entergy has acquired have production costs greater than the company's legacy plants, yet none has any inherent disadvantages in comparison with those plants. We have a track record of turning around underperforming nuclear plants. We can drive earnings growth by bringing the operating costs and capacity factors at newly acquired plants to Entergy levels.

Value creation at nuclear plants.

Entergy can drive earnings growth at newly acquired nuclear plants through "uprates" that increase generating capacity and reductions in operating costs. This graph shows potential incremental earnings per share from improvements of 5 percent and 10 percent in each of these areas at our two Indian Point units.

Potential EPS From Margin Improvements at Indian Point Units


Power Uprate
Reduced O&M Costs per MWH*
0.07
0.14
0.08
0.15
5%
10%
5%
10%
% Improvement

* from actual 1999 levels

POV: INDUSTRY CONSOLIDATION

Nuclear generation requires critical mass.

Any company with less than about 4,000-5,000 megawatts of nuclear capacity is at a competitive disadvantage. Approximately 35,000 megawatts of capacity in the nuclear industry is owned by companies with only one or two units. With the slowdown in deregulation, companies with sub-optimal scale in nuclear generation may be under less pressure to sell that capacity since any cost disadvantage can potentially be passed on to customers.

But they still face the challenges of competing for talented operating personnel with companies – such as Entergy – that can offer much more opportunity.

So we believe that a number of owners may be interested in an operating contract, lease, or other agreement through which Entergy can share the benefits of its expertise and scale. Such an arrangement would provide Entergy the opportunity to run the plant and earn a profit while realizing great savings for the owner.

(cont'd from page 21)

purchased four nuclear plants in the Northeast, with operational and financial performance exceeding expectations.

Our purchase of Indian Point 2 brought the two operating units on that site under common management for the first time ever. This purchase creates other opportunities as well. In November 2001 Entergy announced the planned addition of a gas-fired peaking facility at Indian Point. This facility will improve electric reliability in New York and will be constructed so as to preserve environmental standards at the Indian Point site.

Lastly, Entergy reached an agreement to buy the Vermont Yankee plant for $180 million, including nuclear fuel. We expect to realize significant operating efficiencies, since Vermont Yankee is a sister plant to our Pilgrim and FitzPatrick plants in the region.

Setting new standards of performance.

Our competitive nuclear business contributed solid earnings, in spite of scheduled refueling outages at two of its plants, and set plant records for quick completion of those outages with no recordable safety incidents. Entergy also set industry records for refueling outages at three of our utility plants. The average duration of the five refueling outages in 2001 was just 23 days, 6 hours.

Pilgrim completed a 28-day refueling outage, cutting its previous best duration by more than half while registering no lost-time accidents. Indian Point 3 concluded a record-breaking 26-day refueling outage, compared with its previous best of 40 days. Indian Point 3 outage employees boasted no lost work-day accidents and the unit's lowest radiation exposure performance for a refueling outage.

Grand Gulf completed its refueling outage in 21 days, a U.S. record for boiling water reactors of its kind. Unit 1 at Arkansas Nuclear One also completed a record-setting refueling outage. Lasting 22 days, the outage duration was a world record for a Babcock & Wilcox-designed unit. And River Bend completed the shortest refueling outage ever for any boiling water reactor of its kind in the world. The 17-day outage was completed in approximately half the time of River Bend's previous best, and it was also the safest outage in Entergy Nuclear's history.

ANO Unit 1 also received a renewal of its operating license from the Nuclear Regulatory Commission. The standard 30-month schedule for such requests was cut nearly in half, and the NRC approved the renewal in just under 17 months. The renewed license gives Entergy the option to operate the unit until 2034, 20 years

SNAPSHOT: A VITAL ROLE

Entergy's growth as nuclear leader.

With the acquisition of Vermont Yankee, our competitive nuclear business will have 3,955 megawatts of capacity. When added to the nuclear capacity serving our utility customers, this gives Entergy a total of nearly 9,000 megawatts of nuclear capacity, the nation's second-largest nuclear fleet.

Entergy Nuclear Acquisitions

Announced	Name	Location	MW
Nov-98	Pilgrim	MA	670
Mar-00	FitzPatrick	NY	825
Mar-00	Indian Point 3	NY	980
Nov-00	Indian Point 2	NY	970
Aug-01	Vermont Yankee	VT	510

beyond its original 40-year period.

In addition, ANO received two coveted Top Industry Practice awards from the Nuclear Energy Institute at its annual assembly in May. Both ANO award winners focused on safe, efficient inspection systems.

The events of September 11 put everyone on heightened alert, and that is certainly true at all of our nuclear sites. Entergy and all other nuclear operators coordinate closely with the Nuclear Regulatory Commission to take every security precaution necessary. We are getting excellent advice and assistance from various federal and state agencies, and we do not expect to incur materially higher costs as a result of increased security.

Preview: Entergy is well positioned for the nuclear opportunity. Entergy Nuclear is leveraging its superior scale and operating capabilities to grow through continued expansion of nuclear capacity under operation and improved utilization of acquired plants.

We can grow earnings in our own nuclear units in a number of ways:

- **Operational excellence:** reducing costs and increasing capacity factors, without major capital expenditures
- **Power uprates:** making relatively small, and highly cost-effective, investments to expand generating capacity
- **Portfolio effects:** Taking advantage of our generating fleet to offer more valuable firm power as an alternative to power that's contingent on the operation of a single unit

In addition, we will grow earnings by acquiring, operating, or decommissioning units owned by other companies.

We now have the nation's second-largest nuclear fleet, and we're taking steps to maximize the value of our investment of nearly $2 billion. Our Nuclear Business Development Group, in Jackson, Mississippi, will focus not only on acquiring additional nuclear plants, but also on finding new ways to add value to its existing fleet. These include safe, timely, cost-effective implementation of projects such as power uprates and license renewal.

Superior risk management will enable high returns while mitigating downside risk. Entergy Nuclear caps the downside risk of nuclear investments through unit-contingent contracts, customized power purchase agreements, and price risk management by Entergy-Koch Trading.

And Entergy Nuclear is currently deploying six sigma process improvement methods with a focus on increasing generation, reducing costs, and improving equipment reliability. One recent project resulted in a 60 percent reduction in the average time to prepare a unit for restart following a forced outage. Another project reduced the post-refueling start-up sequence by ten hours on an already-industry-record outage for that plant type. The project was later expanded to the boiling water reactor fleet for implementation of a standard start-up template.



POV: ACQUISITIONS

THE GOAL IS VALUE CREATED, NOT MEGAWATTS ACQUIRED.
When we bid for a nuclear plant, we want to come away with the opportunity to create value. We don't care about bragging rights or capacity for its own sake.

Entergy did not become the nation's leading acquirer of nuclear plants by over-paying. We would rather submit a losing bid than suffer the winner's curse, and we have lost out to bids that are simply too high to allow profitability relative to the risks taken.

But we also have distinctive advantages that allow us to submit superior bids and still earn more than our competitors could have. Key elements of our strong position include:

- a low-cost position through advantaged scale,
- a deep bench with demonstrated plant turnaround capabilities, and
- proven ability to structure transactions that create added value for the seller.

We have acquired 3,955 megawatts of unregulated nuclear capacity, including the pending purchase of Vermont Yankee, at an average price of $245 per kilowatt of capacity. Every acquisition we've completed has added earnings in the first year. And every acquisition was priced to allow the opportunity to create value in excess of the plant's full risk-adjusted cost of capital, including both debt and equity.

Looking ahead.



In 2002 and beyond, Entergy will address critical issues in all of our businesses while we maintain strong day-to-day performance. Key efforts include the following:

- Working for performance-based regulation at the state level, as well as federal regulation of transmission and wholesale generation that will allow efficient power markets to develop.
- Drawing on our more closely integrated capabilities in the wholesale commodity business to create maximum value from assets in our portfolio, and to identify assets in the marketplace that would add value.
- Maintaining the profitable growth that our competitive nuclear business has delivered, by successfully completing and integrating acquisitions, and continuing to capture other opportunities, such as operating agreements with other nuclear owners.

All of these efforts will be based on a continually refined point of view in a changing marketplace.

We're determined to deliver on our commitment to 8-10 percent average annual earnings growth – and we will not be deterred by unfavorable weather, operating challenges, downturns in markets, or the mistakes of others.

Financial review:

Contents

26 Five-Year Summary of Selected Financial and Operating Data

27 Management's Financial Discussion and Analysis

43 Report of Management

43 Independent Auditors' Report

44 Consolidated Statements of Income

45 Consolidated Statements of Retained Earnings, Comprehensive Income, and Paid-In Capital

46 Consolidated Balance Sheets

48 Consolidated Statements of Cash Flows

50 Notes to Consolidated Financial Statements

Glossary

Domestic Utility Companies
Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans, collectively.

Entergy
Entergy Corporation and its various direct and indirect subsidiaries.

Entergy Corporation
Entergy Corporation, a Delaware corporation.

Entergy Gulf States
Entergy Gulf States, Inc., including its wholly owned subsidiaries - Varibus Corporation, GSG&T, Inc., Prudential Oil & Gas, Inc., and Southern Gulf Railway Company.

FitzPatrick
James A. FitzPatrick nuclear power plant, 825-MW facility located near Oswego, New York, purchased in November 2000 from New York Power Authority by Entergy's domestic non-utility nuclear business.

Indian Point 1
Indian Point Energy Center Unit 1 nuclear power plant that has been shut down and in safe storage since the 1970s, located in Westchester County, New York, purchased in September 2001 from Consolidated Edison by Entergy's domestic non-utility nuclear business.

Indian Point 2
Indian Point Energy Center Unit 2 nuclear power plant, 970-MW facility located in Westchester County, New York, purchased in September 2001 from Consolidated Edison by Entergy's domestic non-utility nuclear business.

Indian Point 3
Indian Point Energy Center Unit 3 nuclear power plant, 980-MW facility located in Westchester County, New York, purchased in November 2000 from New York Power Authority by Entergy's domestic non-utility nuclear business.

Pilgrim
Pilgrim Nuclear Station, 670-MW facility located in Plymouth, Massachusetts purchased in July 1999 from Boston Edison by Entergy's domestic non-utility nuclear business.

System Energy
System Energy Resources, Inc.

Forward-Looking Information

The following constitutes a "Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: Investors are cautioned that forward-looking statements contained herein with respect to the revenues, earnings, performance, strategies, prospects and other aspects of the business of Entergy Corporation or its affiliated companies may involve risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, risks and uncertainties relating to: the effects of weather, the performance of generating units and transmission systems, the possession of nuclear materials, fuel and purchased power prices and availability, the effects of regulatory decisions and changes in law, litigation, capital spending requirements and the availability of capital, the onset of competition, the ability to recover net regulatory assets and other potential stranded costs, the effects of recent developments in the California electricity market on the utility industry nationally, advances in technology, changes in accounting standards, corporate restructuring and changes in capital structure, the success of new business ventures, changes in the markets for electricity and other energy-related commodities, including the use of financial and derivative instruments and volatility of changes in market prices, changes in interest rates and in financial and foreign currency markets generally, the economic climate and growth in Entergy's service territories, changes in corporate strategies, actions of rating agencies, and other factors.

FIVE-YEAR SUMMARY OF SELECTED FINANCIAL AND OPERATING DATA

In thousands, except percentages and per share amounts	2001	2000	1999	1998 (a)	1997 (b)
SELECTED FINANCIAL DATA AS REPORTED:					
Operating revenues	$ 9,620,899	$10,022,129	$ 8,765,635	$11,494,772	$ 9,538,926
Income before cumulative effect of accounting change	$ 727,025	$ 710,915	$ 595,026	$ 785,629	$ 300,899
Earnings per share before cumulative effect of accounting change					
Basic	$ 3.18	$ 3.00	$ 2.25	$ 3.00	$ 1.03
Diluted	$ 3.13	$ 2.97	$ 2.25	$ 3.00	$ 1.03
Dividends declared per share	$ 1.28	$ 1.22	$ 1.20	$ 1.50	$ 1.80
Book value per share, year-end	$ 33.78	$ 31.89	$ 29.78	$ 28.82	$ 27.23
Common shares outstanding					
At year-end	220,733	219,605	239,037	246,620	245,842
Weighted average–basic	220,944	226,580	245,127	246,396	240,208
Weighted average–diluted	224,734	228,541	245,327	246,572	240,347
Total assets	$25,910,311	$25,451,896	$22,969,940	$22,836,694	$27,000,700
Long-term obligations(c)	$ 7,743,298	$ 8,214,724	$ 7,252,697	$ 7,349,349	$10,154,330
Preferred and preference stock	$ 360,522	$ 400,446	$ 558,105	$ 655,978	$ 673,460
Long-term debt (excluding currently maturing debt)	$ 7,321,028	$ 7,732,093	$ 6,612,583	$ 6,596,617	$ 9,068,325
Return on average common equity	10.04%	9.62%	7.77%	10.71%	3.71%
Cash from operations	$ 2,215,548	$ 1,967,847	$ 1,389,024	$ 1,835,682	$ 1,792,771
DOMESTIC UTILITY ELECTRIC REVENUES:					
Residential	$ 2,612,889	$ 2,524,529	$ 2,231,091	$ 2,299,317	$ 2,271,363
Commercial	1,860,040	1,699,699	1,502,267	1,513,050	1,581,878
Industrial	2,298,825	2,177,236	1,878,363	1,829,085	2,018,625
Governmental	205,054	185,286	163,403	172,368	171,773
Total retail	6,976,808	6,586,750	5,775,124	5,813,820	6,043,639
Sales for resale	395,353	423,519	397,844	448,842	359,881
Other	(127,334)	209,417	98,446	(126,340)	135,311
Total	$ 7,244,827	$ 7,219,686	$ 6,271,414	$ 6,136,322	$ 6,538,831
DOMESTIC UTILITY ELECTRIC SALES:					
(Millions of KWH)					
Residential	31,080	31,998	30,631	30,935	28,286
Commercial	24,706	24,657	23,775	23,177	21,671
Industrial	41,577	43,956	43,549	43,453	44,649
Governmental	2,593	2,605	2,564	2,659	2,507
Total retail	99,956	103,216	100,519	100,224	97,113
Sales for resale	8,896	9,794	9,714	11,187	9,707
Total	108,852	113,010	110,233	111,411	106,820

(a) Includes the effects of the sale of London Electricity and CitiPower in December 1998.

(b) Includes the effects of the London Electricity acquisition in February 1997.

(c) Includes long-term debt (excluding currently maturing debt), preferred stock with sinking fund, preference stock, preferred securities of subsidiary trusts and partnership, and noncurrent capital lease obligations.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS

SIGNIFICANT FACTORS AND KNOWN TRENDS

Entergy Corporation is an investor-owned public utility holding company that operates through three business segments. The domestic utility business generates, transmits, distributes, and sells electric power to 2.6 million retail customers in portions of Arkansas, Louisiana, Mississippi, and Texas. The domestic utility business, particularly through Entergy Arkansas and Entergy Gulf States, also generates some revenue from wholesale electric power sales. The domestic non-utility nuclear business owns and operates four nuclear power plants that it has acquired over the past three years, and sells electric power produced by those plants to wholesale customers. Domestic non-utility nuclear also generates some revenue by providing operation and maintenance services to the owners of other nuclear power plants. The energy commodity services business provides energy commodity trading and gas transportation and storage services through Entergy-Koch, L.P., and develops power generation projects in the United States and Europe. Following are the percentages of Entergy's consolidated revenues and net income generated by these segments and the percentage of total assets held by them:

	% of Revenue		
Segment	**2001**	**2000**	**1999**
Domestic utility	77	74	73
Domestic non-utility nuclear	8	3	1
Energy commodity services	14	23	26
Other	1	-	-
	% of Net Income		
Segment	**2001**	**2000**	**1999**
Domestic utility	77	87	93
Domestic non-utility nuclear	17	7	3
Energy commodity services	14	8	(7)
Other	(8)	(2)	11
	% of Total Assets		
Segment	**2001**	**2000**	**1999**
Domestic utility	78	81	82
Domestic non-utility nuclear	13	9	3
Energy commodity services	9	10	8
Other	-	-	7

Following are significant factors and known trends that may affect our results of operations or financial position.

CRITICAL ACCOUNTING POLICIES

Accounting and financial reporting involve significant estimates and judgments, including the selection of appropriate accounting policies. Note 1 to the financial statements provides a comprehensive discussion of Entergy's significant accounting policies. The following represent the accounting policies that Entergy's management believes are especially important to the reporting of Entergy's financial position and results of operations, due to their significance and subjectivity:

Application of SFAS 71

Entergy's application of Statement of Financial Accounting Standards (SFAS) 71, "Accounting for the Effects of Certain Types of Regulation," to its domestic utility operations has a significant and pervasive impact on accounting and reporting for these operations. These matters are discussed in "Significant Factors and Known Trends – Continued Application of SFAS 71" and in Note 1 to the financial statements.

Accounting for Decommissioning

The accounting for decommissioning costs for nuclear power plants involves significant estimates related to costs to be incurred many years in the future. Changes in these estimates could significantly impact Entergy's financial position, results of operations, and cash flows (although estimate changes for the nuclear plants in Entergy's domestic utility operating segment should be earnings-neutral, because these costs are collected from ratepayers). These issues are discussed in more detail in Note 9 to the financial statements.

Accounting for Derivative Instruments and Hedges

Entergy's application of the provisions of SFAS 133 and Emerging Issues Task Force (EITF) 98-10 to its various commodity and financial contracts has a significant impact on Entergy's financial statements. The risks associated with these instruments and Entergy's accounting for them are discussed in more detail in "Significant Factors and Known Trends – Market Risks Disclosure" and in Note 15 to the financial statements.

Accounting for Equity Method Investees and Off Balance Sheet Arrangements

During 2001, Entergy entered into two significant transactions that involved complex accounting judgments. The first transaction was a joint venture with Koch Industries, Inc. involving energy trading and pipeline operations. This investment is accounted for under the equity method of accounting, and is discussed in more detail in "Results of Operations – Energy Commodity Services" and in Note 13 to the financial statements. The second transaction was a financing arrangement for Entergy's turbine acquisition program that involved the sale and assignment of Entergy's interests under certain turbine acquisition contracts to an independent special purpose entity. This transaction is described in more detail in "Liquidity and Capital Resources – Off Balance Sheet and Equity Method Investee Debt, Guarantees of Unconsolidated Obligations, and Lease Obligations."

DOMESTIC UTILITY TRANSITION TO RETAIL COMPETITION

The electric utility industry for years has been preparing for the advent of competition in its business. For most electric utilities, the transition from a regulated monopoly to a competitive business is challenging and complex. The new electric utility environment presents opportunities to compete for new customers and creates the risk of loss of existing customers. It presents risks along with opportunities to enter into new businesses and to restructure existing businesses. Events that occurred in 2001, particularly the crisis in California's restructured power supply market, may slow the onset of competition. The recent bankruptcy of Enron may further retard the move to competition.

For Entergy, the domestic transition to competition is a formidable undertaking, made uniquely difficult because the domestic utility companies operate in five retail regulatory jurisdictions and are subject to the System Agreement, which contemplates the integrated operation of Entergy's electric generation and transmission assets throughout the retail service territories. Entergy is striving to achieve consistent paths to competition in all five retail regulatory jurisdictions. Nevertheless, actions by one jurisdiction may conflict with actions by another. In addition, while the Arkansas and Texas legislatures have enacted laws to bring about electric utility competition, the process is going forward only in Texas, and retail competition in Entergy Gulf States' service area is subject to a delay in that state. Entergy is continuing to work with regulatory and legislative officials in all jurisdictions in designing the rules surrounding the implementation of a competitive electricity industry. There can be no assurance given as to the timing or results of the transition to competition in Entergy's service territories. Following is a summary of the status of the transition to competition in the five retail jurisdictions:

Jurisdiction	Status of Retail Open Access	% of Entergy's 2001 Revenues Derived from Retail Electric Utility Operations in the Jurisdiction
Arkansas	Commencement delayed by amended law until at least October 2003, Arkansas Public Service Commission (APSC) has recommended delay until at least 2010.	13.6%
Texas	Delayed until at least September 15, 2002 in Entergy Gulf States' service area in a settlement approved by the Public Utility Commission of Texas (PUCT).	10.7%
Louisiana	Louisiana Public Service Commission (LPSC) has deferred pursuing retail open access, pending developments at the federal level and in other states.	33.4%
Mississippi	Mississippi Public Service Commission (MPSC) has recommended not pursuing open access at this time.	9.8%
New Orleans	Council of the City of New Orleans, Louisiana (Council) has taken no action on Entergy's proposal filed in 1997.	5.1%

Arkansas

Under current Arkansas legislation, the target date for retail open access has been delayed until no sooner than October 1, 2003 and no later than October 1, 2005. In December 2001, the APSC recommended to the Arkansas General Assembly that legislation be enacted during the 2003 legislative session to either repeal the legislation authorizing retail open access or further delay retail open access until at least 2010. Entergy Arkansas supports the proposal for further delay of retail open access but opposes repeal of deregulation legislation as premature at this time.

Texas

In June 1999, the Texas legislature enacted a law providing for competition in the electric utility industry through retail open access. With retail open access, generation and a new retail electric provider operation are competitive businesses, but transmission and distribution operations continue to be regulated. The new retail electric providers are the primary point of contact with customers. Although retail open access legislation is in place in Texas, its implementation in Entergy Gulf States' territory is delayed until at least September 15, 2002.

Pursuant to the provisions of the retail open access law, Entergy Gulf States' business separation plan provides that Entergy Gulf States will be divided into:

- a Texas distribution company;
- an intermediate transmission company;
- a Texas generation company;
- at least two Texas retail electricity providers; and
- a Louisiana company that will encompass distribution, generation, transmission, and retail operations.

Several proceedings necessary to implement retail open access are still pending, including proceedings to set the price-to-beat rates that will be charged by Entergy's retail electric service provider, to implement Entergy Gulf States' business separation plan, and to form a regional transmission organization (RTO) that includes Entergy's service area. In addition, the LPSC has not approved for the Louisiana jurisdictional operations the transfer of generation assets to, or a power purchase agreement with, Entergy's proposed Texas generation company.

In addition to working with its current customers, Entergy also continually participates in economic development activities that can increase industrial and commercial energy demand, from both current and new customers.

Louisiana

In a July 2001 report to the LPSC, the LPSC staff concluded that retail competition is not in the public interest at this time for any customer class. Nevertheless, the LPSC staff recommended that retail open access be made available for certain large industrial customers as early as January 2003. An eligible customer choosing to go to competition would be required to provide its utility with a minimum of six months notice prior to the date of retail open access. The LPSC staff report also recommended that all customers who do not currently co- or self-generate, or have co- or self-generation under construction as of a date to be specified by the LPSC, remain liable for their share of stranded costs. During its October 2001 meeting, the LPSC adopted dates by which a total of 800 MW of co- or self-generation could be developed in Louisiana without being affected by stranded costs. During its November 2001 meeting, the LPSC decided not to adopt a plan for retail open access at this time, but to have collaborative group meetings concerning open access from time to time, and to have the LPSC staff monitor developments in neighboring states and to report to the LPSC regarding the progress of retail open access developments in those states.

Continued Application of SFAS 71

The domestic utility companies' and System Energy's financial statements primarily reflect assets and costs based on existing cost-based ratemaking regulation in accordance with SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Under traditional ratemaking practice, regulated electric utilities are granted exclusive geographic franchises to sell electricity. In return, the utilities must make investments and incur obligations to serve customers. Prudently incurred costs are recovered from customers along with a return on investment. Regulators may require utilities to defer collecting from customers some operating costs until a future date. These deferred costs are recorded as regulatory assets in the financial statements. In order to continue applying SFAS 71 to its financial statements, a utility's rates must be set on a cost-of-service basis by an authorized body and the rates must be charged to and collected from customers.

As the generation portion of the utility industry moves toward competition, it is likely that generation rates will no longer be set on a cost-of-service basis. When that occurs, the generation portion of the business could be required to discontinue application of SFAS 71. The result of discontinuing application of SFAS 71 would be the removal of regulatory assets and liabilities from the balance sheet, and could include the recording of asset impairments. This result is because some of the costs or commitments incurred under a regulated pricing system might be impaired or not recovered in a competitive market. These costs are referred to as stranded costs.

In the non-unanimous settlement agreement filed with the PUCT by Entergy Gulf States in March 2001 described above, the parties agreed that Entergy Gulf States will not implement a charge to recover stranded costs in Texas. A rider to recover nuclear decommissioning costs will be implemented. The PUCT approved the settlement in an interim written order issued in May 2001. In December 2001, the PUCT abated the proceeding until a date closer to opening the market to retail open access.

Management believes that definitive outcomes have not yet been determined regarding the transition to competition in any of Entergy's jurisdictions. While Arkansas and Texas have enacted retail open access laws as described above, Entergy believes that significant issues remain to be addressed by Arkansas and Texas regulators, and the enacted laws do not provide sufficient detail to determine definitively the impact on Entergy Arkansas' and Entergy Gulf States' regulated operations. Resolution of the regulatory proceedings affecting the transition to competition of Entergy Gulf States' Texas generation business may require the discontinuance of the application of SFAS 71 accounting treatment to that business. Management does not expect a material adverse effect on Entergy's and Entergy Gulf States' results of operations if SFAS 71 accounting treatment for the Texas generation business is discontinued. Several uncertainties still exist in the transition to competition in Texas, including the effects of the settlement agreement that the PUCT approved that delays retail open access until at least September 15, 2002, and the effects of the ongoing proceedings in Texas. Therefore, the criteria under EITF 97-4 for discontinuing SFAS 71 treatment have not been met as of December 31, 2001.

Federal Deregulation Legislation

Over the past several years, a number of bills have been introduced in the United States Congress to deregulate the generation function of the electric power industry. The bills generally have provisions that would give retail consumers the ability to choose their own electric service provider. Entergy Corporation has supported some deregulation legislation in Congress that would lead to an orderly transition to competition and would also repeal the Public Utility Holding Company Act (PUHCA) and the Public Utility Regulatory Policies Act of 1978 (PURPA). Congressional sentiment appears to be against mandating retail competition by a certain date and in favor of clarifying state authority to order retail choice for consumers. Congress adjourned in 2001 without final action on a deregulation bill by a committee of the House or Senate, and has not taken any significant action on such a bill in its 2002 session thus far.

Performance-based formula rate plans are designed to reward increased efficiency and productivity, with utility shareholders and customers sharing in the benefits.

State and Local Rate Regulation and Fuel-Cost Recovery

The retail regulatory basis for setting rates for electric service is shifting in some jurisdictions from traditional, exclusively cost-of-service regulation to include performance-based elements. Performance-based formula rate plans are designed to reward increased efficiency and productivity, with utility shareholders and customers sharing in the benefits. Entergy Mississippi and Entergy Louisiana have implemented performance-based rate plans, although Entergy Louisiana's formula rate plan expired at the end of 2001. Entergy plans to propose a statewide formula rate plan in Louisiana, which would include Entergy Louisiana and Entergy Gulf States.

If a statewide formula rate plan is not adopted in Louisiana in 2002, Entergy Gulf States will have to file a cost-of-service rate case by mid-2002, and Entergy Louisiana may have to file a rate case in the same timeframe. These filings are required because Entergy Gulf States' annual earnings review requirement ceased after the 2001 filing, and Entergy Louisiana's formula rate plan expired with the 2001 filing. These cost-of-service rate cases would be in addition to the Entergy New Orleans case that is scheduled to be filed by mid-2002.

In addition to their rate proceedings, the domestic utility companies' fuel costs recovered from customers are subject to regulatory scrutiny. This regulatory risk represents the domestic utility companies' largest potential exposure to price changes in the commodity markets.

The domestic utility companies' retail and wholesale rate matters and proceedings, including fuel cost recovery-related issues, are discussed more thoroughly in Note 2 to the financial statements.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

System Agreement Proceedings

The System Agreement provides for the integrated planning, construction, and operation of Entergy's electric generation and transmission assets throughout the retail service territories of the domestic utility companies. Under the terms of the System Agreement, generating capacity and other power resources are shared among the domestic utility companies. The System Agreement provides that parties having generating reserves greater than their load requirements (long companies) shall receive payments from those parties having deficiencies in generating reserves (short companies). Such payments are at amounts sufficient to cover certain of the long companies' costs for generating units fueled by oil or gas, including operating expenses, fixed charges on debt, dividend requirements on preferred and preference stock, and a fair rate of return on common equity investment. In addition, for all energy exchanged among the domestic utility companies under the System Agreement, the short companies are required to pay the cost of fuel consumed in generating such energy plus a charge to cover other associated costs.

The LPSC and the Council commenced a proceeding in 2001 at the FERC that requests amendments to the System Agreement, particularly in the area of production cost equalization. The LPSC and Council also allege that certain provisions of the System Agreement increase costs paid by the ratepayers in their jurisdictions. The APSC, MPSC, and Entergy have each opposed the relief sought by the LPSC and the Council. The LPSC also instituted a proceeding in 2001 to litigate several of the same issues. In the proceeding, the LPSC also questions whether Entergy Louisiana and Entergy Gulf States were prudent for not seeking changes to the System Agreement previously, so as to lower costs imposed upon their ratepayers and to increase costs imposed upon ratepayers of the other domestic utility companies. The domestic utility companies have challenged the propriety of the LPSC litigating these issues before itself, and will oppose the relief sought by the LPSC. Nevertheless, the decisions in these proceedings could affect the rates charged to ratepayers by the individual domestic utility companies, and the timing and outcome of these proceedings cannot be predicted at this time.

Industrial, Commercial, and Wholesale Customers

Some of Entergy Gulf States' and Entergy Louisiana's large industrial and commercial customers continually explore ways to reduce their energy costs. In particular, cogeneration is an option available to a significant portion of Entergy Gulf States' and Entergy Louisiana's industrial customer base. Entergy responds by working with industrial and commercial customers and negotiating electric service contracts that provide service at rates lower than would otherwise be charged. Despite these actions, Entergy Gulf States and Entergy Louisiana each expect to lose large industrial customers to cogeneration by the end of 2002. Entergy Gulf States expects to lose two customers that accounted for approximately 1% of its net revenue in 2001. Entergy Louisiana expects to lose a customer that accounted for approximately 2% of its net revenue in 2001. In addition to working with its current customers, Entergy also continually participates in economic development activities that can increase industrial and commercial energy demand, from both current and new customers.

Entergy also faces competition in making wholesale power sales. In 2001, Entergy Arkansas lost a contract with a municipal wholesale customer that accounted for approximately 2% of its 2001 net revenue. The current contract with this customer expires on June 30, 2002, at which time the customer will buy power from another supplier. Entergy Arkansas is aggressively pursuing other wholesale power sales opportunities, however, to offset the revenue loss resulting from the loss of this contract.

Entergy is committed to environmental compliance, and its high percentage of nuclear and natural gas capacity gives it an advantage when compared to the costs other utilities will face from potential environmental requirements.

Attacks of September 11, 2001

Since the attacks on New York and Washington, D.C. on September 11, 2001, security at Entergy's nuclear power plants has been at a heightened alert level. Entergy is working with the Nuclear Regulatory Commission (NRC) and other government agencies on security at its nuclear sites. Based on current security plans, management does not expect a material effect on Entergy's financial statements to result from additional security measures that may be implemented at its nuclear sites. As the NRC, other governmental entities, and the industry continue to consider security issues, it is possible that more extensive security plans requiring higher-than-expected costs could be required.

Environmental Matters

Entergy is subject to federal and state regulation regarding air and water quality and other environmental matters. The Clean Air Act amendments of 1990 established programs to control sulfur dioxide, nitrogen oxides, and hazardous air pollutant emissions (primarily mercury). The ozone non-attainment program for control of nitrogen oxides currently impacts Entergy Gulf States' operations in the Beaumont and Houston areas. Entergy expects to incur up to $54 million in capital costs through 2007 to comply with the program controls. In addition, Entergy Gulf States expects to spend up to $72 million in capital costs through 2005 if Louisiana Department of Environmental Quality (LDEQ)-proposed controls for the Baton Rouge area are implemented.

The United States Congress is considering a multi-pollutant approach to reauthorization of the Clean Air Act. In addition to the three types of emissions mentioned above, Congress is considering controls on carbon dioxide emissions. Entergy is committed to environmental compliance, and its high percentage of nuclear and natural gas capacity gives it an advantage when compared to the costs other utilities will face from potential environmental requirements. Furthering its commitment to reduce emissions, Entergy purchased 80 MW of wind-powered capacity in December 2001, and will consider additional investment in wind power.

Nuclear Matters

Concerns continue to be expressed in public forums about the safety of nuclear generation units and nuclear fuel. These concerns have led to various proposals being made to federal authorities as well as in some of the localities where Entergy owns nuclear power plants for legislative and regulatory changes that could lead to shut down of nuclear units, denial of life extension applications, unavailability of sites for spent nuclear fuel disposal, or other adverse effects on nuclear generation. Entergy currently owns 9 nuclear generation units and has agreed to acquire a tenth unit. If any of these proposals become effective, it may have a material adverse effect on the results of operations or financial condition of Entergy.

Market Risks Disclosure

Entergy is exposed to the following market risks (market risk is the risk of changes in the value of commodity and financial instruments, or in future operating results or cash flows, in response to changing market conditions):

- the commodity price risk associated with its energy commodity services segment;
- the foreign currency exchange rate risk associated with certain of its contractual obligations;
- the interest rate risk associated with variable rate credit facilities in its energy commodity services segment; and
- the interest rate and equity price risk associated with its investments in decommissioning trust funds.

In addition to these market risks, Entergy is also exposed to credit risk. Credit risk is risk of loss from nonperformance by suppliers, customers, or financial counter-parties to a contract or agreement. Where it is a significant consideration, counter-party credit risk is addressed in the discussions that follow.

Commodity Price Risk

Power Generation — The sale of electricity from the power generation plants owned by Entergy's non-utility nuclear business and energy commodity services is subject to the fluctuation of market power prices. Entergy's non-utility nuclear business has entered into power purchase agreements (PPAs) to sell the power produced by its power plants at prices established in the PPAs. To the extent that a plant's output is not subject to a PPA, power sales would be subject to market fluctuations. Following is a summary of the amount of the Entergy non-utility nuclear business' capacity currently subject to PPAs. Entergy continues to pursue opportunities to extend the existing PPAs and to enter into new PPAs with other parties.

Power Pool	Entergy's Capacity in the Power Pool	Capacity Subject to PPAs 2002	2003	2004	2005
New York ISO	2,775 MW	100%	100%	79%	0%
ISO New England	670 MW	100%	85%	85%	20%

In addition, Entergy will sell 100% of Vermont Yankee's output up to its rated capacity to Vermont Yankee Nuclear Power Corporation's current owner-utilities under a 10-year PPA executed in conjunction with the transaction, which management expects to close in the summer of 2002. The PPA includes an adjustment clause where the prices specified in the PPA will be adjusted downward annually, beginning in 2006, if power market prices drop below the PPA prices. Vermont Yankee is a part of ISO New England.

Under the PPAs with New York Power Authority (NYPA) for the output of power from Indian Point 3 and FitzPatrick, Entergy's non-utility nuclear business is obligated to produce at an average capacity factor of 85% with a financial true-up payment due to NYPA should NYPA's cost to purchase power due to an output shortfall be higher than the PPAs' price. These plants operated at 94% and 99% capacity factors, respectively, in 2001. The financial true-up obligation is guaranteed up to $20 million by an Entergy affiliate.

Energy commodity services enters into forward power sale agreements to hedge its exposure to market price fluctuations. The following represents the percentage of planned electricity output under physical or financial contract for energy commodity services' generation facilities as of December 31, 2001:

	2002 Planned GWH	2002 % under contract	2003 Planned GWH	2003 % under contract
Peaking plants	303	81%	345	12%
Base load plants	8,089	62%	10,463	25%

In many regions of the United States the spark spread, the difference between the price of electricity and the price of natural gas at certain conversion efficiencies, has declined significantly in 2001. The decline is adversely impacting the profitability of power projects selling into power markets on a spot or short-term basis. Energy commodity services actively manages its assets as an investment portfolio, and attempts to maximize flexibility to respond to different market environments. Active management of the portfolio by energy commodity services is expected to result in: the commercial operation of projects by energy commodity services; the sale of projects at various stages in their planning, development, or operation; or the abandonment of projects. Entergy continually monitors industry trends in order to determine whether asset impairments or other losses could result from a decline in value, or cancellation, of merchant power projects and the related turbines, and records provisions for impairments and losses accordingly.

Marketing and Trading — The earnings of Entergy's energy commodity services segment are exposed to commodity price market risks through Entergy's 50%-owned, unconsolidated investment in Entergy-Koch, energy-related derivative commodity and financial instruments held by certain consolidated subsidiaries, and Entergy's consolidated power marketing and trading business in 2000, which was contributed to Entergy-Koch in January 2001.

Entergy-Koch Trading (EKT) and Entergy use Value-at-Risk (VAR) models as one measure of the market risk of a loss in fair value for EKT's natural gas and power trading portfolio and energy commodity services' mark-to-market portfolio. VAR acts in conjunction with stress testing, position reporting, and profit and loss reporting in order to measure and control the risk inherent in these portfolios.

The primary use of VAR is to provide a benchmark for market risk contained in these portfolios. VAR does not function as a comprehensive measure of all risks in the portfolios.

EKT's and Entergy's calculations of VAR exposure represent an estimate of reasonably possible net losses that would be recognized on portfolios of commodities and derivative financial instruments, assuming hypothetical movements in prices. VAR does not represent the maximum possible loss, because actual future gains and losses will differ from those estimated based upon actual fluctuations in market rates, operating exposures, and the timing thereof, and changes in the portfolio of derivative financial instruments during the year.

EKT — To manage its portfolio, EKT enters into various derivative and contractual transactions in accordance with the policy approved by the trading committee of the governing board of its general partner. The trading portfolio consists of physical and financial natural gas and power as well as other energy and weather-related contracts. These contracts take many forms, including futures, forwards, swaps, and options.

EKT estimates its VAR using a model based on J.P. Morgan's Risk Metrics™ methodology combined with a Monte Carlo simulation approach. EKT estimates its daily VAR for natural gas and power using a 97.5% confidence level. EKT's daily VAR is a measure that indicates that, if prices moved against the positions, the loss in neutralizing the portfolio would not be expected to exceed the calculated VAR. EKT seeks to limit the daily VAR on any given day to a certain dollar amount approved by the trading committee. EKT's daily VAR for natural gas at December 31, 2001 was $4 million, with an average of $3 million for the year, and its daily VAR for power at December 31, 2001 was $2 million, with an average of $1 million for the year.

For all derivative and contractual transactions, EKT is exposed to losses in the event of nonperformance by counter-parties to these transactions. EKT's operations are primarily concentrated in the energy industry. Its trade receivables and other financial instruments are predominantly with energy, utility, and financial services related companies, as well as other trading companies in the United States, the UK, and Western Europe. EKT maintains credit policies, which its management believes minimize overall credit risk. Prospective and existing customers are reviewed for creditworthiness based upon pre-established standards, with customers not meeting minimum standards providing various requisite secured payment terms, including the posting of cash collateral. EKT also has master netting agreements in place that allow EKT to offset gains and losses arising from derivative instruments that may be settled in cash and/or gains and losses arising from derivative instruments that may be settled with the underlying physical commodity. EKT's policy is to have such master netting agreements in place with significant counter-parties. Based on EKT's policies, risk exposures, and valuation adjustments related to credit, EKT does not anticipate a material adverse effect on its financial position as a result of counter-party nonperformance.

Other Marketing and Trading — The energy commodity services segment's VAR methodology for its derivative instruments, and for its consolidated power marketing and trading business in 2000, uses a variance/covariance approach to the measurement of market risk. The variance/covariance approach assumes that prices follow a "random-walk" process in which prices are lognormally distributed. This approach requires the following inputs:

- a test with a 97.5% confidence interval that measures the probability of loss; and
- a cross-product correlation matrix that measures the tendency of different basis products to move together.

Energy commodity services' consolidated subsidiaries VAR for its mark-to-market derivative instruments was approximately $7.3 million as of December 31, 2001. Management excludes the long-term gas supply contract for its UK power plant from this VAR computation due to its size and length. Management estimates that a 10% change in UK gas prices would result in approximately a $7.7 million change in net income due to mark-to-market accounting for this contract.

Power marketing and trading's VAR was approximately $3 million as of December 31, 2000.

Mark-to-market accounting — As required by generally accepted accounting principles, Entergy and Entergy-Koch mark to market commodity instruments held by them for trading and risk management purposes that are considered derivatives under SFAS 133 or energy trading contracts under EITF 98-10. Conversely, commodity contracts that are not considered derivatives or energy trading contracts, generally because they involve physical delivery of a commodity to the purchaser, are not marked to market. Examples of commodity instruments that are marked to market include:

- commodity options, swaps, and forwards that are expected to be net settled;
- power sales agreements that do not involve delivery of power from Entergy's power plants; and
- fuel supply contracts with volumetric optionality.

Examples of commodity contracts that are not marked to market include:

- the PPAs for Entergy's domestic non-utility nuclear plants;
- capacity purchases and sales by the domestic utility companies; and
- forward contracts that will result in physical delivery.

Fair value estimates of the commodity instruments that are marked to market are made at discrete points in time based on relevant market information. Market quotes are used in determining fair value whenever they are available. When market quotes are not available (e.g., in the case of a long-dated commodity contract), other information is used, including transactional data and internally developed models. Fair value estimates based on these other methodologies are necessarily subjective in nature and involve uncertainties and matters of significant judgment. Therefore, actual results may differ from these estimates. Following are the net mark-to-market assets and the period within which the assets would be realized in cash if they are held to maturity and market prices are unchanged:

	Net Mark-to-Market Asset at Dec. 31, 2001	Cumulative Cash Realization Period 2002	2003	2004-2005
	(in millions)			
Entergy Consolidated Subsidiaries	$41	55%	98%	100%
Entergy-Koch	$107	10%	83%	100%

Foreign Currency Exchange Rate Risk

System Fuels and Entergy's domestic non-utility nuclear business entered into foreign currency forward contracts to hedge the Euro-denominated payments due under certain purchase contracts. The notional amounts of the foreign currency forward contracts are 61.3 million Euro ($54.5 million) and the forward currency rates range from .8690 to .8981. The maturities of these forward contracts depend on the purchase contract payment dates and range in time from June 2002 to February 2004. The mark-to-market valuation of the forward contracts at December 31, 2001 was a net liability of $0.4 million. The counter-party banks obligated on these agreements are rated by Standard & Poor's Rating Services at AA on their senior debt obligations as of December 31, 2001.

Interest Rate Risk - Debt

Entergy uses interest rate swaps to reduce the impact of interest rate changes on the Damhead Creek variable-rate credit facilities. Under the interest rate swap agreements, Entergy receives floating-rate interest payments and pays fixed-rate interest rate payments over the life of the agreements. The floating-rate interest that Entergy receives is approximately equal to the interest it must pay on the variable-rate credit facilities. Therefore, through the use of the swap agreements, Entergy effectively achieves a fixed rate of interest on the credit facilities. The following details information about the interest rate swaps as of December 31, 2001:

	Notional Amount	Average Fixed Pay Rate	Maturity	Fair Value
Damhead Creek	BPS275.8 million ($396.8 million)	6.52%	2010	BPS15.9 million liability ($22.9 million)

The counter-party banks obligated on these interest swaps are rated by Standard & Poor's Rating Services at AA- or higher on their senior debt obligations.

Interest Rate and Equity Price Risk – Decommissioning Trust Funds

Entergy's nuclear decommissioning trust funds expose it to fluctuations in equity prices and interest rates. The NRC requires Entergy to maintain trusts to fund the costs of decommissioning Arkansas Nuclear One (ANO) Units 1 and 2, River Bend, Waterford 3, Grand Gulf 1, Pilgrim, and Indian Point 1 and 2 (NYPA currently retains the decommissioning trusts and liabilities for Indian Point 3 and Fitzpatrick). The funds are invested primarily in equity securities; fixed-rate, fixed-income securities; and cash and cash equivalents. Management believes that its exposure to market fluctuations will not affect results of operations for the ANO, River Bend, Grand Gulf 1, and Waterford 3 trust funds because of the application of regulatory accounting principles. The Pilgrim and Indian Point 1 and 2 trust funds collectively hold approximately $542 million of fixed-rate, fixed-income securities as of December 31, 2001. These securities have an average coupon rate of approximately 6.8%, an average duration of approximately 5.4 years, and an average maturity of approximately 8.3 years. The Pilgrim and Indian Point 1 and 2 trust funds also collectively hold equity securities worth approximately $272 million as of December 31, 2001. These securities are held in funds that are designed to approximate or somewhat exceed the return of the Standard & Poor's 500 Index. The decommissioning trust funds are discussed more thoroughly in Notes 1 and 9 to the financial statements.

Litigation Environment

The four states in which the domestic utility companies operate, in particular Louisiana, Mississippi, and Texas, have proven to be unusually litigious environments. Judges and juries in Louisiana, Mississippi, and Texas have demonstrated a willingness to grant large verdicts, including punitive damages, to plaintiffs in personal injury, property damage, and business tort cases. Entergy uses legal and appropriate means to contest litigation threatened or filed against it, but the litigation environment in these states poses a significant business risk.

New Accounting Pronouncements

The FASB issued several new accounting pronouncements in mid-2001. See Note 1 to the financial statements for a discussion of the expected effects of these pronouncements on Entergy.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow

Operations

Net cash flow provided by operating activities for Entergy totaled $2.2 billion, $2.0 billion, and $1.4 billion for the years ended December 31, 2001, 2000, and 1999, respectively.


Net Cash Flow
from Operations
(in billions)
$1.4
$2.0
$2.2
99
00
01

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

Entergy's consolidated net cash flow provided by operating activities increased in 2001 primarily due to:

- an increase, after eliminating the effect of money pool activity, of $432 million in cash provided by the parent company, Entergy Corporation, primarily due to decreased income taxes paid resulting from book and tax income timing differences and the receipt of a federal tax refund associated primarily with deductions for 2000 ice storm costs, partially offset by increased interest expense and the payment of FPL merger-related costs; and
- an increase of $171 million in cash provided by the domestic non-utility nuclear business, primarily from the operation of the FitzPatrick and Indian Point 3 plants purchased in the fourth quarter of 2000 and the Indian Point 2 plant purchased in the third quarter of 2001.

Cash flow also increased due to the operation of FitzPatrick and Indian Point 3 purchased in 4Q 2000, and Indian Point 2 purchased in 3Q 2001.

These increases were partially offset by a decrease, after eliminating the effect of money pool activity, of $129 million in cash provided by the domestic utility companies and System Energy and net cash used of $128 million in 2001 compared to net cash provided of $64.3 million in 2000 by the energy commodity services segment. The energy commodity services segment includes the Entergy Wholesale Operations (EWO) business and the Entergy-Koch joint venture. In 2001, EWO used $73 million of net cash in operating activities; in 2000, EWO provided $37 million of operating cash flow. This fluctuation is primarily due to a net loss, excluding the gain on the sale of the Saltend plant, generated in 2001 compared with net income generated in 2000. Entergy's investment in Entergy-Koch used $55 million of net cash in operating activities in 2001 compared with power marketing and trading providing $27 million of operating cash flow in 2000. This fluctuation is primarily because, although income from this activity is higher in 2001, Entergy has not received dividends from Entergy-Koch, as the joint venture is currently retaining capital for trading opportunities.

A tax accounting election made in 2001 is expected to provide a cash flow benefit in 2002 through 2005. For the years 2006 though 2031, this benefit is expected to reverse, resulting in increased tax payments. The amount of the benefits in 2002 through 2005 will vary depending on market prices of power, but it is likely to be substantial.

Entergy's consolidated cash flow from operations increased in 2000 primarily due to the domestic utility companies and System Energy providing an additional $277.5 million and the competitive businesses providing an additional $223.7 million to operating cash flows for the year ended December 31, 2000.

Fuel cost recovery activity in 2000 significantly affected the operating cash flows for the domestic utility companies. Historically high natural gas and purchased power costs in 2000 caused the domestic utility companies' fuel payments to increase significantly during the year. In the case of Entergy Arkansas, the Texas portion of Entergy Gulf States, and Entergy Mississippi, the 2000 under-recoveries have been treated as regulatory investments in the cash flow statements because those companies are allowed by their regulatory jurisdictions to recover the fuel costs accumulated in 2000 over longer than a 12-month period, and are earning a return on the under-recovered balances.

Entergy's operating cash flow was also affected by an increase in net income for the year ended December 31, 2000, partially offset by the following:

- the increased use of cash for fuel costs related to the Louisiana jurisdiction of Entergy Gulf States, Entergy Louisiana, and Entergy New Orleans; and
- refunds of $83 million paid to Louisiana customers during the third quarter of 2000 at Entergy Gulf States as a result of earnings reviews settled with the LPSC, as discussed further in Note 2 to the financial statements.

The increase in operating cash flow in 2000 for the competitive businesses is attributable to the following:

- the operations of Pilgrim, Indian Point 3, and FitzPatrick that primarily caused an increase of $73.9 million in operating cash flow from the domestic non-utility nuclear business; and
- net income generated by and improved operations in the power marketing and trading and global power development businesses in 2000, which resulted in an additional $40.2 million and $91.0 million of operating cash flow, respectively, compared with net losses from their operations in 1999.

Pilgrim was purchased in July 1999 and provided operating cash flow for all of 2000 compared with only six months in 1999. Indian Point 3 and FitzPatrick were purchased in November 2000 and provided operating cash flow for two months in 2000.

Investing Activities

Net cash used in investing activities increased in 2001 primarily due to:

- approximately $600 million paid to acquire the Indian Point 2 nuclear plant in the third quarter of 2001;
- cash contributions of approximately $414 million made in the formation of Entergy-Koch;
- investments used as collateral for letters of credit by the domestic non-utility nuclear business discussed below in "Uses of Capital – Domestic Non-Utility Nuclear"; and
- the maturity of other temporary investments in 2000 and additional temporary investments made in 2001.

The following factors partially offset the overall increase in cash used in investing activities for 2001:

- receipt of approximately $810 million in proceeds from the sale of the Saltend plant to Calpine Corporation in August 2001;
- decreased construction expenditures due to completion of construction of the Saltend and Damhead Creek plants;
- decreased payments by EWO for turbines in 2001, discussed below in "Uses of Capital – Energy Commodity Services"; and
- decreased under-recovery of deferred fuel costs incurred at certain of the domestic utility companies. Entergy Arkansas, the Texas portion of Entergy Gulf States, and Entergy Mississippi for 2000 only, have treated these costs as regulatory investments because

these companies are allowed by their regulatory jurisdictions to recover the accumulated fuel cost regulatory asset over longer than a 12-month period. Entergy Mississippi's fuel recovery mechanism changed effective January 2001, and Entergy Mississippi's fuel cost under-recoveries incurred after that date are being recovered over less than a 12-month period. The companies will earn a return on the under-recovered balances.

Net cash used in investing activities increased for 2000 due to increased construction expenditures, decreased proceeds from sales of businesses, decreased net proceeds from maturities of notes receivable, and higher fuel costs.

The increased construction expenditures were primarily due to:
- spending on customer service and reliability improvements by the domestic utility companies;
- costs incurred related to the December 2000 ice storms, primarily at Entergy Arkansas; and
- costs incurred for replacement of the steam generators at ANO 2.

The following items also contributed to the overall increase in cash used in 2000:
- the maturity of notes receivable in August 1999 when only a portion of the proceeds were reinvested in other temporary investments;
- payments made by Entergy's global power development business in 2000 for turbines; and
- the under-recovery of deferred fuel costs incurred in 2000 at certain of the domestic utility companies due to significantly higher market prices of fuel and purchased power expenses.

Partially offsetting the overall increase in cash used is the maturity of other temporary investments and proceeds from the sale of the Freestone power project in 2000.

Financing Activities

Financing activities used cash in 2001 compared to providing a small amount of cash in 2000 primarily due to:
- the $555 million retirement of the Saltend credit facility in August 2001 when the plant was sold;
- a higher amount of debt issued by the domestic utility companies in 2000 than in 2001;
- no additional borrowings in 2001 under the Saltend and Damhead Creek credit facilities due to the completion of the construction of the plants in 2000; and
- a reduction in the amount of debt outstanding on the Entergy Corporation credit facility.

Partially offsetting the increase in cash used in 2001 were the following:
- decreased repurchases of Entergy common stock in 2001; and
- the redemption of Entergy Gulf States' preference stock in 2000.

Financing activities provided cash for 2000 primarily due to:
- new long-term debt issuances by each of the domestic utility companies; and
- increased borrowings under the Entergy Corporation credit facility.

Partially offsetting the overall cash provided were the following in 2000:
- increased repurchases of Entergy Corporation common stock;
- redemption of Entergy Gulf States' preference stock; and
- decreased borrowings under the credit facilities for the construction of the Saltend and Damhead Creek power projects by Entergy's global power development business.

Capital Investment Plan 2002 - 2004
(in billions)



$0.7
$0.8
$2.8
Domestic Non-Utility Nuclear
Energy Commodity Services
Domestic Utility Companies

Capital Resources

Uses of Capital

Entergy requires capital resources for:
- construction and other capital investments;
- debt and preferred stock maturities;
- working capital purposes, including the financing of fuel and purchased power costs;
- dividend and interest payments; and
- common stock repurchases.

Following are the amounts of Entergy's planned construction and other capital investments, existing debt and lease obligations, and other purchase obligations:

	2002	2003	2004	after 2004
		(in millions)		
Planned construction and capital investment	$1,731	$1,352	$1,225	N/A
Long-term debt maturities	$ 683	$1,170	$ 899	$5,252
Short-term facility maturities (1)	$ 350	N/A	N/A	N/A
Capital and operating lease payments (2)	$ 102	$ 88	$ 85	$ 180
Unconditional fuel and purchased power obligations (3)	$ 424	$ 379	$ 385	$5,453
Nuclear fuel lease obligations (2) (4)	$ 138	$ 129	N/A	N/A

(1) These 364-day credit facilities are discussed below under "Sources of Capital."

(2) Lease obligations are discussed in Note 10 to the financial statements.

(3) Unconditional fuel and purchased power obligations are discussed in Note 9 to the financial statements under "Fuel Purchase Agreements" and "Power Purchase Agreements."

(4) It is expected that additional financing under these leases will be arranged as needed to acquire additional fuel, to pay interest, and to pay maturing debt. If such additional financing cannot be arranged, however, the lessee in each case must repurchase sufficient nuclear fuel to allow the lessor to meet its obligations.

MANAGEMENT'S FINANCIAL DISCUSSION AND ANALYSIS *continued*

In addition to the capital spending plans and contractual commitments, Entergy has guarantees of unconsolidated obligations outstanding as of December 31, 2001, as follows:

	Total Amounts Committed	Amount of Commitment Expiration per Period		
		2002-2003	2004-2006	Beyond 2006
	(in millions)			
Guarantees of unconsolidated obligations	$617	$40	$542	$35

These guarantees of unconsolidated obligations are discussed further in the section below titled "Off Balance Sheet and Equity Method Investee Debt, Guarantees of Unconsolidated Obligations, and Lease Obligations."

The planned capital investment estimate includes $2.8 billion in spending by the domestic utility companies and System Energy, $0.8 billion in spending by energy commodity services, and $0.7 billion in spending by the domestic non-utility nuclear business. This plan reflects capital required to support existing businesses and Board-approved investments. The estimated capital expenditures are subject to periodic review and modification and may vary based on the ongoing effects of regulatory constraints, business opportunities, market volatility, economic trends, business restructuring, and the ability to access capital. Management provides more information on construction expenditures and long-term debt and preferred stock maturities in Notes 5, 6, 7, and 9 to the financial statements.

The domestic utility companies and System Energy will focus their planned spending on projects that will support continued reliability improvements and customer growth. Following is a discussion, by business segment, of potential significant uses of capital by Entergy.

Entergy Corporation — Declarations of dividends on Entergy's common stock are made at the discretion of the Board. The Board evaluates the level of Entergy common stock dividends based upon Entergy's earnings and financial strength. At its October 2001 meeting, the Board increased Entergy's quarterly dividend per share by 5%, to $0.33. In 2001, Entergy Corporation paid $269.1 million in cash dividends on its common stock. Dividend restrictions are discussed in Note 8 to the financial statements.

Management is also actively considering a share repurchase program and expects to reach a decision sometime in 2002.

Domestic Non-Utility Nuclear — The domestic non-utility nuclear business will focus its planned spending on routine construction projects and nuclear fuel purchases for owned plants, power uprates for those plants, and on the anticipated purchase of the Vermont Yankee nuclear power plant. In August 2001, Entergy's domestic non-utility nuclear business agreed to purchase the 510-MW Vermont Yankee Nuclear Power Plant in Vernon, Vermont, from Vermont Yankee Nuclear Power Corporation for $180 million, to be paid in cash upon closing. Management expects to close the transaction in the summer of 2002, pending the approvals of the NRC, the Public Service Board of Vermont, and other regulatory agencies.

In connection with the acquisition of FitzPatrick and Indian Point 3 in 2000, the installment payments due by Entergy to NYPA must be secured by a letter of credit from an eligible financial institution. On November 21, 2000, upon closing the acquisition of the NYPA plants, Entergy delivered a $577 million letter of credit, with NYPA as beneficiary. The letter of credit was backed by cash collateral, and this cash is reflected in the consolidated balance sheet at December 31, 2000, as "Special deposits." In January 2001, Entergy replaced $440 million of the cash collateral with an Entergy Corporation guarantee. Most of the cash released by this guarantee was used to fund Entergy's contributions to the Entergy-Koch joint venture. In June 2001, Entergy Corporation obtained new letters of credit totaling $577 million, which replaced the letter of credit initially provided to NYPA. The new letters of credit are partially backed by an Entergy Corporation guarantee and partially backed by $272 million of cash collateral. The cash collateral is included in "Other" in the Other Property and Investments section of the consolidated balance sheet at December 31, 2001.

Energy Commodity Services — Energy commodity services will focus its planned spending on merchant power plant projects currently under construction, including the purchase of some of the gas turbines scheduled for delivery in 2002 through 2004 under an option to purchase obtained from General Electric Company that is discussed below. The estimate does not include potential acquisitions of assets that may be offered for sale by third parties or additional capital investment in Entergy-Koch, which is an unconsolidated equity investment. Entergy is obligated to make a $73 million cash contribution to Entergy-Koch in January 2004.

Entergy's energy commodity services segment is currently constructing the following projects. The Crete Project, a 320-MW simple-cycle gas turbine merchant power plant in Crete, Illinois, is anticipated to be operational in June 2002. Entergy will own approximately 160 MW of the capacity of the Crete plant, with the remainder owned by DTE Energy. During 2000, construction began on the RS Cogen Project, a 425-MW combined-cycle gas turbine power plant in Lake Charles, Louisiana. Entergy will own approximately 212 MW, with the remainder owned by PPG Industries. RS Cogen is expected to begin operation in 2002. Construction also began in 2001 on the Northeast Texas Electric Cooperative Project, a 550-MW combined-cycle gas turbine power plant in Harrison County, Texas. Entergy will own approximately 385 MW once construction is completed and operation has begun (currently projected to be June 2003), with Northeast Texas Electric Cooperative, Inc. owning the remainder.

The power development business obtained contracts in October 1999 to acquire 36 turbines from General Electric Company. The rights and obligations under the contracts for 22 of the turbines were sold to an independent special purpose entity in May 2001. In conjunction with Entergy's obligations related to this sale, Entergy retained certain rights to reacquire turbines or to cancel the construction of turbines. Thus far, EWO has placed 17 of the originally planned 36 turbines at sites that are either operating, under construction, or sold. In addition, as allowed by the May 2001 sale agreement, cancellation of four turbines is pending. If EWO were to decide to cancel the remaining turbines subject to the May 2001 sale agreement, its maximum projected exposure would be approximately $250 million. This exposure, however, does not take into account EWO's ongoing efforts to develop sites for the turbines. Entergy continually monitors its obligations under this arrangement and provides for potential losses (e.g., as a result of turbine cancellations) when the losses become likely. EWO will continue to actively manage its assets as an investment portfolio, and attempt to maximize flexibility to respond to different market environments. Active management of the portfolio by EWO is expected to result in: the commercial operation of projects by EWO; the sale of projects at various stages in their planning, development, or operation; or the abandonment of projects.

PUHCA Restrictions on Uses of Capital — Entergy's ability to invest in domestic and foreign generation businesses is subject to the Securities and Exchange Commission's (SEC) regulations under PUHCA. As authorized by the SEC, Entergy is allowed to invest an amount equal to 100% of its average consolidated retained earnings in domestic and foreign generation businesses. As of December 31, 2001, Entergy's investments subject to this rule totaled $1.64 billion constituting 46.6% of its average consolidated retained earnings.

Entergy's ability to guarantee obligations of its non-utility subsidiaries is also limited by SEC regulations under PUHCA. In August 2000, the SEC issued an order, effective through December 31, 2005, that allows Entergy to issue up to $2 billion of guarantees to its non-utility companies.

Under PUHCA, the SEC imposes a limit equal to 15% of consolidated capitalization on the amount that may be invested in "energy-related" businesses without specific SEC approval. Entergy has made investments in energy-related businesses, including power marketing and trading. Entergy's available capacity to make additional investments at December 31, 2001 was approximately $1.7 billion.

Entergy's sources to meet its capital requirements include:
- internally generated funds, which have been the source of the majority of Entergy's capital, and
- cash on hand ($750 million as of December 31, 2001) and other temporary investments ($150 million as of December 31, 2001).

Sources of Capital

Entergy's sources to meet its capital requirements include:

- internally generated funds, which have been the source of the majority of Entergy's capital;
- cash on hand ($750 million as of December 31, 2001) and other temporary investments ($150 million as of December 31, 2001);
- debt issuances;
- bank financing under new or existing facilities; and
- sales of assets.

The majority of Entergy's internally generated funds come from the domestic utility segment. Circumstances such as unusual weather patterns, unusual price fluctuations, and unanticipated expenses, including unscheduled plant outages, could affect the level of internally generated funds in the future.

Each of the domestic utility companies issued debt in 2001, with the exception of Entergy Louisiana. The net proceeds of these issuances were used for general corporate purposes, including capital expenditures and the retirement of short-term indebtedness incurred for working capital and other purposes. The domestic utility companies and System Energy expect to continue refinancing or redeeming higher-cost debt and preferred stock prior to maturity, to the extent market conditions and interest and dividend rates are favorable.

In December 2001, Entergy indirectly acquired the controlling interest in the Top of Iowa Wind Farm, an 80-MW wind generation facility. An Entergy subsidiary in the energy commodity services segment financed the acquisition of its interest in the wind farm through a $95 million credit facility that is backed by an Entergy Corporation guarantee. As of December 31, 2001, $78.5 million had been drawn on the facility. The facility is a bridge loan that matures January 19, 2003. The interest margins and commitment fees under the credit facility vary based on the rating of the second-lowest credit rating for senior secured long-term debt of Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and Entergy Mississippi. Entergy is not in default under the credit facility if a minimum credit rating is not maintained. The Entergy guarantee does not require the posting of alternative credit support or cash collateral if a minimum credit rating is not maintained.

In 2000, long-term debt on Entergy's balance sheet was increased by approximately $750 million by the issuance of notes payable to NYPA in the Indian Point 3 and FitzPatrick acquisition. Also in 2000, the power development business increased its borrowings under the Damhead Creek credit facility by approximately $164 million to finance construction of the plant. Damhead Creek commenced commercial operation in 2001. The Damhead Creek credit facility requires that the annual debt service coverage ratio be at least 1.05 to 1 for the previous 12 months at semi-annual dates commencing with June 30, 2002. Given the low electricity prices currently affecting the UK market, Damhead Creek may not meet the annual debt service coverage ratio test in respect of the 12 months to June 30, 2002, which could trigger an event of default. In the event the annual debt service coverage ratio is deficient at June 30, 2002, the global power development business will seek a waiver of the default from the lenders. There is no requirement for Entergy Power Development Corporation (EPDC) to make capital contributions or provide credit support to Damhead Creek following the occurrence of an event of default. Note 7 to the financial statements more thoroughly discusses long-term debt.

All debt and common and preferred stock issuances by the domestic utility companies and System Energy require prior regulatory approval. Preferred stock and debt issuances are also subject to issuance tests set forth in corporate charters, bond indentures, and other agreements.

Short-term borrowings by the domestic utility companies and System Energy, including borrowings under the money pool, are limited to amounts authorized by the SEC. Under the SEC order authorizing the short-term borrowing limits, the domestic operating companies cannot incur new short-term indebtedness if the issuer's equity would comprise less than 30% of its capital. In addition, this order restricts Entergy Gulf States, Entergy Louisiana, Entergy Mississippi, or System Energy from issuing long-term debt unless that debt will be rated as investment grade. See Note 4 to the financial statements for further discussion of Entergy's short-term borrowing limits.

Entergy has obtained 364-day credit facilities totaling $1.478 billion, of which $350 million was drawn as of December 31, 2001. Entergy Corporation has used borrowings from its facility for general corporate purposes and to make additional investments in competitive businesses, including the purchase of Indian Point 2 from Consolidated Edison in September 2001. Entergy Corporation's facility requires Entergy to maintain a consolidated debt ratio of 65% or less of its total capitalization. If Entergy's debt ratio exceeds this limit, or if Entergy or the domestic utility companies default on other credit facilities or are in bankruptcy or insolvency proceedings, an acceleration of the facility's maturity may occur.

Off Balance Sheet and Equity Method Investee Debt, Guarantees of Unconsolidated Obligations, and Lease Obligations

Entergy has an off balance sheet financing arrangement to finance EWO's turbine acquisition program, and the debt of its equity method investees is not consolidated in Entergy's financial statements, according to generally accepted accounting principles. The equity method investees are discussed more thoroughly in Note 13 to the financial statements. Entergy also has guarantees outstanding, which are discussed below, in support of unconsolidated obligations. In addition, Entergy has operating lease obligations that are not reflected as liabilities in the financial statements, according to generally accepted accounting principles. The operating leases are discussed more thoroughly in Note 10 to the financial statements.

In order to provide a source of financing for EWO's turbine acquisition program, an Entergy subsidiary, EPDC, sold its rights and obligations under certain of its turbine acquisition contracts with General Electric Company to an independent special-purpose entity in May 2001. The special-purpose entity was formed through equity contributions from an unrelated third party. The rights to 22 turbines were included in the sale. As discussed above in "Uses of Capital," cancellation of four of these turbines is pending, and three others have been committed to a site under construction. Construction of some of the turbines had begun at the time of the sale, and the sale price of approximately $150 million corresponded to the amount that EPDC had invested in the turbines that were under construction at that time. The purchaser obtained a revolving financing facility of up to $450 million for the construction and acquisition of turbines. EPDC has certain rights to reacquire the turbines from the purchaser, whether pursuant to an interim lease commencing when a turbine is ready for shipment or pursuant to certain purchase rights. The methodology for calculation of the lease payments and purchase price for each turbine have been established pursuant to various agreements between EPDC, the purchaser, and the purchaser's lenders. If EPDC does not take title to the turbines prior to certain specified dates, the purchaser has certain rights to sell the turbines and EPDC may be held liable for specific defined shortfalls, if any. If Entergy were to consolidate the special-purpose entity as of December 31, 2001, its net debt ratio would increase from 49.7% to 50.5%. Certain EPDC obligations under these agreements are backed by an Entergy Corporation guarantee of up to $309 million as of December 31, 2001, including $84 million related to the Harrison County project currently under construction. In addition, if Entergy Corporation's debt is rated by two rating agencies (Entergy Corporation does not currently have debt issued that is rated) and if one rating falls below investment grade, or if two or more of its significant subsidiaries have their credit ratings downgraded to below investment grade, Entergy will have to put up cash collateral. As of December 31, 2001, Entergy would have to post up to $258 million as collateral in the event of such downgrades, including $59 million related to the Harrison County project.

Two of Entergy's unconsolidated 50/50 joint ventures, Entergy-Koch and RS Cogen, have obtained long-term financing. As of December 31, 2001, 50% of the debt financing outstanding for those two entities was $347 million. Two of the contracts transferred to Entergy-Koch by Entergy's power marketing and trading business were backed by Entergy Corporation guarantees in the amount of $45 million at December 31, 2001. RS Cogen is currently in the construction phase, and Entergy's $30 million equity commitment has not been funded. This commitment is secured by an Entergy Corporation guarantee, which will terminate when Entergy makes its equity contribution upon completion of construction. Entergy has also supported the RS Cogen project by causing a subsidiary to enter into a power toll processing agreement (PTPA) with RS Cogen. The PTPA provides for a 20-year term, dedicates 50% of RS Cogen's conversion capacity to the Entergy subsidiary and obligates the Entergy subsidiary to pay a monthly capacity charge.

In August 2001, EntergyShaw entered into a turnkey construction agreement with an Entergy subsidiary, Entergy Power Ventures, L.P. (EPV), and with Northeast Texas Electric Cooperative, Inc. (NTEC), providing for the construction by EntergyShaw of a 550-MW electric generating station to be located in Harrison County, Texas. Entergy has guaranteed the obligations of EntergyShaw to construct the plant, which will be 70% owned by EPV. Entergy's maximum liability on the guarantee is $232.5 million.

RESULTS OF OPERATIONS

Entergy's consolidated earnings applicable to common stock were $726.2 million and $679.3 million for the years ended December 31, 2001 and 2000, respectively. The changes in earnings applicable to common stock by operating segments for 2001 and 2000 as compared to the prior year are as follows (dollars in thousands):

	Increase/(decrease)	
Operating Segments	**2001**	**2000**
Domestic Utility and System Energy	$(36,399)	$ 75,684
Domestic Non-Utility Nuclear	78,722	33,453
Energy Commodity Services (primarily EWO and Entergy-Koch)	51,031	94,848
Other, including parent company	(46,452)	(77,150)
Total	$ 46,902	$126,835
Increases in earnings per average common share for Entergy:		
Basic	10%	33%
Diluted	9%	32%

Entergy's income before taxes is discussed according to the operating segments listed in the above table. See Note 12 to the financial statements for further discussion of Entergy's operating segments and their financial results in 2001, 2000, and 1999. In addition to the matters discussed below, Entergy's share repurchase program contributed to the increases in earnings per share in both 2001 and 2000 by decreasing the weighted average number of shares outstanding. Also, as noted below under "Energy Commodity Services," the cumulative effect of $23.5 million (net of tax) of an accounting change made in the fourth quarter of 2001 also contributed to the increase in net income.

Domestic Utility and System Energy

The decrease in earnings for the domestic utility companies and System Energy in 2001 was primarily due to less favorable sales volume and weather, a decrease in the pricing of unbilled revenue and an increase in interest expense. The decrease in earnings was partially offset by decreases in decommissioning expense, other operation and maintenance expenses, and depreciation and amortization expense, largely as a result of adjustments made after receipt of a final FERC order issued in connection with the 1995 System Energy rate increase filing, as well as by increased interest and dividend income. See Note 2 to the financial statements herein for further discussion of the System Energy rate proceeding.

The increase in 2000 earnings at the domestic utility companies and System Energy was primarily due to more favorable sales volume and weather, an increase in the pricing of unbilled revenue, and a decrease in interest expense, partially offset by increases in other operation and maintenance expenses, depreciation and amortization expense, taxes other than income taxes, and the effective income tax rate.

Electric Operating Revenues

The changes in electric operating revenues for Entergy's domestic utility companies for 2001 and 2000 are as follows (in millions):

	Increase/(decrease)	
Description	2001	2000
Base rate changes	$ 62.0	$ (94.2)
Rate riders	(38.5)	(17.1)
Fuel cost recovery	462.7	792.5
Sales volume/weather	(76.8)	107.1
Unbilled revenue	(261.1)	94.7
Other revenue	(95.0)	39.6
Sales for resale	(28.2)	25.7
Total	$ 25.1	$948.3

Base rate changes — Base rate changes increased revenue in 2001 primarily due to lower accruals for rate refund provisions at Entergy Gulf States and Entergy Louisiana.

Base rate changes decreased revenue in 2000 primarily due to the non-recurring effect on 1999 revenues of the reversal of regulatory reserves associated with the accelerated amortization of accounting order deferrals resulting from the settlement agreement in Entergy Gulf States' 1996 and 1998 Texas rate filings.

Rate riders — Rate rider revenues do not impact earnings since specific incurred expenses offset them.

In 2001, rate rider revenues decreased as a result of the cessation of the ANO decommissioning rate rider for calendar year 2001 at Entergy Arkansas and decreases in the Grand Gulf riders effective July 2001 and October 2000 at Entergy Arkansas and Entergy Mississippi, respectively.

Fuel cost recovery — The domestic utility companies are allowed to recover certain fuel and purchased power costs through fuel mechanisms included in electric rates that are recorded as fuel cost recovery revenues. The difference between revenues collected and current fuel and purchased power costs is recorded as deferred fuel costs on Entergy's financial statements such that these costs do not have a material net effect on earnings.

The increase in fuel cost recovery revenue in 2001 is primarily due to:

- increased fuel recovery factors at Entergy Arkansas, Entergy Gulf States in the Texas jurisdiction, and Entergy Mississippi; and
- higher fuel and purchased power costs recovered through fuel mechanisms at Entergy Gulf States in the Louisiana jurisdiction and Entergy New Orleans due to the increased market prices of natural gas and purchased power early in 2001.

Corresponding to the increase in fuel cost recovery revenue, fuel and purchased power expenses related to electric sales increased by $418.0 million in 2001 primarily due to an increase in the market prices of natural gas and purchased power early in 2001.

Fuel cost recovery revenues increased in 2000 primarily due to:

- increased fuel recovery factors at Entergy Arkansas, Entergy Gulf States in the Texas jurisdiction, and Entergy Mississippi; and
- higher fuel and purchased power costs at Entergy Gulf States in the Louisiana jurisdiction, Entergy Louisiana, and Entergy New Orleans due to the increased market price of natural gas.

Along with the increase in fuel cost recovery revenue, fuel and purchased power expenses increased by $794.2 million in 2000 primarily due to:

- an increase in the market prices of purchased power, natural gas, and fuel oil; and
- an increase in volume due to an increase in demand.

The increase in fuel and purchased power expenses in 2000 was partially offset by a $23.5 million adjustment to the Entergy Arkansas deferred fuel balance to record deferred fuel costs that Entergy Arkansas expects to recover in the future through its fuel adjustment clause.

Sales volume/weather — Lower electric sales volume reduced revenues in 2001 due to decreased weather-adjusted usage of 2,067 GWH. The primary decreases in weather-adjusted usage were from industrial customers at Entergy Louisiana and Entergy Gulf States. The effect of milder-than-normal weather conditions also caused a decrease in electric sales in 2001. Electric sales volume in the domestic utility companies' service territories decreased 1,194 GWH due to the impact of weather conditions in 2001. The number of customers in the domestic utility companies' service territories increased only slightly during these periods.

In 2000, higher electric sales volume increased revenues primarily due to increased usage and more favorable weather conditions as well as increased generation and subsequent sales from River Bend in 2000 as a result of a refueling outage in 1999.

Unbilled revenue — Unbilled revenues decreased in 2001 due to the effect of higher fuel prices and more favorable weather in December 2000 on the unbilled revenue calculation.

In 2000, unbilled revenues increased due to the effect of higher fuel prices in December 2000 on the unbilled revenue calculation.

Other revenue — Other revenue decreased in 2001, reflecting the receipt of a final FERC order requiring System Energy to refund a portion of its December 1995 rate increase, which increased provisions for rate refunds by $93 million at System Energy. The net income impact of the provision was more than offset by the other effects of the final FERC order that are discussed below in "Other Effects on Results of Operations."

Domestic Utility Fuel and Purchased Power Expenses (in billions)


$2.4
$3.2
$3.6
99
00
01

Gas Operating Revenues

Natural gas revenues increased $20.0 million in 2001, primarily due to increased market prices for natural gas early in 2001 and additional sales volume due to the colder-than-normal January 2001 winter period.

Natural gas revenues increased $55.5 million in 2000, primarily due to higher natural gas prices in late 2000.

Other Effects on Results of Operations

Results for the year ended December 31, 2001, for the domestic utility companies and System Energy were also affected by the following:

- decreases in other operation and maintenance expenses of $95.6 million, which are explained below;
- a decrease in decommissioning expense at System Energy of $32.4 million resulting from the final resolution of the FERC order addressing the 1995 rate increase filing;
- decreases in depreciation and amortization expense at System Energy of $74.5 million primarily resulting from the final resolution of the FERC order addressing the 1995 rate increase filing;
- net increases in regulatory credits of $40.8 million, which are explained below; and
- increases in interest expense of $61.5 million, which are explained below.

The decreases in other operation and maintenance expenses in 2001 were primarily due to:

- a decrease in property damage expenses of $49.7 million primarily due to a reversal of $24.5 million in June 2001, upon recommendation from the APSC, of ice storm costs previously charged to expense in December 2000 (these costs are now reflected as regulatory assets). The effect of the reversal of the ice storm costs on net income was largely offset by the adjustment to the transition cost account as a result of the 2000 earnings review in 2001;
- decreases in outside services employed of $9.3 million and $11.0 million at Entergy Arkansas and Entergy Louisiana, respectively, as a result of rate and regulatory proceedings in 2000; and
- decreases of $10.7 million and $14.6 million at Entergy Louisiana and Entergy Mississippi, respectively, because of maintenance and planned maintenance outages at certain fossil plants in 2000.

The net increases in regulatory credits in 2001 were primarily due to:

- the amount of capacity charges included in purchased power costs for the summers of 2000 and 2001 that Entergy Gulf States and Entergy Louisiana deferred and will recover in future periods; and
- an under-recovery of Grand Gulf costs in 2001 at Entergy Mississippi as a result of a lower rider implemented in October 2000.

The net increases in regulatory credits in 2001 were partially offset by the following:

- the accrual of $22.3 million in the transition cost account at Entergy Arkansas; and
- the amortization of the 2000 capacity charges mentioned above, which will occur through July 2002.

The increases in interest expense in 2001 were primarily due to:

- the final FERC order addressing the 1995 System Energy rate increase filing;
- debt issued at Entergy Arkansas in July 2001, at Entergy Gulf States in June 2000 and August 2001, at Entergy Mississippi in January 2001, and at Entergy New Orleans in July 2000 and February 2001; and
- borrowings under credit facilities during 2001, primarily at Entergy Arkansas.

Results for the year ended December 31, 2000 for the domestic utility companies and System Energy were also affected by the following:

- increases in other operation and maintenance expenses of $95.8 million, which are explained below;
- an increase of $44.5 million in depreciation and amortization expenses, which is explained below; and
- a decrease in interest charges of $21.4 million primarily due to an adjustment in 1999 at System Energy to the interest recorded for the potential refund to customers of its proposed rate increase.

Other operation and maintenance expenses increased in 2000 primarily due to:

- increased damage expenses of $22.8 million primarily due to storm damage accruals related to the December 2000 ice storms at Entergy Arkansas, and due to changes in storm damage reserve amortization at Entergy Arkansas, Entergy Louisiana, and Entergy Mississippi in accordance with regulatory treatment;
- increased customer service expenses of $11.4 million primarily related to spending on vegetation management at Entergy Arkansas;
- increased nuclear expenses of $17.2 million primarily from Entergy Arkansas and Entergy Gulf States;
- an increase of $28.4 million primarily due to an increase in legal and contract expenses for the transition to retail open access at Entergy Arkansas and Entergy Gulf States, and for legal services employed for rate-related proceedings at Entergy Louisiana; and
- an increase of $21.9 million in plant maintenance expense primarily at Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and Entergy Mississippi.

The increase in other operation and maintenance expenses in 2000 was partially offset by the following:

- a $9.5 million larger nuclear insurance refund in 2000 compared to 1999; and
- a decrease in injury and damages claims of $12.3 million.

Depreciation and amortization expenses increased in 2000 primarily due to:

- the review of plant-in-service dates for consistency with regulatory treatment that reduced depreciation expense by $17.7 million in August 1999;
- increased depreciation of $14.0 million associated with the principal payment on the sale and leaseback of Grand Gulf 1; and
- net capital additions primarily at Entergy Louisiana and Entergy Mississippi.

Domestic Non-Utility Nuclear

The increase in earnings in 2001 for the domestic non-utility nuclear business was primarily due to the operation of FitzPatrick and Indian Point 3 for a full year, as each was purchased in November 2000, and the operation of Indian Point 2, which was purchased in September 2001. Following are key performance measures for domestic non-utility nuclear operations:

	2001	2000
Net MW in operation at December 31	3,445	2,475
Generation in GWH for the year	22,614	7,171
Capacity factor for the year	93%	94%

The following fluctuations in the results of operations for domestic non-utility nuclear in 2001 were primarily caused by the acquisition of FitzPatrick, Indian Point 3, and Indian Point 2:

- revenues increased by $491.1 million;
- other operation and maintenance expenses increased $217.6 million;
- interest expense, primarily related to debt incurred to purchase the plants, increased $47.9 million;
- fuel expenses increased $51.0 million; and
- taxes other than income taxes increased $30.9 million.

The increased earnings in 2000 for the domestic non-utility nuclear business were primarily due to increased revenues from the operation of the Pilgrim, FitzPatrick, and Indian Point 3 plants. Pilgrim was purchased in July 1999 and FitzPatrick and Indian Point 3 were purchased in November 2000. Partially offsetting the increased revenues were increases in fuel and purchased power expense, other operation and maintenance expense, and interest expense resulting from the acquisition of these three plants.

Energy Commodity Services

The increase in earnings for energy commodity services in 2001 was primarily due to:

- the gain on the sale of EWO's Saltend plant discussed below;
- the favorable results from Entergy-Koch discussed below;
- the $33.5 million ($23.5 million net of tax) cumulative effect of an accounting change marking to market the Damhead Creek gas contract;
- liquidated damages of $13.9 million ($9.7 million net of tax) received in 2001 from the Damhead Creek construction contractor as compensation for lost operating margin from the plant due to construction delays; and
- a $12.2 million ($7.9 million net of tax) gain on the sale of a permitted site in Desoto County, Florida, in May 2001.

Partially offsetting the increase in earnings for energy commodity services in 2001 was the following:

- $60.1 million ($49.9 million net of tax) of losses or asset impairments recorded on EWO's Latin American investments and other development projects;
- a $9.8 million ($6.4 million net of tax) loss recorded primarily because of the pending cancellation of four gas turbines scheduled for delivery in 2004;
- liquidated damages of $55.1 million ($38.6 million net of tax) received in 2000 from the Saltend contractor as compensation for lost operating margin from the plant due to construction delays;
- a $19.7 million ($12.8 million net of tax) gain on the sale of the Freestone project located in Fairfield, Texas, in June 2000;
- increased depreciation expense of $23.6 million in 2001 primarily due to the commencement of the commercial operation of the Saltend and Damhead Creek plants; and
- increased interest expense of $78.7 million in 2001 primarily because of the commencement of commercial operation of the Saltend and Damhead Creek plants.

Revenues decreased for energy commodity services by $983.3 million in 2001, primarily due to the contribution of substantially all of Entergy's power marketing and trading business to Entergy-Koch in 2001. Earnings from Entergy-Koch are reported as equity in earnings of unconsolidated equity affiliates in the financial statements. As a result, in 2001, revenues from this activity were lower by $1,957 million compared to 2000 revenue for Entergy's power marketing and trading segment, and purchased power expenses were lower by $1,830 million. The net income effect in 2001 of the lower revenue was more than offset by the equity in earnings from Entergy's interest in Entergy-Koch. Entergy's earnings from this activity increased in 2001 as a result of increased electricity and gas trading volumes as well as a broader range of commodity sources and options provided to customers by the joint venture than provided previously by Entergy. Following are key performance measures for Entergy-Koch's operations in 2001:

Entergy-Koch Trading	
Gas volatility	81%
Electricity volatility	66%
Gas marketed (BCF/D)	6.9
Electricity marketed (GWH)	108,645
Gulf South Pipeline	
Throughput (BCF/D)	2.45
Production cost ($/MMBTU)	$0.093

Entergy accounts for its 50% share in Entergy-Koch under the equity method of accounting. Certain terms of the partnership arrangement allocate income from various sources, and the taxes on that income, on a significantly disproportionate basis through 2003. Losses and distributions from operations are allocated to the partners equally. The disproportionate allocations were favorable to Entergy in the aggregate in 2001. In 2004, a revaluation of Entergy-Koch's assets for capital account purposes will occur, and future allocations will change after the revaluation. The profit allocations other than for weather trading and international trading are expected to become equal, unless special allocations are necessary to equalize the partners' capital accounts. Earnings allocated under the terms of the partnership agreement constitute equity, not subject to reallocation, for the partners.

The decrease in revenues in 2001 was partially offset by an increase in operating revenues for EWO primarily due to an increase of $409.8 million from EWO's interest in Highland Energy and an increase of $450.1 million from the Saltend and Damhead Creek plants. Highland Energy was acquired in June 2000, and the Saltend and Damhead Creek plants began commercial operation in late November 2000 and early 2001, respectively. Highland Energy was sold in the fourth quarter of 2001. The increase in revenues for EWO is largely offset by increased fuel and purchased power expenses of $644.1 million and increased other operation and maintenance expenses of $94.6 million.

EWO sold the Saltend plant in August 2001 and revenues include the $88.1 million ($57.2 million net of tax) gain on the sale.

In 2000, the increase in earnings for energy commodity services was primarily due to the following related to the power marketing and trading business:

- improved trading performance in electricity;
- increased long-term marketing of electricity; and
- trading gains in natural gas in 2000 due to natural gas prices reaching record high levels compared to trading losses in 1999.

Also contributing to the increase in earnings in energy commodity services in 2000 was $55.1 million of liquidated damages received from the Saltend contractor as compensation for lost operating margin from the plant due to construction delays and a $19.7 million ($12.8 million net of tax) gain in June 2000 on the sale of the global power development business' investment in the Freestone project located in Fairfield, Texas. Partially offsetting the increase was the absence of a $26.7 million ($17 million net of tax) gain on the sale of Entergy Power Edesur Holdings which occurred in June 1999.

OTHER, INCLUDING PARENT COMPANY

Earnings from Other decreased in 2001 primarily due to a decrease in interest income of $41.2 million and $21.8 million ($14.1 million net of tax) of merger-related expenses incurred by Entergy Corporation in the first quarter of 2001. Also contributing to the decreased earnings was an increase in interest expense of $19.5 million. The decreased earnings were partially offset by the write-down of investments in Latin American projects in 2000 discussed below.

Earnings from Other decreased in 2000 primarily due to a $42.5 million ($27.6 million net of tax) write-down in 2000 of investments in Latin American projects to their estimated fair values. The decrease is also due to the absence of the following items that occurred in 1999:

- a $12.9 million ($8 million net of tax) gain on the sale of Entergy Hyperion Telecommunications in June 1999;
- a $22.0 million ($6.4 million net of tax) gain on the sale of Entergy Security, Inc. in January 1999, including a true-up recognized in December 1999;
- a $7.6 million ($4.9 million net of tax) favorable adjustment to the final sale price of CitiPower in January 1999; and
- a more favorable experience on warranty reserves in 1999 for the businesses sold during 1998.

INCOME TAXES

The effective income tax rates for 2001, 2000, and 1999 were 38.5%, 40.3%, and 37.5%, respectively. The decrease in 2001 was primarily due to the effects of the final FERC order addressing System Energy's 1995 rate proceeding. The increase in 2000 was primarily due to the recognition in 1999 of deferred tax benefits related to the expected utilization of foreign tax credits resulting in lower income taxes.

REPORT OF MANAGEMENT

Management of Entergy Corporation and its subsidiaries has prepared and is responsible for the financial statements and related financial information included herein. The financial statements are based on generally accepted accounting principles in the United States. Financial information included elsewhere in this report is consistent with the financial statements.

To meet their responsibilities with respect to financial information, management maintains and enforces a system of internal accounting controls designed to provide reasonable assurance, on a cost-effective basis, as to the integrity, objectivity, and reliability of the financial records, and as to the protection of assets. This system includes communication through written policies and procedures, an employee Code of Entegrity, and an organizational structure that provides for appropriate division of responsibility and the training of personnel. This system is also tested by a comprehensive internal audit program.

The Audit Committee of our Board of Directors, composed solely of Directors who are not employees of our company, meets with the independent auditors, management, and internal accountants periodically to discuss internal accounting controls and auditing and financial reporting matters. Upon recommendation from the Audit Committee, the Board of Directors appoints the independent auditors annually. However, in August 2001, the Audit Committee selected Deloitte & Touche to succeed PricewaterhouseCoopers as the Company's independent auditors; the Board of Directors ratified the selection in October 2001. The Audit Committee reviews with the independent auditors the scope and results of the audit effort. The Committee also meets periodically with the independent auditors and the chief internal auditor without management, providing free access to the Committee.

Independent public accountants provide an objective assessment of the degree to which management meets its responsibility for fairness of financial reporting. They regularly evaluate the system of internal accounting controls and perform such tests and other procedures as they deem necessary to reach and express an opinion on the fairness of the financial statements.

Management believes that these policies and procedures provide reasonable assurance that its operations are carried out with a high standard of business conduct.

J. Wayne Leonard

J. WAYNE LEONARD
Chief Executive Officer

C. JOHN WILDER
Executive Vice President
and Chief Financial Officer

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of
Entergy Corporation:

We have audited the accompanying consolidated balance sheets of Entergy Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, of retained earnings, comprehensive income, and paid-in capital, and of cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Entergy Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for derivative instruments in 2001.

Deloitte + Touche LLP

Deloitte & Touche LLP
New Orleans, Louisiana
January 31, 2002

CONSOLIDATED STATEMENTS OF INCOME

In thousands, except share data, for the years ended December 31,	2001	2000	1999
OPERATING REVENUES:			
Domestic electric	$7,244,827	$ 7,219,686	$6,271,414
Natural gas	185,902	165,872	110,355
Steam products	-	-	15,852
Competitive businesses	2,190,170	2,636,571	2,368,014
Total	9,620,899	10,022,129	8,765,635
OPERATING EXPENSES:			
Operating and maintenance:			
Fuel, fuel-related expenses, and gas purchased for resale	3,681,677	2,645,835	2,082,875
Purchased power	1,021,432	2,662,881	2,442,484
Nuclear refueling outage expenses	89,145	70,511	76,057
Other operation and maintenance	2,151,742	1,943,814	1,705,545
Decommissioning	3,189	39,484	45,988
Taxes other than income taxes	399,849	370,344	339,284
Depreciation and amortization	721,033	746,125	698,881
Other regulatory charges (credits)—net	(37,093)	3,681	14,833
Amortization of rate deferrals	16,583	30,392	115,627
Total	8,047,557	8,513,067	7,521,574
OPERATING INCOME	1,573,342	1,509,062	1,244,061
OTHER INCOME:			
Allowance for equity funds used during construction	26,209	32,022	29,291
Gain on sale of assets—net	5,226	2,340	71,926
Interest and dividend income	159,805	163,050	143,601
Equity in earnings of unconsolidated equity affiliates	180,956	13,715	7,593
Miscellaneous—net	(22,843)	27,077	10,822
Total	349,353	238,204	263,233
INTEREST AND OTHER CHARGES:			
Interest on long-term debt	544,920	477,071	476,877
Other interest—net	197,638	85,635	82,471
Distributions on preferred securities of subsidiaries	18,838	18,838	18,838
Allowance for borrowed funds used during construction	(21,419)	(24,114)	(22,585)
Total	739,977	557,430	555,601
INCOME BEFORE INCOME TAXES AND CUMULATIVE EFFECT OF ACCOUNTING CHANGE	1,182,718	1,189,836	951,693
Income taxes	455,693	478,921	356,667
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE	727,025	710,915	595,026
CUMULATIVE EFFECT OF ACCOUNTING CHANGE (NET OF INCOME TAXES OF $10,064)	23,482	-	-
CONSOLIDATED NET INCOME	750,507	710,915	595,026
Preferred dividend requirements and other	24,311	31,621	42,567
EARNINGS APPLICABLE TO COMMON STOCK	$ 726,196	$ 679,294	$ 552,459
Earnings per average common share before cumulative effect of accounting change:			
Basic	$ 3.18	$ 3.00	$ 2.25
Diluted	$ 3.13	$ 2.97	$ 2.25
Earnings per average common share:			
Basic	$ 3.29	$ 3.00	$ 2.25
Diluted	$ 3.23	$ 2.97	$ 2.25
Dividends declared per common share	$ 1.28	$ 1.22	$ 1.20
Average number of common shares outstanding:			
Basic	220,944,270	226,580,449	245,127,460
Diluted	224,733,662	228,541,307	245,326,883

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS, COMPREHENSIVE INCOME, AND PAID-IN CAPITAL

In thousands, for the years ended December 31,	2001		2000		1999	
RETAINED EARNINGS						
Retained Earnings—Beginning of period	$3,190,639		$2,786,467		$2,526,888	
Add—Earnings applicable to common stock	726,196	$726,196	679,294	$679,294	552,459	$552,459
Deduct:						
Dividends declared on common stock	278,342		275,929		294,352	
Capital stock and other expenses	45		(807)		(1,472)	
Total	278,387		275,122		292,880	
Retained Earnings—End of period	$3,638,448		$3,190,639		$2,786,467	
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)(NET OF TAX):						
Balance at beginning of period	$ (75,033)		$ (73,805)		$ (46,739)	
Cumulative effect to January 1, 2001 of accounting change regarding fair value of derivative instruments	(18,021)		-		-	
Net derivative instrument fair value changes arising during the period	48	48	-	-	-	-
Foreign currency translation adjustments	4,615	4,615	(5,216)	(5,216)	(22,043)	(22,043)
Net unrealized investment gains (losses)	(403)	(403)	3,988	3,988	(5,023)	(5,023)
Balance at end of period:						
Accumulated derivative instrument fair value changes	(17,973)		-		-	
Other accumulated comprehensive income (loss) items	(70,821)		(75,033)		(73,805)	
Total	$ (88,794)		$ (75,033)		$ (73,805)	
Comprehensive Income		$730,456		$678,066		$525,393
PAID-IN CAPITAL						
Paid-in Capital—Beginning of period	$4,660,483		$4,636,163		$4,630,609	
Add:						
Common stock issuances related to stock plans	2,221		24,320		5,554	
Paid-in Capital—End of period	$4,662,704		$4,660,483		$4,636,163	

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

In thousands, as of December 31,	2001	2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents:		
Cash	$ 129,866	$ 157,550
Temporary cash investments—at cost, which approximates market	618,327	640,038
Special deposits	3,380	584,836
Total cash and cash equivalents	751,573	1,382,424
Other temporary investments	150,000	-
Notes receivable	2,137	3,608
Accounts receivable:		
Customer	294,799	497,821
Allowance for doubtful accounts	(19,255)	(9,947)
Other	286,671	395,518
Accrued unbilled revenues	268,680	415,409
Total receivables	830,895	1,298,801
Deferred fuel costs	172,444	568,331
Accumulated deferred income taxes	6,488	-
Fuel inventory—at average cost	97,497	93,679
Materials and supplies—at average cost	460,644	425,357
Rate deferrals	-	16,581
Deferred nuclear refueling outage costs	79,755	46,544
Prepayments and other	129,251	122,690
Total	2,680,684	3,958,015
OTHER PROPERTY AND INVESTMENTS:		
Investment in affiliates—at equity	766,103	136,487
Decommissioning trust funds	1,775,950	1,315,857
Non-utility property—at cost (less accumulated depreciation)	295,616	262,952
Other	495,542	79,917
Total	3,333,211	1,795,213
PROPERTY, PLANT AND EQUIPMENT:		
Electric	26,359,376	25,137,562
Plant acquisition adjustment	374,399	390,664
Property under capital lease	753,310	831,822
Natural gas	201,841	190,989
Construction work in progress	882,829	936,785
Nuclear fuel under capital lease	265,464	277,673
Nuclear fuel	232,387	157,603
Total property, plant and equipment	29,069,606	27,923,098
Less—accumulated depreciation and amortization	11,805,578	11,477,352
Property, plant and equipment—net	17,264,028	16,445,746
DEFERRED DEBITS AND OTHER ASSETS:		
Regulatory assets:		
SFAS 109 regulatory asset—net	946,126	980,266
Unamortized loss on reacquired debt	166,546	183,627
Deferred fuel costs	-	95,661
Other regulatory assets	707,439	792,515
Long-term receivables	28,083	29,575
Other	784,194	1,171,278
Total	2,632,388	3,252,922
TOTAL ASSETS	$25,910,311	$25,451,896

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS *continued*

In thousands, as of December 31,	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Currently maturing long-term debt	$ 682,771	$ 464,215
Notes payable	351,018	388,023
Accounts payable	592,529	1,204,227
Customer deposits	188,230	172,169
Taxes accrued	700,133	451,811
Accumulated deferred income taxes	-	225,649
Nuclear refueling outage costs	2,080	10,209
Interest accrued	192,420	172,033
Obligations under capital leases	149,352	156,907
Other	345,387	192,908
Total	3,203,920	3,438,151
DEFERRED CREDITS AND OTHER LIABILITIES:		
Accumulated deferred income taxes	3,574,664	3,249,083
Accumulated deferred investment tax credits	471,090	494,315
Taxes accrued	250,000	-
Obligations under capital leases	181,085	201,873
Other regulatory liabilities	135,878	135,586
Decommissioning	1,194,333	749,708
Transition to competition	231,512	191,934
Regulatory reserves	37,591	396,789
Accumulated provisions	425,399	390,116
Other	852,269	853,137
Total	7,353,821	6,662,541
Long-term debt	7,321,028	7,732,093
Preferred stock with sinking fund	26,185	65,758
Preferred stock without sinking fund	334,337	334,688
Company-obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated deferrable debentures	215,000	215,000
SHAREHOLDERS' EQUITY:		
Common stock, $.01 par value, authorized 500,000,000 shares; issued 248,174,087 shares in 2001 and 248,094,614 shares in 2000	2,482	2,481
Paid-in capital	4,662,704	4,660,483
Retained earnings	3,638,448	3,190,639
Accumulated other comprehensive loss	(88,794)	(75,033)
Less—treasury stock, at cost (27,441,384 shares in 2001 and 28,490,031 shares in 2000)	758,820	774,905
Total	7,456,020	7,003,665
Commitments and Contingencies		
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$25,910,311	$25,451,896

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands, for the years ended December 31,	2001	2000	1999
OPERATING ACTIVITIES			
Consolidated net income	$ 750,507	$ 710,915	$ 595,026
Noncash items included in net income:			
Amortization of rate deferrals	16,583	30,392	115,627
Reserve for regulatory adjustments	(359,199)	18,482	10,531
Other regulatory charges (credits)—net	(37,093)	3,681	14,833
Depreciation, amortization, and decommissioning	724,222	785,609	744,869
Deferred income taxes and investment tax credits	87,752	124,457	(189,465)
Allowance for equity funds used during construction	(26,209)	(32,022)	(29,291)
Cumulative effect of accounting change	(23,482)	-	-
Gain on sale of assets—net	(5,226)	(2,340)	(71,926)
Equity in undistributed earnings of subsidiaries and unconsolidated affiliates	(168,873)	(13,715)	(7,593)
Changes in working capital (net of effects from acquisitions and dispositions):			
Receivables	302,230	(437,146)	9,246
Fuel inventory	(3,419)	(20,447)	(1,359)
Accounts payable	(415,160)	543,606	35,233
Taxes accrued	486,676	20,871	158,733
Interest accrued	17,287	45,789	(56,552)
Deferred fuel	495,007	(38,001)	10,583
Other working capital accounts	(39,978)	102,336	45,285
Provision for estimated losses and reserves	19,093	6,019	(59,464)
Changes in other regulatory assets	119,215	(66,903)	(36,379)
Other	275,615	186,264	101,087
Net cash flow provided by operating activities	2,215,548	1,967,847	1,389,024
INVESTING ACTIVITIES			
Construction/capital expenditures	(1,380,417)	(1,493,717)	(1,195,750)
Allowance for equity funds used during construction	26,209	32,022	29,291
Nuclear fuel purchases	(130,670)	(121,127)	(137,649)
Proceeds from sale/leaseback of nuclear fuel	71,964	117,154	137,093
Proceeds from sale of businesses	784,282	61,519	351,082
Investment in other nonregulated/non-utility properties	(1,278,990)	(238,062)	(81,273)
Changes in other temporary investments—net	(150,000)	321,351	635,005
Decommissioning trust contributions and realized change in trust assets	(95,571)	(63,805)	(61,766)
Other regulatory investments	(3,460)	(385,331)	(81,655)
Other	(68,067)	(44,016)	(42,258)
Net cash flow used in investing activities	(2,224,720)	(1,814,012)	(447,880)

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS *continued*

In thousands, for the years ended December 31,	2001	2000	1999
FINANCING ACTIVITIES:			
Proceeds from the issuance of:			
Long-term debt	682,402	904,522	1,113,370
Common stock	64,345	41,908	15,320
Retirement of:			
Long-term debt	(962,112)	(181,329)	(1,195,451)
Repurchase of common stock	(36,895)	(550,206)	(245,004)
Redemption of preferred stock	(39,574)	(157,658)	(98,597)
Changes in short-term borrowings—net	(37,004)	267,000	(165,506)
Dividends paid:			
Common stock	(269,122)	(271,019)	(291,483)
Preferred stock	(24,044)	(32,400)	(43,621)
Net cash flow provided by (used in) financing activities	(622,004)	20,818	(910,972)
Effect of exchange rates on cash and cash equivalents	325	(5,948)	(948)
Net increase (decrease) in cash and cash equivalents	(630,851)	168,705	29,224
Cash and cash equivalents at beginning of period	1,382,424	1,213,719	1,184,495
Cash and cash equivalents at end of period	$ 751,573	$1,382,424	$1,213,719
SUPPLEMENTAL DISCLOSURE of CASH FLOW INFORMATION:			
Cash paid (received) during the period for:			
Interest—net of amount capitalized	$ 708,748	$ 505,414	$ 601,739
Income taxes	$(118,881)	$ 345,361	$ 373,537
Noncash investing and financing activities:			
Change in unrealized appreciation/(depreciation) of decommissioning trust assets	$ (34,517)	$ (11,577)	$ 41,582
Proceeds from long-term debt issued for the purpose of refunding prior long-term debt	$ 47,000	-	-
Decommissioning trust funds acquired in nuclear power plant acquisitions	$ 430,000	-	$ 428,284
Acquisition of Indian Point 3 and FitzPatrick:			
Fair value of assets acquired	-	$ 917,667	-
Initial cash paid at closing	-	$ 50,000	-
Liabilities assumed and notes issued to seller	-	$ 867,667	-

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Entergy Corporation and its direct and indirect subsidiaries, including the domestic utility companies and System Energy.

As required by generally accepted accounting principles, all significant intercompany transactions have been eliminated in the consolidated financial statements. The domestic utility companies and System Energy maintain accounts in accordance with FERC and other regulatory guidelines. Certain previously reported amounts have been reclassified to conform to current classifications, with no effect on net income or shareholders' equity.

Use of Estimates in the Preparation of Financial Statements

The preparation of Entergy Corporation's and its subsidiaries' financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Adjustments to the reported amounts of assets and liabilities may be necessary in the future to the extent that future estimates or actual results are different from the estimates used.

Revenues and Fuel Costs

Entergy Arkansas, Entergy Louisiana, and Entergy Mississippi generate, transmit, and distribute electric power primarily to retail customers in Arkansas, Louisiana, and Mississippi, respectively. Entergy Gulf States generates, transmits, and distributes electric power primarily to retail customers in Texas and Louisiana. Entergy Gulf States also distributes gas to retail customers in and around Baton Rouge, Louisiana. Entergy New Orleans sells both electric power and gas to retail customers in the City of New Orleans, except for Algiers, where Entergy Louisiana is the electric power supplier. Entergy's domestic non-utility nuclear and energy commodity services segments derive almost all of their revenue from sales of electric power generated by plants owned by them except for gains or losses on power development projects for energy commodity services, which are discussed below.

System Energy's operating revenues are intended to recover from Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans operating expenses and capital costs attributable to Grand Gulf 1. The capital costs are computed by allowing a return on System Energy's common equity funds allocable to its net investment in Grand Gulf 1, plus System Energy's effective interest cost for its debt allocable to its investment in Grand Gulf 1. System Energy's recently resolved rate proceeding is discussed in Note 2 to the financial statements.

Entergy recognizes revenue from electric power and gas sales when it delivers power or gas to its customers. To the extent that deliveries have occurred but a bill has not been issued, the domestic utility companies accrue an estimate of the revenues for energy delivered since the latest billings. The monthly estimated unbilled revenue amounts are recorded as revenue and a receivable, and are reversed the following month.

The domestic utility companies' rate schedules include either fuel adjustment clauses or fixed fuel factors, both of which allow either current recovery in billings to customers or deferral of fuel costs until the costs are billed to customers. Because the fuel adjustment clause mechanism allows monthly adjustments to recover fuel costs, Entergy Louisiana, Entergy New Orleans, and the Louisiana portion of Entergy Gulf States include a component of fuel cost recovery in their unbilled revenue calculations. Where the fuel component of revenues is billed based on a pre-determined fuel cost (fixed fuel factor), the fuel factor remains in effect until changed as part of a general rate case, fuel reconciliation, or fixed fuel factor filing. Effective January 2001, Entergy Mississippi's fuel factor includes an energy cost rider that is adjusted quarterly. In the case of Entergy Arkansas and the Texas portion of Entergy Gulf States, their fuel under-recoveries are treated as regulatory investments in the cash flow statements because those companies are allowed by their regulatory jurisdictions to recover the fuel cost regulatory asset over longer than a twelve-month period, and the companies earn a return on the under-recovered balances.

Property, Plant, and Equipment

Property, plant, and equipment is stated at original cost. The original cost of plant retired or removed, plus the applicable removal costs, less salvage, is charged to accumulated depreciation. Normal maintenance, repairs, and minor replacement costs are charged to operating expenses. Substantially all of the domestic utility companies' and System Energy's plant is subject to mortgage liens.

Electric plant includes the portions of Grand Gulf 1 and Waterford 3 that have been sold and leased back. For financial reporting purposes, these sale and leaseback arrangements are reflected as financing transactions.

Net property, plant, and equipment by functional category, as of December 31, 2001 and 2000, is shown below (in millions):

	2001	2000
Production		
Nuclear	$ 7,657	$ 7,126
Other	2,016	2,021
Transmission	1,788	1,693
Distribution	3,848	3,532
Other	778	879
Plant acquisition adjustment - Entergy Gulf States	374	391
Construction work in progress	883	937
Nuclear fuel (leased and owned)	498	435
Accumulated provision for decommissioning[1]	(578)	(568)
Property, plant, and equipment-net	$17,264	$16,446

(1) This is reflected in accumulated depreciation and amortization on the balance sheet. The decommissioning liabilities related to Grand Gulf 1, Pilgrim, Indian Point 2, and the 30% of River Bend previously owned by Cajun are reflected in the applicable balance sheets in "Deferred Credits and Other Liabilities - Decommissioning."

Depreciation is computed on the straight-line basis at rates based on the estimated service lives of the various classes of property. Depreciation rates on average depreciable property approximated 2.8% for 2001, and 2.9% for 2000 and 1999.

Jointly-Owned Generating Stations

Certain Entergy subsidiaries jointly own electric generating facilities with third parties. The investments and expenses associated with these generating stations are recorded by the Entergy subsidiaries to the extent of their respective undivided ownership interests. As of December 31, 2001, the subsidiaries' investment and accumulated depreciation in each of these generating stations were as follows:

Generating Stations	Fuel-Type	Total Megawatt Capability[1]	Ownership	Investment	Accumulated Depreciation
				(in millions)	
Grand Gulf Unit 1	Nuclear	1,247	90.00%[2]	$3,549	$1,416
Independence Units 1 and 2	Coal	1,651	47.90%	456	215
White Bluff Units 1 and 2	Coal	1,610	57.00%	414	231
Roy S. Nelson Unit 6	Coal	550	70.00%	404	218
Big Cajun 2 Unit 3	Coal	562	42.00%	228	117

(1) "Total Megawatt Capability" is the dependable load carrying capability as demonstrated under actual operating conditions based on the primary fuel (assuming no curtailments) that each station was designed to utilize.

(2) Includes an 11.5% leasehold interest held by System Energy. System Energy's Grand Gulf 1 lease obligations are discussed in Note 10 to the financial statements.

Gains or Losses on Sales of Power Development Projects

EWO actively manages its assets as an investment portfolio, and attempts to maximize flexibility to respond to different market environments. Active management of the portfolio by EWO is expected to result in: the commercial operation of projects by EWO; the sale of projects at various stages in their planning, development, or operation; or the abandonment of projects. As a result, project sales are a part of the revenue generating activities of EWO, and gains or losses on those sales are reported in operating revenue for that business segment.

Nuclear Refueling Outage Costs

Entergy records nuclear refueling outage costs in accordance with regulatory treatment and the matching principle. These refueling outage expenses are incurred to prepare the units to operate for the next 18 months without having to be taken off line. Except for the River Bend plant, the costs are deferred during the outage and amortized over the period to the next outage. In accordance with the regulatory treatment of the River Bend plant, the costs are accrued in advance and included in the cost of service used to establish retail rates. Entergy Gulf States relieves the accrual when it incurs costs during the next River Bend outage.

Allowance for Funds Used During Construction

AFUDC represents the approximate net composite interest cost of borrowed funds and a reasonable return on the equity funds used for construction. Although AFUDC increases both the plant balance and earnings, it is realized in cash through depreciation provisions included in rates.

Income Taxes

Entergy Corporation and its subsidiaries file a U.S. consolidated federal income tax return. Income taxes are allocated to the subsidiaries in proportion to their contribution to consolidated taxable income. SEC regulations require that no Entergy subsidiary pay more taxes than it would have paid if a separate income tax return had been filed. In accordance with SFAS 109, "Accounting for Income Taxes," deferred income taxes are recorded for all temporary differences between the book and tax basis of assets and liabilities, and for certain credits available for carryforward.

Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates in the period in which the tax or rate was enacted.

Investment tax credits are deferred and amortized based upon the average useful life of the related property, in accordance with ratemaking treatment.

Earnings per Share

The average number of common shares outstanding for the presentation of diluted earnings per share was greater by 3,789,392 shares in 2001, 1,960,858 shares in 2000, and 199,423 shares in 1999, than the number of such shares for the presentation of basic earnings per share due to Entergy's stock option and other stock compensation plans discussed more thoroughly in Note 5 to the financial statements. The dilutive effect of the stock options on earnings per share was $.06 in 2001, $.03 in 2000, and $.00 in 1999.

Options to purchase approximately 148,500 and 5,205,000 shares of common stock at various prices were outstanding at the end of 2001 and 1999, respectively, that were not included in the computation of diluted earnings per share because the exercise prices were greater than the average market price of the common shares at the end of each of the years presented. At the end of 2000, all outstanding options, totaling 11,468,316, were included in the computation of diluted earnings per share as a result of the average market price of the common shares being greater than the exercise prices.

Application of SFAS 71

The domestic utility companies and System Energy currently account for the effects of regulation pursuant to SFAS 71, "Accounting for the Effects of Certain Types of Regulation." This statement applies to the financial statements of a rate-regulated enterprise that meet three criteria. The enterprise must have rates that (i) are approved by a body empowered to set rates that bind customers (its regulator); (ii) are cost-based; and (iii) can be charged to and collected from customers. These criteria may also be applied to separable portions of a utility's business, such as the generation or transmission functions, or to specific classes of customers. If an enterprise meets these criteria, it capitalizes costs that would otherwise be charged to expense if the rate actions of its regulator make it probable that those costs will be recovered in future revenue. Such capitalized costs are reflected as regulatory assets in the accompanying financial statements. A significant majority of Entergy's regulatory assets, net of related regulatory and deferred tax liabilities, earn a return on investment during their recovery periods. SFAS 71 requires that rate-regulated enterprises assess the probability of recovering their regulatory assets at each balance sheet date. When an enterprise concludes that recovery of a regulatory asset is no longer probable, the regulatory asset must be removed from the entity's balance sheet.

SFAS 101, "Accounting for the Discontinuation of Application of FASB Statement No. 71," specifies how an enterprise that ceases to meet the criteria for application of SFAS 71 for all or part of its operations should report that event in its financial statements. In general, SFAS 101 requires that the enterprise report the discontinuation of the application of SFAS 71 by eliminating from its balance sheet all regulatory assets and liabilities related to the applicable segment. Additionally, if it is determined that a regulated enterprise is no longer recovering all of its costs and therefore no longer qualifies for SFAS 71 accounting, it is possible that an impairment may exist that could require further write-offs of plant assets.

EITF 97-4: "Deregulation of the Pricing of Electricity - Issues Related to the Application of FASB Statements No. 71 and 101" specifies that SFAS 71 should be discontinued at a date no later than when the effects of a transition to competition plan for all or a portion of the entity subject to such plan are reasonably determinable. Additionally, EITF 97-4 promulgates that regulatory assets to be recovered through cash flows derived from another portion of the entity that continues to apply SFAS 71 should not be written off; rather, they should be considered regulatory assets of the segment that will continue to apply SFAS 71.

See Note 2 to the financial statements for discussion of transition to competition activity in the retail regulatory jurisdictions served by the domestic utility companies. Arkansas and Texas have enacted retail open access laws, but Entergy believes that significant issues remain to be addressed by Arkansas and Texas regulators, and the enacted laws do not provide sufficient detail to reasonably determine the impact on Entergy Arkansas' and Entergy Gulf States' regulated operations.

Cash and Cash Equivalents

Entergy considers all unrestricted highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Investments with original maturities of more than three months are classified as other temporary investments on the balance sheet.

Investments

Entergy applies the provisions of SFAS 115, "Accounting for Investments for Certain Debt and Equity Securities," in accounting for investments in decommissioning trust funds. As a result, Entergy has recorded on the consolidated balance sheet $93 million of additional value in its decommissioning trust funds as of December 31, 2001, and $128 million as of December 31, 2000. This additional value represents the amount by which the fair value of the securities held in such funds exceeds the amounts deposited plus the earnings on the deposits. In accordance with the regulatory treatment for decommissioning trust funds, the domestic utility companies have recorded an offsetting amount in unrealized gains on investment securities in accumulated depreciation. System Energy's offsetting amount in unrealized gains on investment securities is in other regulatory liabilities.

Decommissioning trust funds for Pilgrim and Indian Point 2 do not receive regulatory treatment. Accordingly, unrealized gains and losses recorded on the assets in these trust funds are recognized as a separate component of shareholders' equity because these assets are classified as available for sale.

Equity Method Investees

Entergy owns a number of investments that are accounted for under the equity method of accounting because Entergy's ownership level results in significant influence, but not control, over the investee and its operations. Entergy records its share of earnings or losses of the investee based on the change during the period in the estimated liquidation value of the investment, assuming that the investee's assets were to be liquidated at book value. Entergy discontinues the recognition of losses on equity investments when its share of losses equals or exceeds its carrying amount of investee plus any advances made or commitments to provide additional financial support. See Note 13 to the financial statements for additional information regarding Entergy's equity method investments.

Derivative Financial Instruments and Commodity Derivatives

Entergy implemented SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" on January 1, 2001. The statement requires that all derivatives be recognized in the balance sheet, either as assets or liabilities, at fair value. The changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction.

For cash-flow hedge transactions in which Entergy is hedging the variability of cash flows related to a variable-rate asset, liability, or forecasted transaction, changes in the fair value of the derivative instrument are reported in other comprehensive income. The gains and losses on the derivative instrument that are reported in other comprehensive income are reclassified as earnings in the periods in which earnings are impacted by the variability of the cash flows of the hedged item. The ineffective portions of all hedges are recognized in current-period earnings.

Contracts for commodities that will be delivered in quantities expected to be used or sold in the ordinary course of business, including certain purchases and sales of power and fuel, are not classified as derivatives. Revenues and expenses from these contracts are reported on a gross basis in the appropriate revenue and expense categories as the commodities are received or delivered.

Effective January 1, 2001, Entergy recorded a net-of-tax cumulative-effect-type adjustment of approximately $18.0 million reducing accumulated other comprehensive income to recognize, at fair value, all derivative instruments that are designated as cash-flow hedging instruments, primarily interest rate swaps and foreign currency forward contracts related to Entergy's competitive businesses. Additional information concerning Entergy's interest rate swaps outstanding as of December 31, 2001, is included in Note 7 to the financial statements. Effective October 1, 2001, Entergy recorded an additional net-of-tax cumulative-effect-type adjustment that increased net income by approximately $23.5 million. This adjustment resulted from the implementation of an interpretation of SFAS 133 that requires fuel supply agreements with volumetric optionality to be classified as derivative instruments. The agreement that resulted in the adjustment is in the energy commodity services segment.

Impairment of Long-Lived Assets

Entergy periodically reviews long-lived assets held in all of its business segments whenever events or changes in circumstances indicate that recoverability of these assets is uncertain. Generally, the determination of recoverability is based on the net cash flows expected to result from such operations and assets. Projected net cash flows depend on the future operating costs associated with the assets, the efficiency and availability of the assets and generating units, and the future market and price for energy over the remaining life of the assets.

Assets regulated under traditional cost-of-service ratemaking, and thereby subject to SFAS 71 accounting, are generally not subject to impairment because this form of regulation assures that all allowed costs are subject to recovery. However, certain deregulated assets and other operations of the domestic utility companies totaling approximately $1.2 billion (pre-tax) could be affected in the future. Those assets include Entergy Arkansas' and Entergy Louisiana's retained shares of Grand Gulf 1, Entergy Gulf States' Louisiana deregulated asset plan, the Texas jurisdictional abeyed portion of the River Bend plant and the portion of River Bend transferred from Cajun, and wholesale operations. Additionally, as noted above, the discontinuation of SFAS 71 regulatory accounting principles would require that Entergy review the affected assets for impairment.

Regulatory Assets

The domestic utility companies and System Energy are subject to the provisions of SFAS 71, "Accounting for the Effects of Certain Types of Regulation." Regulatory assets represent probable future revenues associated with certain costs that are expected to be recovered from customers through the ratemaking process. In addition to the regulatory assets that are specifically disclosed on the face of the balance sheets, the following table provides detail of "Other regulatory assets" included on the balance sheets of Entergy as of December 31, 2001 and 2000 (in millions).

	2001	2000
Department of Energy (DOE) fees (Note 9)	$ 47.5	$ 53.9
Provisions for storm damage (Note 2)	214.0	117.8
Imputed capacity charges (Note 2)	41.7	-
Deferred System Energy rate increase (Note 2)	-	221.1
Postretirement benefits	26.3	28.7
Depreciation re-direct (Note 1)	79.1	72.4
River Bend AFUDC (Note 1)	43.2	45.1
Spindletop gas storage lease	32.2	30.2
1994 FERC settlement (Note 2)	20.2	28.3
Sale-leaseback deferral (Note 10)	128.3	135.7
Other	74.9	59.3
Total	$707.4	$792.5

River Bend AFUDC

The River Bend AFUDC gross-up represents the incremental difference imputed by the LPSC between the AFUDC actually recorded by Gulf States Utilities on a net-of-tax basis during the construction of River Bend and what the AFUDC would have been on a pre-tax basis. The imputed amount was only calculated on that portion of River Bend that the LPSC allowed in rate base and is being amortized over the estimated remaining economic life of River Bend.

Transition to Competition Liabilities

In conjunction with electric utility industry restructuring activity in Arkansas and Texas, regulatory mechanisms were established to mitigate potential stranded costs. These mechanisms include the transition cost account at Entergy Arkansas, which is discussed further in Note 2 to the financial statements. Also included is a provision in the Texas restructuring legislation that allows depreciation on transmission and distribution assets to be directed toward generation assets. The liabilities recorded as a result of these mechanisms are classified as "transition to competition" deferred credits.

Reacquired Debt

The premiums and costs associated with reacquired debt of the domestic utility companies and System Energy (except that portion allocable to the deregulated operations of Entergy Gulf States) are being amortized over the life of the related new issuances, in accordance with ratemaking treatment.

Domestic Operating Company Deregulated Operations

Entergy Gulf States does not apply regulatory accounting principles to its wholesale jurisdiction, Louisiana retail deregulated portion of River Bend, and the 30% interest in River Bend formerly owned by Cajun. The Louisiana retail deregulated portion of River Bend is operated under a deregulated asset plan representing a portion (approximately 24%) of River Bend plant costs, generation, revenues, and expenses established under a 1992 LPSC order. The plan allows Entergy Gulf States to sell the electricity from the deregulated assets to Louisiana retail customers at 4.6 cents per KWH or off-system at

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

higher prices, with certain provisions for sharing such incremental revenue above 4.6 cents per KWH between ratepayers and shareholders.

The results of these deregulated operations before interest charges for the years ended December 31, 2001, 2000, and 1999 are as follows (in thousands):

	2001	2000	1999
Operating revenues	$238,590	$200,023	$166,509
Operating expenses			
Fuel, operation, and maintenance	136,043	141,822	126,917
Depreciation	35,508	36,158	35,141
Total operation expense	171,551	177,980	162,058
Operating income	67,039	22,043	4,451
Income tax expense	25,549	8,278	628
Net income from deregulated utility operations	$ 41,490	$ 13,765	$ 3,823

The net investment associated with these deregulated operations as of December 31, 2001 and 2000 was approximately $822 million and $821 million, respectively.

Foreign Currency Translation

All assets and liabilities of Entergy's foreign subsidiaries are translated into U.S. dollars at the exchange rate in effect at the end of the period. Revenues and expenses are translated at average exchange rates prevailing during the period. The resulting translation adjustments are reflected in a separate component of shareholders' equity. Current exchange rates are used for U.S. dollar disclosures of future obligations denominated in foreign currencies.

New Accounting Pronouncements

In mid-2001, the FASB issued the following pronouncements:

- SFAS 141, "Business Combinations";
- SFAS 142, "Goodwill and Other Intangible Assets";
- SFAS 143, "Accounting for Asset Retirement Obligations"; and
- SFAS 144, "Accounting for the Impairment or Disposal of Long-lived Assets."

SFAS 141, which is effective for all business combinations initiated after June 30, 2001, eliminates the pooling-of-interests method of accounting for business combinations and requires that all business combinations be accounted for using the purchase accounting method. SFAS 141 also requires the recording of all acquired intangible assets that either arise from contractual or legal rights, or that are separable from the acquired entity. The implementation of SFAS 141 on July 1, 2001 had no impact on Entergy's financial statements.

SFAS 142, which Entergy implemented effective January 1, 2002, eliminates the amortization of goodwill arising from business combinations. Instead, goodwill will be subject to a periodic impairment test at the "reporting unit" level. SFAS 142 also eliminates the arbitrary 40-year cap on useful lives of intangible assets, and acknowledges that some intangible assets may have indefinite useful lives. The implementation of SFAS 142 will require Entergy to cease the amortization of the remaining plant acquisition adjustment recorded in conjunction with its acquisition of Entergy Gulf States; this will increase Entergy's annual net income by approximately $16.3 million. Entergy will also perform an impairment test on the remaining acquisition adjustment. As SFAS 142 allows, Entergy will complete this impairment test in the second quarter of 2002. Entergy does not believe an impairment will result from this test when it is completed.

SFAS 143, which must be implemented by January 1, 2003, requires the recording of liabilities for all legal obligations associated with the retirement of long-lived assets that result from the normal operation of those assets. These liabilities will be recorded at their fair values (which are likely to be the present values of the estimated future cash outflows) in the period in which they are incurred, with an accompanying addition to the recorded cost of the long-lived asset. The asset retirement obligation will be accreted each year through a charge to expense, to reflect the time value of money for this present value obligation. The amounts added to the carrying amounts of the long-lived assets will be depreciated over the useful lives of the assets. Entergy expects that the net effect of implementing this standard for Entergy's regulated utilities will be recorded as a regulatory asset or liability, with no resulting impact on Entergy's net income. Upon adoption, the net effects of implementing this standard, to the extent that they are not recorded as regulatory assets or liabilities, will be recognized as cumulative effects of an accounting change in Entergy's income statement. Entergy has not yet completed its assessment of the likely overall impact of this standard on its financial statements, but anticipates that its assets and liabilities will increase upon implementation.

SFAS 144, which Entergy implemented effective January 1, 2002, promulgates standards for measuring and recording impairments of long-lived assets. Additionally, this standard establishes requirements for classifying an asset as held for sale, and changes existing accounting and reporting standards for discontinued operations and exchanges of long-lived assets. Entergy does not expect the implementation of this standard to have a significant effect on Entergy's financial position or results of operations.

NOTE 2. RATE AND REGULATORY MATTERS

Electric Industry Restructuring and the Continued Application of SFAS 71

Although Arkansas and Texas have enacted retail open access laws, retail open access proceedings in Arkansas are currently suspended. Retail open access in Entergy Gulf States' service territory in Texas has been delayed. Entergy also believes that significant issues remain to be addressed by Texas regulators, and the enacted law does not provide sufficient detail to reasonably determine the impact on Entergy Gulf States' regulated operations. Entergy therefore continues to apply regulatory accounting principles to the retail operations of all of the domestic utility companies. Following is a summary of the status of retail open access in the domestic utility companies' retail service territories.

Arkansas

Under current Arkansas legislation, the target date for retail open access has been delayed until no sooner than October 1, 2003 and no later than October 1, 2005. In December 2001, the APSC recommended to the Arkansas General Assembly that legislation be enacted during the 2003 legislative session to either repeal the legislation authorizing retail open access or further delay retail open access until at least 2010. Entergy Arkansas supports the proposal for further delay of retail open access but opposes repeal of deregulation legislation as premature at this time. Based on the anticipated delay in retail open access, Entergy Arkansas withdrew its notice of intent to recover stranded costs in December 2001.

Texas

Retail open access legislation is in place in Texas, but the implementation of retail open access in Entergy Gulf States' territory is delayed until at least September 15, 2002. Several proceedings necessary to implement retail open access are still pending, including proceedings to set the price-to-beat rates that will be charged by Entergy's retail electric service provider, to implement Entergy Gulf States' business separation plan, and to form an RTO that includes Entergy's service area. In addition, the LPSC has not approved for the Louisiana jurisdictional operations the transfer of generation assets to, or a power purchase agreement with, Entergy's Texas generation company. Therefore, neither the necessary regulatory actions nor the reasonable determinability of the effect of deregulation has occurred for Entergy Gulf States to discontinue the application of regulatory accounting principles to its Texas generation operations.

Louisiana

In March 1999, the LPSC deferred making a decision on whether competition in the electric utility industry is in the public interest. However, the LPSC directed the LPSC staff, outside consultants, and counsel to work together to analyze and resolve issues related to competition and to recommend a plan for consideration by the LPSC. In July 2001, the LPSC staff submitted a final response to the LPSC. In its report the LPSC staff concluded that retail competition is not in the public interest at this time for any customer class. Nevertheless, the LPSC staff recommended that retail open access be made available for certain large industrial customers as early as January 2003. An eligible customer choosing to go to competition would be required to provide its utility with a minimum of six months notice prior to the date of retail open access. The LPSC staff report also recommended that all customers who do not currently co- or self-generate, or have co- or self-generation under construction as of a date to be specified by the LPSC, remain liable for their share of stranded costs. During its October 2001 meeting, the LPSC adopted dates by which a total of 800 MW of co- or self-generation could be developed in Louisiana without being affected by stranded costs. During its November 2001 meeting, the LPSC decided not to adopt a plan for retail open access for any customers at this time, but to have collaborative group meetings concerning open access from time to time, and to have the LPSC staff monitor developments in neighboring states and to report to the LPSC regarding the progress of retail open access developments in those states.

Mississippi

In May 2000, after two years of studies and hearings, the MPSC announced that it was suspending its docket studying the opening of the state's retail electricity markets to competition. The MPSC based its decision on its finding that competition could raise the electric rates paid by residential and small commercial customers. The final decision regarding the introduction of retail competition ultimately lies with the Mississippi Legislature, which is holding its 2002 session from January through March. Management cannot predict when, or if, Mississippi will deregulate its retail electricity market.

New Orleans

Entergy New Orleans filed an electric transition to competition plan in September 1997. This plan is similar to plans that were filed by the other domestic utility companies. No procedural schedule has been established for consideration of that plan by the Council.

Retail Rate Proceedings

Filings with the APSC

March 2002 Settlement Agreement — In March 2002, Entergy Arkansas, the APSC staff, and the Arkansas Attorney General submitted a settlement agreement to the APSC for approval. The agreement resolves issues discussed below under "Retail Rates," "Transition Cost Account," and "December 2000 Ice Storm Cost Recovery." A hearing before the APSC to consider the settlement is scheduled for April 11, 2002. No assurance can be given as to the timing or outcome of the proceedings before the APSC.

Retail Rates — Entergy Arkansas is operating under the terms of a 1997 settlement agreement approved by the APSC that currently provides for a rate freeze. The rate reductions reduced net income by approximately $22 million. As discussed in "December 2000 Ice Storm Cost Recovery" below, Entergy Arkansas was scheduled to file a general rate proceeding in February 2002, in which Entergy Arkansas would have sought an increase in rates. The March 2002 settlement agreement states, however, that Entergy Arkansas will not file an application seeking to increase base rates prior to January 2003.

Transition Cost Account — The 1997 settlement also provides for the collection of earnings in excess of an 11% return on equity in a transition cost account (TCA) to offset stranded costs if retail open access were implemented. Upon recommendation from the APSC, Entergy Arkansas' 2001 operating expense reflects an adjustment for 2000 TCA accruals of $18.9 million ($11.6 million after tax). Entergy Arkansas filed for a rehearing of the APSC's review of 2000 earnings. The March 2002 settlement agreement would resolve this matter, and issues related to the 1998 and 1999 earnings reviews, resulting in immaterial adjustments to the TCA. In 2001, Entergy Arkansas also recorded $7.9 million ($4.9 million after tax) for 2001 TCA accruals and interest expense of $6.0 million ($3.7 million after tax). As of December 31, 2001, the transition cost account balance was $152.4 million. In light of the delay in retail open access, Entergy Arkansas filed a proposal in December 2001 with the APSC that the balance in the transition cost account be used to offset a large portion of the December 2000 ice storm expenses discussed below. Entergy Arkansas' withdrawal of its notice of intent to recover stranded costs will end the transition cost account earnings review process after the 2001 earnings review is complete.

December 2000 Ice Storm Cost Recovery — In mid- and late December 2000, two separate ice storms left 226,000 and 212,500 Entergy Arkansas customers, respectively, without electric power in its service area. The storms were the most severe natural disasters ever to affect Entergy Arkansas, causing damage to transmission and distribution lines, equipment, poles, and facilities. Entergy Arkansas filed a proposal to recover costs plus carrying charges associated with power restoration caused by the ice storms. In an order issued in June 2001, the APSC decided not to give final approval to Entergy's proposed storm cost recovery rider outside of a fully developed cost-of-service study in a general rate proceeding. The APSC action resulted in the deferral in 2001 of storm damage costs expensed in 2000.

Entergy Arkansas filed its final storm damage cost determination, which reflects costs of approximately $195 million. The filing asked for recovery of approximately $170 million through a rider over approximately a six and one-half year period. The remainder of the costs is primarily capital expenditures that would be included in rate base in the general rate proceeding. In December 2001, Entergy Arkansas filed a proposal with the APSC to reduce the ice storm costs with the balance in the transition cost account.

In the March 2002 settlement, the parties agree that $159 million of the ice storm costs would be classified as incremental ice storm expenses that can be offset against the TCA, and any excess of ice storm costs over the amount available in the TCA will be deferred for recovery over 30 years. The actual amount available in the TCA will not be known until the 2001 earnings review is complete. Of the remaining ice storm costs, $32.2 million will be addressed through established ratemaking procedures, including $22.2 million classified as capital additions. Ice storm costs of $3.8 million will not be recovered through rates.

Grand Gulf Accelerated Recovery Tariff — In April 1998, FERC approved the Grand Gulf Accelerated Recovery Tariff (GGART). The GGART was designed to allow Entergy Arkansas to pay down a portion of its Grand Gulf purchased power obligation in advance of the implementation of retail open access in Arkansas. The GGART provided for the acceleration of $165 million of this obligation over the period January 1, 1999 through June 30, 2004. In April 2001, FERC approved Entergy Arkansas' filing that requested cessation of the GGART effective July 1, 2001. Entergy Arkansas made the filing pursuant to the terms of a December 2000 settlement agreement with the APSC.

Fuel Cost Recovery — In March 2001, Entergy Arkansas filed its annually redetermined energy cost rate with the APSC in accordance with the energy cost recovery rider formula and special circumstances agreement, including a new energy allocation factor. The filing reflected that an increase was warranted due to an increase in fuel and purchased power costs in 2000 and the accumulated under-recovery of 2000 energy costs. The increased energy cost rate is effective April 2001 through March 2002.

Decommissioning Cost Recovery — The APSC ordered Entergy Arkansas to cease collection of funds to decommission ANO 1 and 2 for the calendar year 2001, and approved the continued cessation of collection of funds during 2002. The APSC based its decision on the anticipated approval of Entergy's application with the NRC to extend the license of ANO 1 by 20 years, and the conclusion that the funds previously collected will be sufficient to decommission the units. This decision will be reviewed annually and reflected in Entergy Arkansas' filing of its annual determination of the nuclear decommissioning rate rider.

Filings with the PUCT and Texas Cities

Rate Proceedings — In June 1999, the PUCT approved a settlement agreement that Entergy Gulf States entered into in February 1999. The settlement agreement resolved Entergy Gulf States' 1996 and 1998 rate proceedings and all of the settling parties' pending appeals in other matters, except for the appeal in the River Bend abeyed cost recovery proceeding discussed below. The Office of Public Utility Counsel, an intervenor in the proceeding, has appealed certain aspects of this settlement to Travis County District Court. Entergy Gulf States cannot predict the outcome of the appeal.

The settlement agreement provides for the following:

- an annual $4.2 million base rate reduction, effective March 1, 1999, which is in addition to the annual $69 million base rate reduction (net of River Bend accounting order deferrals) in the PUCT's second order on rehearing in October 1998;
- a methodology for semi-annual revisions of the fixed fuel factor through December 2001 based on the market price of natural gas, which has been extended until the start of retail open access;
- a base rate freeze through June 1, 2000 (The Texas restructuring law extends the base rate freeze through December 2001. The freeze is still in effect in 2002 pursuant to the settlement that delayed the start of retail open access in Entergy Gulf States' service territory.);
- amortization of the remaining River Bend accounting order deferrals as of January 1, 1999, over three years on a straight-line basis, and the accounting order deferrals will not be recognized in any subsequent base rate case or stranded cost calculation;
- the dismissal of all pending appeals of the settling parties relating to Entergy Gulf States' proceedings with the PUCT, except the River Bend abeyed plant costs appeal discussed below; and
- the potential recovery in the River Bend abeyed plant costs appeal is limited to $115 million net plant in service as of January 1, 2002, less depreciation over the remaining life of the plant beginning January 1, 2002 through the date the plant costs are included in rate base (see "Recovery of River Bend Costs" in this note for further discussion).

As a result of the settlement agreement, in June 1999, Entergy Gulf States removed the $93.9 million provision recorded in 1998 for the amortization of River Bend accounting order deferrals to reflect the three-year amortization schedule detailed in the agreement. The income impact of this removal was largely offset by an increase in the rate of amortization of the accounting order deferrals.

Recovery of River Bend Costs — In March 1998, the PUCT disallowed recovery of $1.4 billion of company-wide abeyed River Bend plant costs which have been held in abeyance since 1988. Entergy Gulf States appealed the PUCT's decision on this matter to the Travis County District Court in Texas. In June 1999, subsequent to the settlement agreement discussed above, Entergy Gulf States removed the reserve for River Bend plant costs held in abeyance and reduced the value of the plant asset. The settlement agreement limits potential recovery of the remaining plant asset, less depreciation, to $115 million as of January 1, 2002. In a settlement in its transition to competition proceedings, and consistent with the June 1999 settlement, Entergy Gulf States agreed not to prosecute its appeal until January 1, 2002. Entergy Gulf States is now prosecuting its appeal, and the argument on the appeal is scheduled for March 22, 2002. Entergy Gulf States also agreed that it will not seek recovery of the abeyed plant costs through any additional charge to Texas ratepayers. The financial statement impact of the retail rate settlement agreement on the abeyed plant costs will ultimately depend on several factors, including the possible discontinuance of SFAS 71 accounting treatment to the Texas generation business, the determination of the market value of generation assets, and any future legislation in Texas addressing the pass-through or sharing of any stranded benefits with Texas ratepayers. No assurance can be given that additional reserves or write-offs will not be required in the future.

PUCT Fuel Cost Review — As determined in the June 1999 retail rate settlement agreement discussed above, Entergy Gulf States adopted a methodology for calculating its fixed fuel factor based on the market price of natural gas. This calculation and any necessary adjustments occur semi-annually. The settlement that delayed implementation of retail open access in Texas for Entergy Gulf States provides that Entergy Gulf States will continue the use of this methodology until retail open access begins. The amounts collected under Entergy Gulf States' fixed fuel factor until the date retail open access commences are subject to fuel reconciliation proceedings before the PUCT.

In September 1998, Entergy Gulf States filed an application with the PUCT for an increase in its fixed fuel factor and for a surcharge to Texas retail customers for the cumulative under-recovery of fuel and purchased power costs. The PUCT issued an order in December 1998 approving the implementation of a revised fuel factor and fuel and purchased power surcharge that would result in recovery of $112.1 million of under-recovered fuel costs, inclusive of interest, over a 24-month period. These increases were implemented in the first billing cycle in February 1999. North Star Steel Texas, Inc. has appealed the PUCT's order to the State District Court in Travis County, Texas. Entergy Gulf States cannot predict the outcome of this appeal.

Entergy Gulf States filed a fuel reconciliation case in July 1999 reconciling approximately $731 million (after excluding approximately $14 million related to Cajun issues to be handled in a subsequent proceeding) of fuel and purchased power costs incurred from July 1996 through February 1999. In February 2000, Entergy Gulf States reached a settlement with all but one of the parties to the proceeding. The settlement reduced Entergy Gulf States' requested surcharge in the reconciliation filing from $14.7 million to $2.2 million. In April 2000, the PUCT approved this settlement allowing Entergy Gulf States to recover the $2.2 million surcharge beginning with the April 2000 billing cycle and continuing until January 2001.

In January 2001, Entergy Gulf States filed a fuel reconciliation case covering the period from March 1999 through August 2000. Entergy Gulf States is reconciling approximately $583 million of fuel and purchased power costs. As part of this filing, Entergy Gulf States requested a surcharge to collect $28 million, plus interest, of under-recovered fuel and purchased power costs. A hearing on the merits concluded in August 2001 and the Administrative Law Judge (ALJ) has recommended that the surcharge be reduced to $7 million. The PUCT considered the ALJ's recommendation in February 2002, but did not reach a final decision. The PUCT recommended certain issues for further consideration by the State Office of Administrative Hearings. No assurance can be given as to the outcome of this proceeding.

In November 2001, Entergy Gulf States filed an application with the PUCT requesting an interim surcharge to collect $71 million, plus interest, of under-recovered fuel and purchased power expenses incurred from September 2000 through September 2001. Entergy Gulf States made the application pursuant to one of the terms of the settlement agreement that delayed implementation of retail open access in Texas for Entergy Gulf States. In February 2002, Entergy Gulf States revised its request to collect $40.9 million, plus interest, of under-recovered fuel and purchased power expenses incurred from September 2000 through January 2002. Entergy Gulf States requests that the surcharge begin in March 2002 and extend through August 2002. The ALJ has recommended that the PUCT approve Entergy Gulf States' request. No assurance can be given as to the outcome of this request before the PUCT.

Filings with the LPSC

Annual Earnings Reviews — In June 2000, the LPSC approved a settlement between Entergy Gulf States and the LPSC staff to refund $83 million, including interest, resolving refund issues in Entergy Gulf States' second, third, fourth, and fifth post-merger earnings reviews filed with the LPSC in May 1995, 1996, 1997, and 1998, respectively. The refund was made over a three-month period beginning July 2000. Although refund issues in the third, fourth, and fifth post-merger earnings reviews were resolved by the June 2000 settlement, certain prospective issues remained in dispute following the settlement. The fourth earnings review is currently on appeal at the Nineteenth Judicial District Court. A decision from the LPSC in the fifth earnings review is expected in the second quarter of 2002.

In June 2001, the LPSC approved a settlement between Entergy Gulf States and the LPSC staff to refund $25.9 million, including interest, resolving issues in Entergy Gulf States' third, sixth, and seventh post-merger earnings reviews filed with the LPSC in May 1996, 1999, and 2000, respectively. The refund was made over a three-month period beginning July 2001. The settlement resolved the prospective return on common equity issue on remand from the Louisiana Supreme Court in the third earnings review. Refund issues from the sixth and seventh earnings reviews were also resolved; however, certain prospective issues remain in dispute. The LPSC approved an 11.1% return on common equity through June 2003, which Entergy Gulf States was allowed to include in its eighth post-merger earnings analysis discussed below.

In May 2001, Entergy Gulf States filed its eighth required post-merger earnings analysis with the LPSC. This filing is subject to review by the LPSC and may result in a change in rates. In February 2002, the LPSC staff filed testimony recommending a $16.4 million rate refund and a $39.8 million prospective rate reduction. The prospective reduction includes a recommended reduction in return on equity that would not take effect until June 2003. A procedural schedule has been established by the LPSC and a hearing is scheduled for April 2002.

Formula Rate Plan Filings — In May 1997, Entergy Louisiana made its second annual performance-based formula rate plan filing with the LPSC for the 1996 test year. This filing resulted in a total rate reduction of approximately $54.5 million, which was implemented in July 1997. At the same time, rates were reduced by an additional $0.7 million and by an additional $2.9 million effective March 1998. Upon completion of the hearing process in December 1998, the LPSC issued an order requiring an additional rate reduction and refund, although the resulting amounts were not quantified. Entergy Louisiana has appealed this order and obtained a preliminary injunction pending a final decision on appeal. This appeal is pending before the Louisiana Supreme Court.

In April 1999, Entergy Louisiana submitted its fourth annual performance-based formula rate plan filing for the 1998 test year. A rate reduction of $15.0 million was implemented effective August 1, 1999. In May 2000, the LPSC ordered a $6.4 million refund. This refund was made in July 2000.

In May 2000, Entergy Louisiana submitted its fifth annual performance-based formula rate plan filing for the 1999 test year. As a result of this filing, Entergy Louisiana implemented a $24.8 million base rate reduction in August 2000. In September 2001, the LPSC approved a settlement in which Entergy Louisiana agreed to increase to $28.2 million the total base rate reduction, effective August 2000. The settlement resolves all issues in the proceeding except for Entergy Louisiana's claim for an increase in its allowed return on common equity from 10.5% to 11.6%. A procedural schedule to address the return on common equity issue has been established and a hearing will be held in March 2002.

In April 2001, Entergy Louisiana submitted its sixth annual performance-based formula rate plan filing, which used a 2000 test year. The filing indicated that an immaterial base rate reduction might be appropriate. This filing is subject to review by the LPSC. A procedural schedule has been established and a hearing is scheduled in the second quarter of 2002.

Fuel Adjustment Clause Litigation — In May 1998, a group of ratepayers filed a complaint against Entergy Corporation, Entergy Power, and Entergy Louisiana in state court in Orleans Parish purportedly on behalf of all Entergy Louisiana ratepayers. The plaintiffs sought treble damages for alleged injuries arising from alleged violations by the defendants of Louisiana's antitrust laws in connection with the costs included in fuel filings with the LPSC and passed through to ratepayers. Plaintiffs also requested that the LPSC initiate a review of Entergy Louisiana's monthly fuel adjustment charge filings and force restitution to ratepayers of all costs that the plaintiffs allege were improperly included in those fuel adjustment filings.

Entergy Louisiana agreed to settle both of these proceedings. The LPSC approved the settlement agreement following a fairness hearing before an ALJ in November 2000. The state court certified the plaintiff class and approved the settlement after a fairness hearing in April 2001. Under the terms of the settlement agreement, Entergy Louisiana agreed to refund to customers approximately $72 million to resolve all claims arising out of or relating to Entergy Louisiana's fuel adjustment clause filings from January 1, 1975 through December 31, 1999, except with respect to purchased power and associated costs included in the fuel adjustment clause filings for the period May 1 through September 30, 1999. Entergy Louisiana previously recorded provisions for the refund, which Entergy Louisiana made through the fuel adjustment clause over a three-month period beginning in July 2001.

Also under the terms of the settlement, Entergy Louisiana consented to future fuel cost recovery under a long-term gas contract based on a formula that will likely result in an under-recovery of actual costs for the remainder of the contract's term, which runs through 2013. The future under-recovery cannot be precisely estimated because it will depend upon factors that are not certain, such as the price of gas and the amount of gas purchased under the long-term contract. In recent years, Entergy Louisiana has made purchases under that contract totaling from $91 million to $121 million annually. Had the settlement terms been applicable to such purchases, the under-recoveries would have ranged from $4 million to $9 million per year.

Filings with the MPSC

Formula Rate Plan Filings — In March 2001, Entergy Mississippi submitted its annual performance-based formula rate plan filing for the 2000 test year. The submittal indicated that a $6.7 million rate increase was appropriate under the formula rate plan. In April 2001, the MPSC staff and Entergy Mississippi entered into a stipulation that provides for an increase of $5.6 million, which was approved by the MPSC and was effective May 2001.

In March 1999, Entergy Mississippi submitted its annual performance-based formula rate plan filing for the 1998 test year. In April 1999, the MPSC approved a prospective rate reduction of $13.3 million, effective May 1999. In June 1999, Entergy Mississippi revised its March 1999 filing to include a portion of refinanced long-term debt not included in the original filing. This revision resulted in an additional rate reduction of approximately $1.5 million, effective July 1999.

MPSC Fuel Cost Review — In December 2000, the MPSC approved an increase in Entergy Mississippi's energy cost recovery rider to collect the under-recovered fuel and purchased power costs incurred as of September 30, 2000. The recovery of $136.7 million, plus carrying charges, is occurring over a 24-month period which began with the first billing cycle of January 2001. As approved by the MPSC, Entergy Mississippi also began making quarterly energy cost recovery filings beginning in January 2001 to reflect under-recovered fuel and purchased power costs from the second prior calendar quarter.

Grand Gulf Accelerated Recovery Tariff (GGART) — In September 1998, FERC approved the GGART for Entergy Mississippi's allocable portion of Grand Gulf, which was filed with FERC in August 1998. The GGART provides for the acceleration of Entergy Mississippi's Grand Gulf purchased power obligation in an amount totaling $221.3 million over the period October 1, 1998 through June 30, 2004.

Filings with the Council

Rate Proceedings — Entergy New Orleans operates currently under the terms of a settlement agreement approved by the Council in November 1998. The settlement agreement required base rate reductions for electric customers of $7.1 million effective January 1, 1999, $3.2 million effective October 1, 1999, $16.1 million effective October 1, 2000, and no base rate increases prior to October 1, 2001. In June 2001, Entergy New Orleans filed with the Council for changes in gas and electric rates based on a test year ending December 31, 2000. The filing indicated that an increase of $12.7 million in gas rates and an increase of $12.5 million in electric rates might be appropriate. Proceedings on Entergy New Orleans' filing have been deferred until June 2002. Entergy New Orleans' rate decrease that would have occurred in October 2001 upon completion of its Grand Gulf 1 phase-in plan has also been deferred. As a result of the deferral of the proceedings, Entergy New Orleans' rates will remain at their current level at this time.

Natural Gas — In a resolution adopted in August 2001, the Council ordered Entergy New Orleans to account for $36 million of certain natural gas costs charged to its gas distribution customers from July 1997 through May 2001. The resolution suggests that refunds may be due to the gas distribution customers if Entergy New Orleans cannot account satisfactorily for these costs. Entergy New Orleans filed a response to the Council in September 2001. Entergy New Orleans has documented a full reconciliation for the natural gas costs during that period. The ultimate outcome of the proceeding cannot be predicted at this time.

Fuel Adjustment Clause Litigation — In April 1999, a group of ratepayers filed a complaint against Entergy New Orleans, Entergy Corporation, Entergy Services, and Entergy Power in state court in Orleans Parish purportedly on behalf of all Entergy New Orleans ratepayers. The plaintiffs seek treble damages for alleged injuries arising from the defendants' alleged violations of Louisiana's antitrust laws in connection with certain costs passed on to ratepayers in Entergy New Orleans' fuel adjustment filings with the Council. In particular, plaintiffs allege that Entergy New Orleans improperly included certain costs in the calculation of fuel charges and that Entergy New Orleans imprudently purchased high-cost fuel from other Entergy affiliates. Plaintiffs allege that Entergy New Orleans and the other defendant Entergy companies conspired to make these purchases to the detriment of Entergy New Orleans' ratepayers and to the benefit of Entergy's shareholders, in violation of Louisiana's antitrust laws. Plaintiffs also seek to recover interest and attorneys' fees. Exceptions to the plaintiffs' allegations were filed by Entergy, asserting, among other things, that jurisdiction over these issues rests with the Council and FERC. If necessary, at the appropriate time, Entergy will also raise its defenses to the antitrust claims. At present, the suit in state court is stayed by stipulation of the parties.

Plaintiffs also filed this complaint with the Council in order to initiate a review by the Council of the plaintiffs' allegations and to force restitution to ratepayers of all costs they allege were improperly and imprudently included in the fuel adjustment filings. Testimony was filed on behalf of the plaintiffs in this proceeding in April 2000 and has been supplemented. The testimony, as supplemented, asserts, among other things, that Entergy New Orleans and other defendants have engaged in fuel procurement and power purchasing practices and included costs in Entergy New Orleans' fuel adjustment that could have resulted in New Orleans customers being overcharged by more than $100 million over a period of years. In June 2001, the Council's advisors filed testimony on these issues in which they allege that Entergy New Orleans ratepayers may have been overcharged by more than $32 million, the vast majority of which is reflected in the plaintiffs' claim. However, it is not clear precisely what periods and damages are being alleged in the proceeding. Entergy intends to defend this matter vigorously, both in court and before the Council. Hearings began in February 2002. The ultimate outcome of the lawsuit and the Council proceeding cannot be predicted at this time.

Purchased Power for Summer 2000, 2001, and 2002

The domestic utility companies filed applications with the APSC, the LPSC, the MPSC, and the Council to approve the sale of power by Entergy Gulf States from its unregulated, undivided 30% interest in River Bend formerly owned by Cajun to the other domestic utility companies during the summer of 2000. These applications were approved subject to subsequent prudence reviews. In addition, Entergy Gulf States and Entergy Louisiana filed an application with the LPSC for authorization to purchase capacity and electric power from third parties for the summer of 2000, and filed a similar application for the summer of 2001. The LPSC approved these applications, with reservations of its rights to review the prudence of the purchases and the appropriate categorization of the costs as either capacity or energy charges for purposes of recovery. A similar application was filed with the LPSC on March 1, 2002 for the summer of 2002, but no action has been taken by the LPSC on that filing.

The LPSC reviewed the 2000 purchases and found that Entergy Louisiana's and Entergy Gulf States' costs were prudently incurred, but decided that approximately 34% of the costs should be categorized as capacity charges, and therefore should be recovered through base rates and not through the fuel adjustment clause. In November 2000, the LPSC ordered refunds of $11.1 million for Entergy Louisiana and $3.6 million for Entergy Gulf States, for which adequate provisions have been made. In May 2001, the LPSC determined that 24% of Entergy Louisiana's and Entergy Gulf States' costs relating to summer 2001 purchases should be categorized as capacity charges, and is still reviewing certain prudence issues related to the 2001 purchases. Those costs that are categorized as capacity charges will be included in the costs of service used to determine the base rates of Entergy Louisiana and Entergy Gulf States. In 2001, these companies recorded a regulatory asset for the capacity charges incurred in both 2000 and 2001. The capacity charges for 2000 are being amortized through May 2002 for Entergy Gulf States and through July 2002 for Entergy Louisiana. The capacity charges for 2001 will be amortized over a 12-month period beginning in June 2002 for Entergy Gulf States and August 2002 for Entergy Louisiana.

River Bend Cost Deferrals

Entergy Gulf States was amortizing $182 million of River Bend operating and purchased power costs, depreciation, and accrued carrying charges over a 20-year period. In accordance with the June 1999 Texas settlement agreement discussed above, Entergy Gulf States reduced these deferred costs by $93.9 million, for which adequate reserves had been recorded. Entergy Gulf States also was allowed to amortize the remainder of the accelerated balance as of January 1, 1999, over three years on a straight-line basis, which ended December 31, 2001.

Grand Gulf 1 Deferrals and Retained Shares

Under the settlement agreement entered into with the APSC in 1985 and amended in 1988, Entergy Arkansas retains 22% of its 36% share of Grand Gulf 1-related costs and recovers the remaining 78% of its share in rates. In the event that Entergy Arkansas is not able to sell its retained share to third parties, it may sell such energy to its retail customers at a price equal to its avoided cost, which is currently less than Entergy Arkansas' cost from its retained share.

In a series of LPSC orders, court decisions, and agreements from late 1985 to mid-1988, Entergy Louisiana was granted rate relief with respect to costs associated with Entergy Louisiana's share of capacity and energy from Grand Gulf 1, subject to certain terms and conditions. Entergy Louisiana retains and does not recover from retail ratepayers, 18% of its 14% share of the costs of Grand Gulf 1 capacity and energy and recovers the remaining 82% of its share in rates. Entergy Louisiana is allowed to recover through the fuel adjustment clause 4.6 cents per KWH for the energy related to its retained portion of these costs. Non-fuel operation and maintenance costs for Grand Gulf 1 are recovered through Entergy Louisiana's base rates. Alternatively, Entergy Louisiana may sell such energy to non-affiliated parties at prices above the fuel adjustment clause recovery amount, subject to the LPSC's approval.

Under various rate settlements with the Council in 1986, 1988, and 1991, Entergy New Orleans agreed to absorb and not recover from ratepayers a total of $96.2 million of its Grand Gulf 1 costs. Entergy New Orleans was permitted to implement annual rate increases in decreasing amounts each year through 1995, and to defer certain costs and related carrying charges for recovery on a schedule extending from 1991 through 2001. As of December 31, 2001, the entire deferred amount has been recovered through rates.

System Energy's 1995 Rate Proceeding

System Energy applied to FERC in May 1995 for a rate increase, and implemented the increase in December 1995. The request sought changes to System Energy's rate schedule, including increases in the revenue requirement associated with decommissioning costs, the depreciation rate, and the rate of return on common equity. The request also included a proposed change in the accounting recognition of nuclear refueling outage costs from that of expensing those costs as incurred to the deferral and amortization method described in Note 1 to the financial statements. After holding hearings in 1996, a FERC ALJ found that portions of System Energy's request should be rejected, including a proposed increase in return on common equity from 11% to 13% and a requested change in decommissioning cost methodology. The ALJ recommended a decrease in the return on common equity from 11% to 10.8%. Other portions of System Energy's request for a rate increase were approved by the ALJ.

After a hearing, FERC issued an order in the proceeding in July 2000. FERC affirmed the ALJ's adoption of a 10.8% return on equity, but modified the return to reflect changes in capital market conditions since the ALJ's decision. FERC adjusted the rate of return to 10.58% for the period December 1995 to the date of FERC's decision, and prospectively adjusted the rate of return to 10.94% from the date of FERC's decision. FERC's decision also changed other aspects of System Energy's proposed rate schedule, including the depreciation rate and decommissioning costs and their methodology.

In July 2001, FERC denied requests for rehearing and the July 2000 order became final. System Energy made a compliance tariff filing in August 2001 and it was accepted by FERC in November 2001. System Energy made refunds to the domestic utility companies in December 2001.

In accordance with regulatory accounting principles, during the pendency of the case, System Energy recorded reserves for potential refunds against its revenues. Upon the order becoming final, Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, Entergy New Orleans, and System Energy recorded entries to spread the impacts of FERC's order to the various revenue, expense, asset, and liability accounts affected, as if the order had been in place since commencement of the case in 1995. System Energy also recorded an additional reserve amount against its revenue, to adjust its estimate of the impact of the order, and recorded additional interest expense on that reserve. System Energy also recorded reductions in its depreciation and its decommissioning expenses to reflect the lower levels in FERC's order, and reduced tax expense affected by the order.

In December 2001, Entergy Arkansas filed with the APSC the amount of the refund to retail customers in Arkansas. The total refund of $53.7 million, including interest, is expected to be refunded through the issuance of refund checks in March 2002 after approval by the APSC of the refund rates.

Entergy Mississippi's allocation of the proposed System Energy wholesale rate increase was $21.6 million annually. In July 1995, Entergy Mississippi filed a schedule with the MPSC that deferred the retail recovery of the System Energy rate increase. The deferral plan, which was approved by the MPSC, began in December 1995, the effective date of the System Energy rate increase, and was effective until the issuance of the final order by FERC. Entergy Mississippi revised the deferral plan two times during the pendency of the System Energy proceeding. As a result of the final resolution of the FERC order and in accordance with Entergy Mississippi's second revised deferral plan, refunds to Entergy Mississippi from System Energy, including interest, have been credited against deferral balances and refund amounts in excess of the deferral balances are being included as a credit to the amounts billed to Entergy Mississippi's customers in October 2001 through September 2002 under its Grand Gulf Riders.

Entergy New Orleans' allocation of the proposed System Energy wholesale rate increase was $11.1 million annually. In February 1996, Entergy New Orleans filed a plan with the Council to defer 50% of the amount of the System Energy rate increase. In December 2001, the Council approved a refund to customers. The total amount of the refund to Entergy New Orleans' customers is $43 million. In anticipation of the FERC order, Entergy New Orleans advanced the refunding of $10 million in February 2001 to customers to assist with unexpected high energy bills. The total refund will also be reduced by an additional $6 million which will be used for the establishment of a public benefits and payments assistance program. The remaining $27 million was refunded through the issuance of refund checks during the first quarter of 2002.

FERC Settlement

In November 1994, FERC approved an agreement settling a long-standing dispute involving income tax allocation procedures of System Energy. In accordance with the agreement, System Energy has been refunding a total of approximately $62 million, plus interest, to Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans through June 2004. System Energy also reclassified from utility plant to other deferred debits approximately $81 million of other Grand Gulf 1 costs. Although such costs are excluded from rate base, System Energy is amortizing and recovering these costs over a 10-year period. Interest on the $62 million refund and the loss of the return on the $81 million of other Grand Gulf 1 costs is reducing Entergy's and System Energy's net income by approximately $10 million annually.

NOTE 3. INCOME TAXES

Income tax expenses for 2001, 2000, and 1999 consist of the following (in thousands):

For the years ended December 31,	2001	2000	1999
Current:			
Federal	$321,085	$291,616	$452,568
Foreign	3,355	11,555	27,730
State	53,565	51,293	65,834
Total	378,005	354,464	546,132
Deferred—net	110,944	150,018	(153,304)
Investment tax credit adjustments—net	(23,192)	(25,561)	(36,161)
Recorded income tax expense	$465,757	$478,921	$356,667

Total income taxes differ from the amounts computed by applying the statutory income tax rate to income before taxes. The reasons for the differences for the years 2001, 2000, and 1999 are (in thousands):

For the years ended December 31,	2001	2000	1999
Computed at statutory rate (35%)	$425,692	$416,443	$333,093
Increases (reductions) in tax resulting from:			
State income taxes net of federal income tax effect	45,124	47,504	49,487
Depreciation	11,890	49,741	49,460
Amortization of investment tax credits	(22,488)	(23,783)	(29,015)
Flow-through/permanent differences	(20,698)	(18,495)	(8,042)
US tax on foreign income	21,422	1,472	(9,584)
Change in valuation allowance	-	-	(46,315)
Other—net	4,815	6,039	17,583
Total income taxes	$465,757	$478,921	$356,667
Effective income tax rate	38.3%	40.3%	37.5%

Significant components of net deferred tax liabilities as of December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Deferred Tax Liabilities:		
Net regulatory liabilities	$(1,195,100)	$(1,193,795)
Plant-related basis differences	(3,189,015)	(3,067,528)
Rate deferrals	-	(159,148)
Storm damage	(65,744)	(31,424)
Nuclear decommissioning	(163,869)	(19,157)
Other	(97,373)	(185,640)
Total	$(4,711,101)	$(4,656,692)
Deferred Tax Assets:		
Accumulated deferred investment tax credit	160,003	168,841
Capital loss carryforwards	55,845	39,091
Foreign tax credits	73,741	98,468
Sale and leaseback	230,157	229,169
Removal cost	103,338	105,842
Unbilled/Deferred revenues	64,178	25,790
Pension-related items	113,133	56,860
Rate refund	12,477	152,407
Reserve for regulatory adjustments	109,370	117,437
Transition cost accrual	55,919	43,568
Customer deposits	77,321	30,747
Nuclear decommissioning	15,599	15,354
Other	169,855	191,799
Valuation allowance	(98,011)	(93,413)
Total	$ 1,142,925	$ 1,181,960
Net deferred tax liability	$(3,568,176)	$(3,474,732)

The valuation allowance is provided primarily against foreign tax credit carryforwards, which can be utilized against future United States taxes on foreign source income. If these carryforwards are not utilized, they will expire between 2002 and 2006.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS *continued*

At December 31, 2001, unremitted earnings of foreign subsidiaries were approximately $60.3 million. Since it is Entergy's intention to indefinitely reinvest these earnings, no U.S. taxes have been provided. Upon distribution of these earnings in the form of dividends or otherwise, Entergy could be subject to U.S. income taxes (subject to foreign tax credits) and withholding taxes payable to various foreign countries.

NOTE 4. LINES OF CREDIT AND RELATED SHORT-TERM BORROWINGS

The short-term borrowings of the domestic utility companies and System Energy are limited to amounts authorized by the SEC. The current limits authorized are effective through November 30, 2004. In addition to borrowing from commercial banks, Entergy companies are authorized to borrow from the Entergy System Money Pool (money pool). The money pool is an inter-company borrowing arrangement designed to reduce the domestic utility companies' dependence on external short-term borrowings. Borrowings from the money pool and external borrowings combined may not exceed the SEC authorized limits. The following are the SEC-authorized limits and borrowings from the money pool as of December 31, 2001 (there were no borrowings outstanding from external sources):

In millions	Authorized	Outstanding Borrowings
Entergy Arkansas	$ 235	$ -
Entergy Gulf States	340	-
Entergy Louisiana	225	-
Entergy Mississippi	160	-
Entergy New Orleans	100	-
System Energy	140	-
Other Entergy subsidiaries	420	93
Total	$1,620	$93

In May 2001, Entergy Corporation amended its 364-day bank credit facility, increasing the capacity from $500 million to $1.275 billion. In July 2001, the borrowing capacity on the facility was increased to $1.325 billion, of which $300 million was outstanding as of December 31, 2001. In December 2001, Entergy Corporation obtained a new line of credit expiring May 16, 2002 with a capacity of $50 million, of which the entire $50 million was drawn as of December 31, 2001. The weighted-average interest rate on Entergy's outstanding borrowings under these facilities as of December 31, 2001, and 2000, was 3.2% and 7.43%, respectively. The commitment fee for this facility is currently 0.20% of the line amount. Commitment fees and interest rates on loans under the credit facility can fluctuate depending on the senior debt ratings of the domestic utility companies. There is further discussion of commitments for long-term financing arrangements in Note 7 to the financial statements.

Entergy Arkansas, Entergy Louisiana, and Entergy Mississippi each have 364-day credit facilities available as follows:

Company	Expiration Date	Amount of Facility	Amount Drawn as of Dec. 31,2001
Entergy Arkansas	May 2002	$63 million	-
Entergy Louisiana	January 2003	$15 million	-
Entergy Mississippi	May 2002	$25 million	-

The facilities have variable interest rates and the average commitment fee is 0.13%.

NOTE 5. PREFERRED, PREFERENCE, AND COMMON STOCK

Preferred Stock

The number of shares authorized and outstanding, and dollar value of preferred stock for Entergy as of December 31, 2001 and 2000, were:

	Shares Authorized and Outstanding		Total Dollar Value		Call Price Per Share as of December 31,
Dollars in thousands, as of December 31,	2001	2000	2001	2000	2001
PREFERRED STOCK					
Without sinking fund:					
Cumulative, $100 par value:					
4.16%–5.56% Series	1,201,714	1,201,714	$120,172	$120,172	$102.50–$108.00
6.08%–8.36% Series	1,621,659	1,625,158	162,165	162,516	$100.00–$103.78
Cumulative, $25 par value: 8.00% Series	1,480,000	1,480,000	37,000	37,000	$ 25.00
Cumulative, $0.01 par value: $1.96 Series[(a)]	600,000	600,000	15,000	15,000	$ 25.00
Total without sinking fund	4,903,373	4,906,872	$334,337	$334,688	
With sinking fund:					
Cumulative, $100 par value: 8.00% Series[(c)]	-	350,000	$ -	$ 35,000	-
Adjustable Rate–A, 7.00%[(b)]	112,666	132,024	11,267	13,202	$100.00
Adjustable Rate–B, 7.00%[(b)]	149,182	175,562	14,918	17,556	$100.00
Total with sinking fund	261,848	657,586	$ 26,185	$ 65,758	
Fair Value of Preferred Stock with sinking fund[(d)]			$ 26,160	$ 63,775	

(a) The total dollar value represents the liquidation value of $25 per share.

(b) Represents weighted-average annualized rates for 2001.

(c) This series was redeemed in August 2001.

(d) Fair values were determined using bid prices reported by dealer markets and by nationally recognized investment banking firms. There is additional disclosure of fair value of financial instruments in Note 15 to the financial statements.

Changes in the preferred stock and preference stock of the domestic utility companies during the last three years were:

	Number of Shares		
	2001	2000	1999
Preference stock retirements	-	(6,000,000)	-
Preferred stock retirements			
$100 par value	(399,237)	(76,585)	(958,471)
$ 25 par value	-	-	(81,085)

Entergy Gulf States has annual sinking fund requirements of $3.45 million through 2006 for its preferred stock outstanding. Entergy Gulf States has the annual non-cumulative option to redeem, at par, additional amounts of certain series of its outstanding preferred stock.

Common Stock

Entergy Corporation reissues treasury shares to meet the requirements of the Stock Plan for Outside Directors (Directors' Plan), the Equity Ownership Plan of Entergy Corporation and Subsidiaries (Equity Ownership Plan), the Equity Awards Plan, and certain other stock benefit plans. The Directors' Plan awards to non-employee directors a portion of their compensation in the form of a fixed number of shares of Entergy Corporation common stock.

	Treasury Shares	Cost
		(in thousands)
Beginning Balance, January 1, 2001	28,490,031	$774,905
Repurchases	989,100	(36,895)
Transfers	361,720	-
Issuances:		
Equity Ownership/Equity Awards Plans	2,393,177	20,638
Directors' Plan	6,290	172
Ending Balance, December 31, 2001	27,441,384	$758,820

Entergy Corporation may also issue newly registered shares to meet the requirements of these plans. Entergy Corporation received proceeds of $2.1 million from the issuance of 79,473 shares of common stock to satisfy stock option exercises during 2001.

Entergy has two plans that grant stock options, equity awards, and incentive awards to key employees of the Entergy subsidiaries. The Equity Ownership Plan is a shareholder-approved stock-based compensation plan. The Equity Awards Plan is a non-shareholder, Board-approved stock-based compensation plan. The following table summarizes information about Entergy's stock options awarded under these plans.

Plan	Current Authorization	Stock Options granted	Other stock-based plans	Securities remaining under current authorizations
Equity Ownership Plan	15.0 million	3,563,793	123,714	11.3 million
Equity Awards Plan	30.0 million	17,086,300	126,284	12.8 million

Stock options are granted at exercise prices not less than market value on the date of grant. The majority of options granted in 2001, 2000, and 1999 will become exercisable in equal amounts on each of the first three anniversaries of the date of grant. Options are forfeited if they are not exercised within ten years from the date of the grant.

Entergy does not recognize compensation expense for stock options granted with exercise prices at market value on the date of grant. The impact on Entergy's net income for each of the years 2001, 2000, and 1999 would have been reductions of $42.9 million, $19.0 million, and $15.5 million, respectively, had compensation cost for the stock options been recognized based on the fair value of options at the grant date for awards under the option plans. The impact on earnings per share for each of the years 2001, 2000, and 1999 would have been a reduction of $.19, $.08, and $.06, respectively.

During 2001, Entergy began granting most of the equity awards and incentive awards earned under its stock benefit plans in the form of performance units, which are equal to the cash value of shares of Entergy Corporation common stock at the time of payment. In addition to the potential for equivalent share appreciation or depreciation, performance units will earn the cash equivalent of the dividends paid during the performance period applicable to each plan. The amount of performance units awarded will not reduce the amount of securities remaining under the current authorizations. The costs of equity and incentive awards, given either as company stock or performance units, are charged to income over the period of the grant or restricted period, as appropriate. In 2001 and 2000, $15 million and $14 million, respectively, were charged to compensation expense.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following stock option weighted-average assumptions:

	2001	2000	1999
Stock price volatility	26.3%	24.4%	20.3%
Expected term in years	5	5	5
Risk-free interest rate	4.9%	6.6%	4.7%
Dividend yield	3.4%	5.2%	4.0%
Dividend payment	$1.26	$1.20	$1.20

Stock option transactions are summarized as follows:

	2001		2000		1999	
	Number of Options	Average Option Price	Number of Options	Average Option Price	Number of Options	Average Option Price
Beginning-of-year balance	11,468,316	$25.52	5,493,882	$29.48	901,639	$26.21
Options granted	8,602,300	36.96	7,219,134	22.98	5,228,189	29.88
Options exercised	(2,407,783)	25.85	(920,077)	28.26	(213,084)	23.69
Options forfeited	(346,017)	30.35	(324,623)	28.29	(422,862)	30.38
End-of-year balance	17,316,816	$31.06	11,468,316	$25.52	5,493,882	$29.48
Options exercisable at year-end	2,923,452		1,641,062		601,307	
Weighted-average fair value of options at time of grant	$8.14		$4.30		$4.72	

The following table summarizes information about stock options outstanding as of December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	As of 12-31-01	Weighted-Average Remaining Contractual Life-Years	Weighted-Average Exercise Price	Number Exercisable at 12-31-01	Weighted-Average Exercise Price
$18 – $30	8,532,058	8.2	$25.16	2,621,734	$26.62
$30 – $41	8,784,758	9.0	$36.80	301,718	$33.69
$18 – $41	17,316,816	8.6	$31.06	2,923,452	$27.35

Near the end of January 2002, an additional 4,823,981 options became exercisable with a weighted-average exercise price of $30.84.

Entergy sponsors the Savings Plan of Entergy Corporation and Subsidiaries (Savings Plan). The Savings Plan is a defined contribution plan covering eligible employees of Entergy and its subsidiaries. The Savings Plan provides that the employing Entergy subsidiary may:

- make matching contributions to the plan in an amount equal to 75% of the participant's basic contribution, up to 6% of their salary, in shares of Entergy Corporation common stock if the employee directs their company-matching contribution to the purchase of Entergy Corporation's common stock; or
- make matching contributions in the amount of 50% of the participant's basic contribution, up to 6% of their salary, if the employee directs their company-matching contribution to other investment funds.

Entergy's subsidiaries contributed $25.4 million in 2001, $16.1 million in 2000, and $14.5 million in 1999 to the Savings Plan.

NOTE 6. COMPANY-OBLIGATED REDEEMABLE PREFERRED SECURITIES

Entergy Louisiana Capital I, Entergy Arkansas Capital I, and Entergy Gulf States Capital I (Trusts) were established as financing subsidiaries of Entergy Louisiana, Entergy Arkansas, and Entergy Gulf States, respectively, for the purpose of issuing common and preferred securities. The Trusts issue Cumulative Quarterly Income Preferred Securities (Preferred Securities) to the public and issue common securities to their parent companies. Proceeds from such issues are used to purchase junior subordinated deferrable interest debentures (Debentures) from the parent company. The Debentures held by each Trust are its only assets. Each Trust uses interest payments received on the Debentures owned by it to make cash distributions on the Preferred Securities.

Trusts	Date Of Issue	Preferred Securities Issued	Common Securities Issued	Interest Rate Securities/ Debentures	Trust's Investment in Debentures	Fair Market Value of Preferred Securities at 12-31-01
		(in millions)			(in millions)	
Louisiana Capital I	7-16-96	$70.0	$2.2	9.00%	$72.2	$70.5
Arkansas Capital I	8-14-96	$60.0	$1.9	8.50%	$61.9	$59.8
Gulf States Capital I	1-28-97	$85.0	$2.6	8.75%	$87.6	$85.3

The Preferred Securities of the Trusts mature in the years 2045 and 2046. The Preferred Securities are redeemable at 100% of their principal amount at the option of Entergy Arkansas, Entergy Louisiana, and Entergy Gulf States in 2002, including the loss of the tax deduction arising out of the interest paid on the Debentures. Entergy Louisiana, Entergy Arkansas, and Entergy Gulf States have, pursuant to certain agreements, fully and unconditionally guaranteed payment of distributions on the Preferred Securities issued by their respective trusts. Entergy Louisiana, Entergy Arkansas, and Entergy Gulf States are the owners of all of the common securities of their individual Trusts, which constitute 3% of each Trust's total capital.

NOTE 7. LONG - TERM DEBT

The long-term debt of Entergy Corporation's subsidiaries as of December 31, 2001 and 2000, was (in thousands):

Maturities		Interest Rates			
From	To	From	To	2001	2000
MORTGAGE BONDS					
2002	2006	5.800%	8.500%	$2,716,579	$2,455,109
2007	2011	6.450%	7.500%	325,000	365,000
2012	2026	7.000%	8.940%	954,950	954,950
GOVERNMENTAL OBLIGATIONS [(a)]					
2010	2020	5.450%	8.000%	298,300	591,635
2021	2030	4.850%	9.000%	1,392,080	1,051,750
Saltend Project Credit Facilities, average rate 6.70%				-	581,938
Damhead Creek Project Credit Facilities, average rate 6.53%				458,385	507,194
Note Payable to NYPA, non-interest bearing, 4.8% implicit rate				756,914	744,405
Long-Term DOE Obligation (Note 9)				150,217	144,316
Waterford 3 Lease Obligation 7.45% (Note 10)				313,918	330,306
Grand Gulf Lease Obligation 7.02% (Note 10)				445,734	462,534
Other Long-Term Debt				206,855	23,596
Unamortized Premium and Discount—Net				(15,133)	(16,425)
Total Long-Term Debt				8,003,799	8,196,308
Less Amount Due Within One Year				682,771	464,215
Long-Term Debt Excluding Amount Due Within One Year				$7,321,028	$7,732,093
Fair Value of Long-Term Debt [(b)]				$6,764,419	$7,342,810

(a) Consists of pollution control bonds, certain series of which are secured by non-interest bearing first mortgage bonds.

(b) The fair value excludes lease obligations, long-term DOE obligations, and other long-term debt and includes debt due within one year. It is determined using bid prices reported by dealer markets and by nationally recognized investment banking firms.

For the years 2002, 2003, 2004, 2005, and 2006 Entergy Corporation's subsidiaries have long-term debt maturities (excluding lease obligations) and annual cash sinking fund requirements for debt outstanding as of December 31, 2001, totaling (in millions) $638, $1,123, $878, $457, and $159, respectively. In addition, other sinking fund requirements will be satisfied by cash or by certification of property additions at the rate of 167% of such requirements. The amounts associated with this provision total approximately $34.9 million for each of the years 2002-2006.

In December 2001, Entergy Arkansas issued $47 million of 5.05% Pollution Control Revenue Bonds due September 1, 2028. The proceeds of the issuance were used to refund $20 million and $27 million of 8.0% Series Pollution Control Revenue Bonds prior to maturity.

In August 2001 when the Saltend plant was sold, EPDC repaid the outstanding Saltend credit facilities of approximately $555 million and terminated the Saltend interest rate swaps paying mark-to-market breakage costs of approximately $22 million. EPDC used proceeds from the sale of the plant for these payments.

EPDC maintains a credit facility of BPS45 million ($67.2 million) to finance the Damhead Creek project and for general corporate purposes in connection with the acquisition and development of power generation, distribution, or transmission facilities. No cash advances were outstanding under this facility at December 31, 2001 and 2000. In February 2001, after the Damhead Creek project reached commercial operation, EPDC paid its equity commitment of BPS36.1 million ($53.9 million) on the project and a letter of credit facility under this credit facility was cancelled in July 2001.

Damhead Finance LDC (DFLDC), an indirect wholly owned subsidiary of EPDC, maintains a BPS483.4 million ($695.5 million) non-recourse senior credit facility. The facility finances the construction and operation of the Damhead Creek power plant. Borrowings under the senior credit facility are repayable over a fifteen-year period beginning December 31, 2001. In July 2001, the commitment of BPS20 million ($28.8 million) for a cost overrun facility was cancelled. DFLDC also maintains a BPS36.1 million ($53.9 million) subordinated credit facility, which was drawn in February 2001. DFLDC used the proceeds from the subordinated credit facility to repay a portion of the senior credit facility. The subordinated credit facility is payable over a ten-year period beginning December 31, 2001. After EPDC paid its equity commitment in February 2001, an equity bridge facility of BPS35.8 million ($53.5 million) under the senior credit facility was repaid. All of the assets of DFLDC are pledged as collateral under the senior credit facility and the subordinated credit facility. DFLDC's ability to make distributions of dividends, loans, or advances to EPDC is restricted by, among other things, the requirement to pay permitted project costs, make debt repayments, and maintain cash reserves.

The Damhead Creek credit facility requires that the annual debt service coverage ratio be at least 1.05 to 1 for the previous 12 months at semi-annual dates commencing with June 30, 2002. Given the low electricity prices currently affecting the UK market, Damhead Creek may not meet the annual debt service coverage ratio test in respect of the 12 months to June 30, 2002, which could trigger an event of default. In the event the annual debt service coverage ratio is deficient at June 30, 2002, the power development business will seek a waiver of the default from the lenders. There is no requirement for EPDC to make capital contributions or provide credit support to Damhead Creek following the occurrence of an event of default.

In 2000, a subsidiary of DFLDC entered into 10-year interest rate swap agreements with an average fixed rate of 6.52% for approximately 99% of the debt outstanding under the bridge and senior term loan portion of the senior credit facility. At December 31, 2001, the interest rate swap agreements outstanding totalled a notional amount of BPS275.8 million ($396.8 million). The mark-to-market valuation of the interest rate swap agreements at December 31, 2001, was a net liability of BPS15.9 million ($22.9 million).

In November 2000, Entergy's domestic non-utility nuclear business purchased the FitzPatrick and Indian Point 3 power plants in a seller-financed transaction. Entergy issued notes to NYPA with seven annual installments of approximately $108 million commencing one year from the date of the closing, and eight annual installments of $20 million commencing eight years from the date of the closing. These notes do not have a stated interest rate. In accordance with the purchase agreement with NYPA, the purchase of Indian Point 2 resulted in Entergy's domestic non-utility nuclear business becoming liable to NYPA for an additional $10 million per year for 10 years, beginning in September 2003. This liability was recorded upon the purchase of Indian Point 2 in September 2001.

NOTE 8. DIVIDEND RESTRICTIONS

Provisions within the Articles of Incorporation or pertinent indentures and various other agreements relating to the long-term debt and preferred stock of certain of Entergy Corporation's subsidiaries restrict the payment of cash dividends or other distributions on their common and preferred stock. Additionally, PUHCA prohibits Entergy Corporation's subsidiaries from making loans or advances to Entergy Corporation. As of December 31, 2001, Entergy Arkansas and Entergy Mississippi had restricted retained earnings unavailable for distribution to Entergy Corporation of $253.3 million and $15.8 million, respectively. In 2001, Entergy Corporation received dividend payments totaling $440.3 million from subsidiaries.

NOTE 9. COMMITMENTS AND CONTINGENCIES

Capital Requirements and Financing

Entergy plans to spend approximately $4.3 billion on construction and other capital investments during 2002-2004. This estimate includes $2.8 billion in spending by the domestic utility companies and System Energy, $0.8 billion in spending by energy commodity services, and $0.7 billion in spending by the domestic non-utility nuclear business. This plan reflects capital required to support existing business and Board-approved acquisitions. The estimated capital expenditures are subject to periodic review and modification and may vary based on the ongoing effects of business restructuring, regulatory constraints, business opportunities, market volatility, economic trends, and the ability to access capital.

Entergy's firm estimated construction and other capital expenditures by year for 2002-2004 follow:

In millions	2002	2003	2004	Total
Entergy Arkansas	$ 239	$ 200	$ 194	$ 633
Entergy Gulf States	317	265	277	859
Entergy Louisiana	218	197	198	613
Entergy Mississippi	153	131	131	415
Entergy New Orleans	51	49	49	149
System Energy	25	20	20	65
Other entities	728	490	356	1,574
Entergy	$1,731	$1,352	$1,225	$4,308

Additional capital investments are possible during these years, but they will be discretionary in nature and no commitments exist currently for additional spending.

The domestic utility companies and System Energy will focus their planned spending on projects that will support continued reliability improvements and customer growth.

Energy commodity services will focus its planned spending on merchant power plant projects currently under construction, including the purchase of gas turbines scheduled for delivery in 2002 through 2004, under an option to purchase obtained from General Electric Company that is now held by an independent special purpose entity established to finance the turbine acquisition program. The estimate does not include potential acquisitions of assets that may be offered for sale by third parties or additional capital investment in Entergy-Koch, which is an unconsolidated equity investment. Entergy is scheduled to make a $73 million cash contribution to Entergy-Koch in January 2004.

The domestic non-utility nuclear business will focus its planned spending on routine construction projects and nuclear fuel acquisitions for the plants it owns, power uprates, and on the anticipated purchase in 2002 of the 510 MW Vermont Yankee nuclear power plant.

Entergy will also require $2.8 billion during the period 2002-2004 to meet long-term debt and preferred stock maturities and cash sinking fund requirements. Entergy plans to meet these requirements primarily with internally generated funds and cash on hand, supplemented by proceeds from the issuance of debt, outstanding credit facilities, and project financing. Certain domestic utility companies and System Energy may also continue the reacquisition or refinancing of all or a portion of certain outstanding series of preferred stock and long-term debt. See "Management's Financial Discussion and Analysis – Liquidity and Capital Resources" for additional discussion of Entergy's capital spending plans.

Sales Warranties and Indemnities

In the Entergy London and CitiPower sales transactions, Entergy or its subsidiaries made certain warranties to the purchasers. These warranties include representations regarding litigation, accuracy of financial accounts, and the adequacy of existing tax provisions. Notice of a claim on the CitiPower warranties had to be given by December 2000, and Entergy's potential liability is limited to A$100 million ($51 million). Notice of a claim on the Entergy London warranties had to be given for certain items by December 1999, and for the tax warranties, had to be given by June 30, 2001. Entergy's liability is limited to BPS1.4 billion ($2 billion) on certain tax warranties and BPS140 million ($203 million) on the remaining warranties relating to the Entergy London sale.

For both of the sales, the notice period is extended if a taxing authority has begun a review before expiration of the notice period. Entergy received notice in June 2001 from both purchasers regarding issues that have not been resolved by the respective taxing authorities concerning reviews that commenced before the notice deadlines. Entergy responded to both purchasers and denies that valid claims by the purchasers have been made under the terms of the warranties. Management periodically reviews reserve levels for these warranties and as of December 31, 2001, believes it has adequately provided for the ultimate resolution of these matters.

Fuel Purchase Agreements

Entergy's energy commodity services segment has entered into a gas supply contract at the project level to supply up to 100% of the gas requirements for the Damhead Creek power plant located in the UK. This contract, which expires in 2016, includes a take-or-pay obligation for approximately 75% of the gas requirement for this plant.

Entergy Arkansas has long-term contracts for the supply of low-sulfur coal for White Bluff and Independence (which is also 25% owned by Entergy Mississippi). These contracts, which expire in 2002 and 2011, respectively, provide for approximately 70% of Entergy Arkansas' expected annual coal requirements. Additional requirements are satisfied by spot market purchases.

Entergy Gulf States has a contract for a supply of low-sulfur coal for Nelson Unit 6, which should be sufficient to satisfy the fuel requirements at Nelson Unit 6 through 2010. Effective April 1, 2000, Louisiana Generating LLC assumed ownership of Cajun's interest in the Big Cajun generating facilities, in which Entergy Gulf States owns a 42% interest. The management of Louisiana Generating LLC has advised Entergy Gulf States that it has executed coal supply and transportation contracts that should provide an adequate supply of coal for the operation of Big Cajun 2, Unit 3 for the foreseeable future.

In June 1992, Entergy Louisiana agreed to a 20-year natural gas supply contract, in which Entergy Louisiana agreed to purchase natural gas in annual amounts equal to approximately one-third of its projected annual fuel requirements for certain generating units. Annual demand charges associated with this contract are estimated to be $7.6 million. Such charges aggregate $84 million for the years 2002 through 2012.

Power Purchase Agreements

Entergy Louisiana has an agreement extending through the year 2031 to purchase energy generated by a hydroelectric facility known as the Vidalia project. Entergy Louisiana made payments under the contract of approximately $86.0 million in 2001, $58.6 million in 2000, and $70.3 million in 1999. If the maximum percentage (94%) of the energy is made available to Entergy Louisiana, current production projections would require estimated payments of approximately $92.3 million in 2002, and a total of $3.3 billion for the years 2003 through 2031. Entergy Louisiana currently recovers the costs of the purchased energy through its fuel adjustment clause.

Nuclear Insurance

The Price-Anderson Act, which is scheduled for renewal in August 2002, limits public liability of a nuclear plant owner for a single nuclear incident to approximately $9.5 billion. Protection for this liability is provided through a combination of private insurance underwritten by American Nuclear Insurers (ANI) (currently $200 million for each reactor) and an industry assessment program. Effective January 1, 2002, liability arising out of terrorist acts will be covered by ANI subject to one industry aggregate limit of $200 million, with a conditional option for one shared industry aggregate limit reinstatement of $200 million. Under the assessment program, the maximum payment requirement for each nuclear incident would be $88.1 million per reactor, payable at a rate of $10 million per licensed reactor per incident per year. Entergy has nine licensed reactors. As a co-licensee of Grand Gulf 1 with System Energy, SMEPA would share in 10% of this obligation. In addition, each owner/licensee of Entergy's nine nuclear units participates in a private insurance program that provides coverage for worker tort claims filed for bodily injury caused by radiation exposure. The program provides for a maximum assessment of approximately $27.9 million for the nine nuclear units in the event that losses exceed accumulated reserve funds.

Entergy's nuclear owner/licensee subsidiaries are also members of certain insurance programs that provide coverage for property damage, including decontamination and premature decommissioning expense, to members' nuclear generating plants. These programs are underwritten by Nuclear Electric Insurance, Limited (NEIL). As of December 31, 2001, Entergy was insured against such losses up to $2.3 billion for each of its nuclear units, except for Pilgrim, which is insured for $1.115 billion in property damages. In addition, Entergy's nuclear owner/licensee subsidiaries are members of the NEIL insurance program that covers certain replacement power and business interruption costs incurred due to prolonged nuclear unit outages. Under the property damage and replacement power/business interruption insurance programs, these Entergy subsidiaries could be subject to assessments if losses exceed the accumulated funds available to the insurers. As of December 31, 2001, the maximum amounts of such possible assessments were: Entergy Arkansas - $24.9 million; Entergy Gulf States - $18.8 million; Entergy Louisiana - $21.1 million; Entergy Mississippi - $1.4 million; Entergy New Orleans - $0.7 million; System Energy - $16.1 million, and for Entergy's domestic non-utility nuclear business - $54.8 million.

Effective November 15, 2001, in the event that one or more acts of terrorism cause accidental property damage under one or more of all nuclear insurance policies issued by NEIL (including, but not limited to those described above) within 12 months from the date the first accidental property damage occurs, the maximum recovery under all such nuclear insurance policies shall be an aggregate of $3.24 billion plus the additional amounts recovered for such losses from reinsurance, indemnity, and any other source applicable to such losses.

Entergy maintains property insurance for each of its nuclear units in excess of the NRC's minimum requirement for nuclear power plant licensees of $1.06 billion per site. NRC regulations provide that the proceeds of this insurance must be used, first, to render the reactor safe and stable, and second, to complete decontamination operations. Only after proceeds are dedicated for such use and regulatory approval is secured would any remaining proceeds be made available for the benefit of plant owners or their creditors.

Spent Nuclear Fuel and Decommissioning Costs

Spent Nuclear Fuel

Entergy's nuclear owner/licensee subsidiaries provide for the estimated future disposal costs of spent nuclear fuel in accordance with the Nuclear Waste Policy Act of 1982. The affected Entergy companies entered into contracts with the DOE, whereby the DOE will furnish disposal service at a cost of one mill per net KWH generated and sold after April 7, 1983, plus a one-time fee for generation prior to that date. Entergy Arkansas is the only Entergy company that generated electric power with nuclear fuel prior to that date and has a recorded liability as of December 31, 2001, of $150 million for the one-time fee. The fees payable to the DOE may be adjusted in the future to assure full recovery. Entergy considers all costs incurred for the disposal of spent nuclear fuel, except accrued interest, to be proper components of nuclear fuel expense. Provisions to recover such costs have been or will be made in applications to regulatory authorities.

Entergy's domestic non-utility nuclear business has accepted assignment of the Pilgrim, FitzPatrick, Indian Point 3, and Indian Point 2 spent fuel disposal contracts with the DOE previously held by Boston Edison, NYPA, and Consolidated Edison. Boston Edison, NYPA, and Consolidated Edison have paid or retained liability for the fees for all generation prior to the purchase dates of those plants.

Delays have occurred in the DOE's program for the acceptance and disposal of spent nuclear fuel at a permanent repository. After twenty years of study, the DOE, in February 2002, formally recommended, and President Bush approved, Yucca Mountain, Nevada as the permanent spent fuel repository. The State of Nevada may veto the site subject to override by simple majority of both houses of Congress. If Yucca Mountain is sustained as the repository site, DOE will proceed with the licensing and eventual construction of the repository and may begin receipt of spent fuel as early as approximately 2010. Otherwise, DOE may not accept spent fuel for a significantly longer period of time. Considerable uncertainty exists regarding the time frame under which the DOE will begin to accept spent fuel from Entergy facilities for storage or disposal. As a result, future expenditures will be required to increase spent fuel storage capacity at Entergy's nuclear plant sites.

Pending DOE acceptance and disposal of spent nuclear fuel, the owners of nuclear plants are responsible for their own spent fuel storage. Current on-site spent fuel storage capacity at Grand Gulf 1 and River Bend is estimated to be sufficient until approximately 2005 and 2004, respectively, at which time dry cask storage facilities will be placed into service. The spent fuel pool at Waterford 3 was recently expanded through the replacement of the existing storage racks with higher density storage racks. This expansion should provide sufficient storage for Waterford 3 until after 2010. An ANO storage facility using dry casks began operation in 1996 and has been expanded since and will be further expanded as needed. The spent fuel storage facility at Pilgrim is licensed to provide enough storage capacity until approximately 2012. FitzPatrick has sufficient spent fuel storage capacity through 2002, and additional dry cask storage capacity is being constructed that will provide sufficient storage capacity through 2004 and will be expanded as needed. Indian Point 2 and Indian Point 3 currently have sufficient spent fuel storage capacity until approximately 2004 and 2010, respectively.

Nuclear Decommissioning Costs

Total approved decommissioning costs for rate recovery purposes as of December 31, 2001, for Entergy Arkansas', Entergy Gulf States', Entergy Louisiana's, and System Energy's nuclear power plants, excluding SMEPA's share of Grand Gulf 1, are as follows:

In millions	Total Approved Estimated Decommissioning Costs
ANO 1 and ANO 2	
(based on a 1998 cost study reflecting 1997 dollars)	$ 813.1
River Bend — Louisiana	
(based on a 1996 cost study reflecting 1996 dollars)	419.0
River Bend — Texas	
(based on a 1996 cost study reflecting 1996 dollars)	385.2
Waterford 3	
(based on a 1994 updated study in 1993 dollars)	320.1
Grand Gulf 1	
(based on a 1994 cost study using 1993 dollars)	341.1
Total	$2,278.5

Entergy records decommissioning liabilities for these plants as the estimated decommissioning costs are collected from customers or as earnings on the trust funds are realized. The decommissioning liabilities recorded are discussed below.

Entergy periodically reviews and updates estimated decommissioning costs. Although Entergy is presently under-recovering for Grand Gulf 1, Waterford 3, and River Bend based on more recent estimates, applications have been and will continue to be made to the appropriate regulatory authorities to reflect projected decommissioning costs in rates. Decommissioning costs recovered in rates are deposited in trust funds and reported at market value based upon market quotes or as determined by widely used pricing services. These trust fund assets largely offset the accumulated decommissioning liability that is recorded as accumulated depreciation for Entergy Arkansas, Entergy Gulf States, and Entergy Louisiana, and are recorded as deferred credits for System Energy and Entergy's domestic non-utility nuclear business. The liability associated with the trust funds received from Cajun with the transfer of Cajun's 30% share of River Bend is also recorded as a deferred credit by Entergy Gulf States. The actual decommissioning costs may vary from the estimates because of regulatory requirements, changes in technology, and increased costs of labor, materials, and equipment.

In June 2001, Entergy Arkansas received notification from the NRC of approval for a renewed operating license authorizing operations at

ANO 1 through May 2034. In November 2001, the APSC ordered Entergy Arkansas to reflect 20-year license extensions in its determination of the ANO 1 and ANO 2 decommissioning revenue requirements for rates to be effective January 1, 2002. Entergy Arkansas will not recover decommissioning costs in 2002 for ANO 1 and 2 based on the extension of the ANO 1 license and the assumption that the ANO 2 license will be extended and that the existing decommissioning trust funds, together with their expected future earnings, will meet the estimated decommissioning costs.

Entergy Louisiana prepared a decommissioning cost update for Waterford 3 in 1999 and produced a revised decommissioning cost update of $481.5 million. This cost update was filed with the LPSC in the third quarter of 2000.

In the Texas retail jurisdiction in a case filed with the PUCT in March 2000, Entergy Gulf States included River Bend decommissioning costs of $481.5 million based on a 1999 cost update amount of $525.8 million. PUCT substantive rules for rate requests for decommissioning limit the allowance for contingencies to 10%, although the actual estimate employs greater contingency amounts. In LPSC rate reviews filed in May 1999 and 2000, Entergy Gulf States included decommissioning costs based on a 1998 update of $562.7 million and a 1999 update of $525.8 million, respectively. The decommissioning liability for the 30% share of River Bend formerly owned by Cajun was funded by a transfer of $132 million to the River Bend Decommissioning Trust at the completion of Cajun's bankruptcy proceedings.

System Energy included updated decommissioning costs (based on the updated 1994 study) in its 1995 rate increase filing with FERC. Rates requested in this proceeding were placed into effect in December 1995, subject to refund. In July 2000, FERC issued an order approving a lower decommissioning cost than what was requested by System Energy. System Energy filed a motion for rehearing, which was granted, and FERC affirmed its previous decision. System Energy adjusted its collection to the FERC-approved level of $341 million in the third quarter of 2001. A 1999 decommissioning cost update of $540.8 million for Grand Gulf 1 has not yet been filed with FERC.

As part of the Pilgrim purchase, Boston Edison funded a $471.3 million decommissioning trust fund, which was transferred to Entergy. After a favorable tax determination regarding the trust fund, Entergy returned $43 million of the trust fund to Boston Edison. Entergy believes that Pilgrim's decommissioning fund will be adequate to cover future decommissioning costs for the Pilgrim plant without any additional deposits to the trust.

As part of the Indian Point 1 and 2 purchase, Consolidated Edison transferred a $430 million decommissioning trust fund, along with the liability to decommission Indian Point 1 and Indian Point 2, to Entergy. Entergy also funded an additional $25 million resulting in a total fund of $455 million. Entergy believes that Indian Point 1 and 2's decommissioning trust fund will be adequate to cover future decommissioning costs for these plants without any additional deposits to the trust.

For the Indian Point 3 and FitzPatrick plants purchased in 2000, NYPA retained the decommissioning trusts and the decommissioning liability. NYPA and Entergy executed decommissioning agreements, which specify their decommissioning obligations. NYPA has the right to require Entergy to assume the decommissioning liability provided that it assigns the corresponding decommissioning trust, up to a specified level, to Entergy. If the decommissioning liability is retained by NYPA, Entergy will perform the decommissioning of the plants at a price equal to the lesser of a pre-specified level or the amount in the decommissioning trusts. Entergy believes that the amounts available to it under either scenario are sufficient to cover the future decommissioning costs without any additional contributions to the trusts.

The cumulative liabilities and decommissioning expenses recorded in 2001 by Entergy were as follows:

In millions	Cumulative Liabilities as of Dec. 31, 2000	2001 Trust Earnings	2001 Decommissioning Expenses	Cumulative Liabilities as of Dec. 31, 2001
ANO 1 and				
ANO 2	$ 283.3	$ 9.5	$ -	$ 292.8
River Bend	215.5	5.1	6.2	226.8
Waterford 3	97.9	3.2	10.4	111.5
Grand Gulf 1	153.0	5.1	(23.8)[a]	134.3
Pilgrim	454.0	-[b]	20.1	474.1
Indian Point 1&2	430.0[c]	-[b]	5.3	435.3
Total	$1,633.7	$22.9	$18.2	$1,674.8

(a) Totals for Grand Gulf 1 include the effect of the FERC-ordered refund.

(b) Trust earnings on the decommissioning trust funds for Pilgrim and Indian Point 1 & 2 are recorded as income and do not increase the decommissioning liability.

(c) Added in third quarter of 2001, when the units were acquired.

In 2000 and 1999, ANO's decommissioning expense was $3.8 million and $10.7 million, respectively; River Bend's decommissioning expense was $6.2 million and $7.6 million, respectively; Waterford 3's decommissioning expense was $10.4 million and $8.8 million, respectively; Grand Gulf 1's decommissioning expense was $18.9 million in both years; and Pilgrim's decommissioning expense was $19.2 million and $6.8 million, respectively.

The Energy Policy Act of 1992 (EPAct) contains a provision that assesses domestic nuclear utilities with fees for the decontamination and decommissioning of the DOE's past uranium enrichment operations. Annual assessments (in 2001 dollars), which will be adjusted annually for inflation, are for 15 years and are approximately $4.1 million for Entergy Arkansas, $1.0 million for Entergy Gulf States, $1.6 million for Entergy Louisiana, and $1.5 million for System Energy. At December 31, 2001, five years of assessments were remaining. DOE fees are included in other current liabilities and other non-current liabilities and, as of December 31, 2001, recorded liabilities were $20.5 million for Entergy Arkansas, $3.6 million for Entergy Gulf States, $7.8 million for Entergy Louisiana, and $7.7 million for System Energy. Regulatory assets in the financial statements offset these liabilities. FERC requires that utilities treat these assessments as costs of fuel as they are amortized and recover these costs through rates in the same manner as other fuel costs.

Environmental Issues

Entergy Arkansas has received notices from the Environmental Protection Agency (EPA) and the Arkansas Department of Environmental Quality alleging that Entergy Arkansas, along with others, may be a Potentially Responsible Party (PRP) for clean-up costs associated with a site in Arkansas. As of December 31, 2001, Entergy Arkansas does not expect the remaining clean-up costs to exceed its recorded liability of approximately $5 million.

Entergy Gulf States has been designated as a PRP for the clean-up of certain hazardous waste disposal sites. Entergy Gulf States is currently negotiating with the EPA and state authorities regarding the clean-up of these sites. As of December 31, 2001, Entergy Gulf States does not expect the remaining clean-up costs to exceed its recorded liability of $15.1 million for the remaining sites at which the EPA has designated Entergy Gulf States as a PRP.

During 1993, the LDEQ issued new rules for solid waste regulation, including regulation of wastewater impoundments. Entergy Louisiana and Entergy New Orleans have determined that certain of their power plant wastewater impoundments were affected by these regulations and have chosen to upgrade or close them. As a result, a remaining recorded liability in the amount of $5.8 million for Entergy Louisiana and $0.5 million for Entergy New Orleans existed at December 31, 2001 for wastewater upgrades and closures. Completion of this work is pending LDEQ approval. Entergy Louisiana and Entergy New Orleans do not expect the remaining costs for work at these sites to exceed the recorded provisions.

Off Balance Sheet Turbine Financing Arrangement

EWO obtained contracts in October 1999 to acquire 36 turbines from General Electric. Entergy's rights and obligations under the contracts for 22 of the turbines were sold to a third party in May 2001. Entergy has certain rights to reacquire the turbines from the third party, whether pursuant to an interim lease commencing when a turbine is ready for shipment or pursuant to certain purchase rights. If Entergy does not take title to the turbines prior to certain specified dates, the third party has certain rights to sell the turbines and Entergy may be held liable for specific defined shortfalls, if any. Entergy's maximum projected exposure under this arrangement is approximately $250 million. This exposure, however, does not take into account Entergy's ongoing efforts to develop sites for the turbines.

Employment Litigation

Entergy Corporation, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and Entergy New Orleans are defendants in numerous lawsuits filed by former employees asserting that they were wrongfully terminated and/or discriminated against on the basis of age, race, and/or sex. Entergy Corporation, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and Entergy New Orleans are vigorously defending these suits and deny any liability to the plaintiffs. Nevertheless, no assurance can be given as to the outcome of these cases.

Asbestos and Hazardous Material Litigation

Numerous lawsuits have been filed in federal and state courts in Texas and Louisiana primarily by contractor employees in the 1950-1980 timeframe against Entergy Gulf States, Entergy Louisiana, and Entergy New Orleans, as premises owners of power plants, for damages caused by alleged exposure to asbestos or other hazardous material. Many other defendants are named in these lawsuits as well. Since 1992, the Entergy companies have resolved over 3,000 claims for nominal amounts that in the aggregate total less than $13 million, including defense costs. Some of this loss has been offset by reimbursement from insurers. Presently there are over 3,000 claims pending and reserves have been established that should be adequate to cover any exposure. Additionally, negotiations continue with insurers to recover more reimbursement, while new coverage is being secured to minimize anticipated future potential exposures. Management believes that loss exposure has been and will continue to be handled successfully so that the ultimate resolution of these matters will not be material, in the aggregate, to its financial position or results of operation.

Grand Gulf 1-Related Agreements

Capital Funds Agreement

Entergy Corporation has agreed to supply System Energy with sufficient capital to (i) maintain System Energy's equity capital at an amount equal to a minimum of 35% of its total capitalization (excluding short-term debt), and (ii) permit the continued commercial operation of Grand Gulf 1 and pay in full all indebtedness for borrowed money of System Energy when due. In addition, under supplements to the Capital Funds Agreement assigning System Energy's rights as security for specific debt of System Energy, Entergy Corporation has agreed to make cash capital contributions to enable System Energy to make payments on such debt when due.

System Energy has entered into agreements with Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans whereby they are obligated to purchase their respective entitlements of capacity and energy from System Energy's 90% interest in Grand Gulf 1, and to make payments that, together with other available funds, are adequate to cover System Energy's operating expenses. System Energy would have to secure funds from other sources, including Entergy Corporation's obligations under the Capital Funds Agreement, to cover any shortfalls from payments received from Entergy Arkansas, Entergy Louisiana, Entergy Mississippi, and Entergy New Orleans under these agreements.

Litigation

In addition to those discussed above, Entergy and the domestic utility companies are involved in a number of legal proceedings and claims in the ordinary course of their business. While management is unable to predict the outcome of such litigation, it is not expected that the ultimate resolution of these matters will have a material adverse effect on results of operations, cash flows, or financial condition of these entities.

NOTE 10. LEASES

GENERAL

As of December 31, 2001, Entergy had capital leases and non-cancelable operating leases for equipment, buildings, vehicles, and fuel storage facilities (excluding nuclear fuel leases and the sale and leaseback transactions) with minimum lease payments as follows (in thousands):

Year	Capital Leases	Operating Leases
2002	$18,695	$ 89,517
2003	18,695	74,521
2004	18,695	67,880
2005	9,660	53,970
2006	5,724	43,964
Years thereafter	7,997	65,435
Minimum lease payments	$79,466	$395,287
Less: Amount representing interest	20,197	
Present value of net minimum lease payments	$59,269	

Rental expense for Entergy's leases (excluding nuclear fuel leases and the Grand Gulf 1 and Waterford 3 sale and leaseback transactions) amounted to $65.1 million, $53.3 million, and $65.2 million, in 2001, 2000, and 1999, respectively. These amounts include $21.1 million, $18.9 million, and $23.9 million for Entergy Arkansas; $22.0 million, $18.9 million, and $19.2 million for Entergy Gulf States; and $11.7 million, $7.9 million, and $13.1 million for Entergy Louisiana. In addition to the above rental expense, railcar operating lease payments, which are recorded in fuel expense, were $12.2 million in 2001, $12.5 million in 2000, and $12.6 million in 1999 for Entergy Arkansas and $2.8 million in 2001 and 2000 and $4.1 million in 1999 for Entergy Gulf States. The railcar lease payments are recorded as fuel expense in accordance with regulatory treatment.

NUCLEAR FUEL LEASES

As of December 31, 2001, Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and System Energy each had arrangements to lease nuclear fuel in an aggregate amount up to $135 million, $90 million, $90 million, and $95 million, respectively. As of December 31, 2001, the unrecovered cost base of Entergy Arkansas', Entergy Gulf States', Entergy Louisiana's, and System Energy's nuclear fuel leases amounted to approximately $65.6 million, $67.7 million, $70.3 million, and $61.9 million, respectively. The lessors finance the acquisition and ownership of nuclear fuel through loans made under revolving credit agreements, the issuance of commercial paper, and the issuance of intermediate-term notes. The credit agreements for Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, and System Energy have termination dates of November 2003, November 2003, December 2004, and November 2003, respectively. Such termination dates may be extended from time to time with the consent of the lenders. The intermediate-term notes issued pursuant to these fuel lease arrangments have varying maturities through March 15, 2005. It is expected that additional financing under the leases will be arranged as needed to acquire additional fuel, to pay interest, and to pay maturing debt. However, if such additional financing cannot be arranged, the lessee in each case must repurchase sufficient nuclear fuel to allow the lessor to meet its obligations.

Lease payments are based on nuclear fuel use. The total nuclear fuel lease payments (principal and interest) as well as the separate interest component charged to operations by the domestic utility companies and System Energy in 2001, 2000, and 1999 were $149.3 million (including interest of $17.2 million), $158.7 million (including interest of $19.9 million), and $137.8 million (including interest of $14.5 million), respectively.

SALE AND LEASEBACK TRANSACTIONS

In 1988 and 1989, System Energy and Entergy Louisiana, respectively, sold and leased back portions of their ownership interests in Grand Gulf 1 and Waterford 3 for 26 1/2-year and 28-year lease terms, respectively. Both companies have options to terminate the leases, to repurchase the sold interests, or to renew the leases at the end of their terms.

Under System Energy's sale and leaseback arrangements, letters of credit are required to be maintained to secure certain amounts payable for the benefit of the equity investors by System Energy under the leases. The current letters of credit are effective until March 20, 2003.

Entergy Louisiana did not exercise its option to repurchase the undivided interests in Waterford 3 in September 1994. As a result, Entergy Louisiana was required to provide collateral for the equity portion of certain amounts payable by Entergy Louisiana under the leases. Such collateral was in the form of a new series of non-interest bearing first mortgage bonds in the aggregate principal amount of $208.2 million issued by Entergy Louisiana in September 1994.

In July 1997, Entergy Louisiana caused the Waterford 3 lessors to issue $307.6 million aggregate principal amount of Waterford 3 Secured Lease Obligation Bonds, 8.09% Series due 2017, to refinance the outstanding bonds originally issued to finance the purchase of the undivided interests by the lessors. The lease payments have been reduced to reflect the lower interest costs.

As of December 31, 2001, System Energy and Entergy Louisiana had future minimum lease payments, recorded as long-term debt (reflecting an overall implicit rate of 7.02% and 7.45%, respectively) as follows (in thousands):

Year	System Energy	Entergy Louisiana
2002	$ 53,827	$ 39,246
2003	48,524	59,709
2004	36,133	31,739
2005	52,253	14,554
2006	52,253	18,261
Years thereafter	470,276	407,874
Total	713,266	571,383
Less:		
Amount representing interest	267,532	257,465
Present value of net minimum lease payments	$445,734	$313,918

NOTE 11. RETIREMENT AND OTHER POSTRETIREMENT BENEFITS

Pension Plans

Entergy has five postretirement benefit plans, "Entergy Corporation Retirement Plan for Non-Bargaining Employees," "Entergy Corporation Retirement Plan for Bargaining Employees," "Entergy Corporation Retirement Plan II for Non-Bargaining Employees," Entergy Corporation Retirement Plan II for Bargaining Employees," and "Entergy Corporation Retirement Plan III" covering substantially all of its domestic employees. Except for the "Entergy Corporation Retirement Plan III," the pension plans are noncontributory and provide pension benefits that are based on employees' credited service and compensation during the final years before retirement. The "Entergy Corporation Retirement Plan III" includes a mandatory employee contribution of 3% of earnings during the first 10 years of plan participation, and allows voluntary contributions from 1% to 10% of earnings for a limited group of employees. Entergy Corporation and its subsidiaries fund pension costs in accordance with contribution guidelines established by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The assets of the plans include common and preferred stocks, fixed-income securities, interest in a money market fund, and insurance contracts.

Total 2001, 2000, and 1999 pension cost of Entergy Corporation and its subsidiaries, including amounts capitalized, included the following components (in thousands):

	2001	2000	1999
Service cost – benefits earned during the period	$49,166	$37,130	$39,327
Interest cost on projected benefit obligation	118,448	108,782	104,591
Expected return on assets	(157,889)	(145,717)	(130,535)
Amortization of transition asset	(7,142)	(9,740)	(9,740)
Amortization of prior service cost	5,735	12,953	11,362
Recognized net (gain)	(6,573)	(8,576)	-
Net pension cost/(income)	$ 1,745	$(5,168)	$15,005

The funded status of Entergy's various pension plans as of December 31, 2001 and 2000 was (in thousands):

	2001	2000
CHANGE IN PROJECTED BENEFIT OBLIGATION (PBO)		
Balance at beginning of year	$ 1,602,673	$1,499,601
Service cost	49,166	37,130
Interest cost	118,448	108,782
Amendment	212	18,376
Actuarial (gain)/loss	16,369	(32,916)
Benefits paid	(88,476)	(85,185)
Acquisitions	22,100	56,884
Balance at end of year	$ 1,720,492	$1,602,672

	2001	2000
CHANGE IN PLAN ASSETS		
Fair value of assets at beginning of year	$1,843,115	$1,965,178
Actual return on plan assets	(80,335)	(40,047)
Employer contributions	10,532	3,083
Employee contributions	2,000	86
Benefits paid	(88,476)	(85,185)
Fair value of assets at end of year	$1,686,836	$1,843,115
Funded status	$ (33,656)	$ 240,443
Unrecognized transition asset	(3,202)	(10,094)
Unrecognized prior service cost	40,330	44,223
Unrecognized net (gain)	(70,934)	(328,642)
Accrued pension cost	$ (67,462)	$ (54,070)

Other Postretirement Benefits

Entergy also provides health care and life insurance benefits for retired employees. Substantially all domestic employees may become eligible for these benefits if they reach retirement age while still working for Entergy.

Effective January 1, 1993, Entergy adopted SFAS 106, which required a change from a cash method to an accrual method of accounting for postretirement benefits other than pensions. At January 1, 1993, the actuarially determined accumulated postretirement benefit obligation (APBO) earned by retirees and active employees was estimated to be approximately $241.4 million for Entergy (other than Entergy Gulf States) and $128 million for Entergy Gulf States. Such obligations are being amortized over a 20-year period that began in 1993.

Entergy Arkansas, the portion of Entergy Gulf States regulated by the PUCT, Entergy Mississippi, and Entergy New Orleans have received regulatory approval to recover SFAS 106 costs through rates. Entergy Arkansas began recovery in 1998, pursuant to an APSC order. This order also allowed Entergy Arkansas to amortize a regulatory asset (representing the difference between SFAS 106 costs and cash expenditures for other postretirement benefits incurred for a five-year period that began January 1, 1993) over a 15-year period that began in January 1998.

The LPSC ordered the portion of Entergy Gulf States regulated by the LPSC and Entergy Louisiana to continue the use of the pay-as-you-go method for ratemaking purposes for postretirement benefits other than pensions. However, the LPSC retains the flexibility to examine individual companies' accounting for postretirement benefits to determine if special exceptions to this order are warranted.

Pursuant to regulatory directives, Entergy Arkansas, Entergy Mississippi, Entergy New Orleans, the portion of Entergy Gulf States regulated by the PUCT, and System Energy fund postretirement benefit obligations collected in rates. System Energy is funding on behalf of Entergy Operations postretirement benefits associated with Grand Gulf 1. Entergy Louisiana and Entergy Gulf States continue to recover a portion of these benefits regulated by the LPSC and FERC on a pay-as-you-go basis. The assets of the various postretirement benefit plans other than pensions include common stocks, fixed-income securities, and a money market fund.

Total 2001, 2000, and 1999 postretirement benefit costs of Entergy Corporation and its subsidiaries, including amounts capitalized and deferred, included the following components (in thousands):

	2001	2000	1999
Service cost – benefits earned			
during the period	$24,225	$18,252	$16,950
Interest cost on APBO	38,811	34,022	29,467
Expected return on assets	(12,578)	(10,566)	(8,208)
Amortization of transition obligation	17,874	17,874	17,874
Amortization of prior service cost	992	520	44
Recognized net (gain)	(1,506)	(3,070)	(1,452)
Net postretirement benefit cost	$67,818	$57,032	$54,675

The funded status of Entergy's postretirement plans as of December 31, 2001 and 2000 was (in thousands):

	2001	2000
CHANGE IN APBO		
Balance at beginning of year	$ 507,756	$ 429,772
Service cost	24,225	18,252
Interest cost	38,811	34,022
Amendment	-	5,691
Actuarial loss	44,289	34,759
Benefits paid	(37,403)	(33,238)
Acquisitions	13,053	18,498
Balance at end of year	$ 590,731	$ 507,756
CHANGE IN PLAN ASSETS		
Fair value of assets		
at beginning of year	$ 143,038	$ 120,208
Actual return on plan assets	663	3,719
Employer contributions	51,892	52,339
Benefits paid	(37,403)	(33,238)
Acquisitions	-	10
Fair value of assets at end of year	$ 158,190	$ 143,038
Funded status	$(432,541)	$(364,718)
Unrecognized transition obligation	126,196	137,669
Unrecognized prior service cost	4,514	5,506
Unrecognized net loss	70,208	18,900
Accrued postretirement		
benefit liability	$(231,623)	$(202,643)

The assumed health care cost trend rate used in measuring the APBO of Entergy was 8% for 2002, gradually decreasing each successive year until it reaches 5% in 2009 and beyond. A one percentage-point change in the assumed health care cost trend rate for 2001 would have increased the APBO and the sum of the service cost and interest cost of Entergy as of December 31, 2001, by approximately $61.3 million and $8.7 million, respectively. A one percentage point decrease in the assumed health care cost trend rate for 2001 would have decreased the APBO and the sum of the service cost and interest cost of Entergy as of December 31, 2001, by approximately $51.4 million and $7.1 million, respectively.

The significant actuarial assumptions used in determining the pension PBO and the SFAS 106 APBO for 2001, 2000, and 1999 were as follows:

	2001	2000	1999
Weighted-average discount rate	7.50%	7.50%	7.50%
Weighted-average rate of increase			
in future compensation levels	4.60%	4.60%	4.60%
Expected long-term rate of			
return on plan assets:			
Taxable assets	5.50%	5.50%	5.50%
Non-taxable assets	9.00%	9.00%	9.00%

Entergy's remaining pension transition assets are being amortized over the greater of the remaining service period of active participants or 15 years and its SFAS 106 transition obligations are being amortized over 20 years.

NOTE 12. BUSINESS SEGMENT INFORMATION

Entergy's reportable segments as of December 31, 2001, are domestic utility, domestic non-utility nuclear, and energy commodity services. Domestic utility provides retail electric service in portions of Arkansas, Louisiana, Mississippi, and Texas, and provides natural gas utility service in portions of Louisiana. Entergy's domestic non-utility nuclear segment is focused on acquiring, owning, operating, and selling power from nuclear power plants and providing operations and management services to nuclear power plants owned by other utilities in the United States. Energy commodity services includes: (1) the Entergy-Koch joint venture which is engaged in the marketing of wholesale electricity, gas, other generating fuels, electric capacity, and financial instruments, and also transports and stores natural gas; and (2) Entergy Wholesale Operations which is focused on acquiring or developing power generation projects in North America and Europe. Entergy's operating segments are strategic business units managed separately due to their different operating and regulatory environments. Entergy's chief operating decision maker is its Office of the Chief Executive, which consists of its highest-ranking officers.

During the third quarter of 2001, Entergy began integration of Entergy-Koch and Entergy Wholesale Operations into the energy commodity services segment. Prior to the third quarter of 2001, Entergy-Koch and Entergy Wholesale Operations were reported as separate segments. Prior to the first quarter of 2001, Entergy reported its power marketing and trading segment separately. On January 31, 2001, Entergy contributed substantially all of its power marketing and trading business to Entergy-Koch, which is now a part of the energy commodity services segment. Results from Entergy-Koch are reported as equity in earnings of unconsolidated equity affiliates in the financial statements. See Note 13 to the financial statements for further discussion of the investment in Entergy-Koch, L.P. The segment financial information for 1999 and 2000 has been restated to conform with the 2001 presentation. "All Other" includes the parent company, Entergy Corporation, and other business activity, which is principally gains or losses on the sales of businesses and the earnings on the proceeds of those sales.

Entergy's segment financial information is as follows (in thousands):

	Domestic Utility	Domestic Non-Utility Nuclear*	Energy Commodity Services*	All Other*	Eliminations	Consolidated
2001						
Operating revenues	$ 7,432,920	$ 789,244	$1,370,485	$ 34,603	$ (6,353)	$ 9,620,899
Deprec., amort. & decomm.	667,333	17,706	34,667	4,516	-	724,222
Amort. of rate deferrals	16,583	-	-	-	-	16,583
Interest income	79,702	54,053	23,169	37,235	(34,354)	159,805
Equity in earnings of unconsolidated equity affiliates	-	-	180,956	-	-	180,956
Interest charges	576,705	81,114	74,953	41,558	(34,353)	739,977
Income taxes	300,284	80,053	74,493	863	-	455,693
Cumulative effect of accounting change	-	-	23,482	-	-	23,482
Net income (loss)	574,554	127,880	105,939	(57,866)	-	750,507
Total assets	20,309,695	3,449,156	2,377,733	863,906	(1,090,179)	25,910,311
Investments in affiliates - at equity	214	-	765,889	-	-	766,103
Cash paid for long-lived asset additions	1,110,484	705,216	199,387	21,550	-	2,036,637
2000						
Operating revenues	$ 7,401,598	$ 298,147	$2,353,792	$ 32,450	$ (63,858)	$10,022,129
Deprec., amort. & decomm.	770,144	1,191	10,996	3,278	-	785,609
Amort. of rate deferrals	30,392	-	-	-	-	30,392
Interest income	57,795	29,534	5,838	78,390	(8,507)	163,050
Equity in earnings of unconsolidated equity affiliates	-	-	13,715	-	-	13,715
Interest charges	515,156	33,213	(3,725)	22,103	(9,317)	557,430
Income taxes	435,667	31,492	24,689	(12,927)	-	478,921
Net income (loss)	618,263	49,158	54,908	(11,414)	-	710,915
Total assets	20,567,433	2,227,177	2,590,678	620,104	(553,496)	25,451,896
Investments in affiliates - at equity	214	-	136,273	-	-	136,487
Cash paid for long-lived asset additions	1,080,055	63,593	390,298	9,771	-	1,543,717
1999						
Operating revenues	$ 6,414,623	$ 109,699	$2,292,158	$ (17,030)	$ (33,815)	$ 8,765,635
Deprec., amort. & decomm.	732,182	131	6,934	5,622	-	744,869
Amort. of rate deferrals	115,627	-	-	-	-	115,627
Interest income	49,556	8,673	15,459	73,453	(3,540)	143,601
Equity in earnings of unconsolidated equity affiliates	-	-	7,593	-	-	7,593
Interest charges	536,543	7,527	9,392	5,679	(3,540)	555,601
Income taxes	351,448	10,525	(28,998)	23,692	-	356,667
Net income (loss)	553,525	15,705	(39,940)	65,736	-	595,026
Total assets	18,941,603	573,330	1,832,316	1,816,532	(193,841)	22,969,940
Investments in affiliates - at equity	214	-	117,164	-	-	117,378
Cash paid for long-lived asset additions	761,356	92,625	420,024	2,709	-	1,276,714

Businesses marked with * are referred to as the "competitive businesses," with the exception of the parent company, Entergy Corporation, which is also included in the "All Other" column. Eliminations are primarily intersegment activity.

Geographic Areas

For the year ended December 31, 2001, Entergy derived approximately 6% of its operating revenue from outside of the United States. For the years ended December 31, 2000 and 1999, Entergy derived less than 1% of its operating revenue from outside of the United States.

Long-lived assets as of December 31 were as follows (in thousands):

	2001	2000	1999
Domestic	$16,842,158	$15,425,915	$14,751,166
Foreign	421,870	1,019,831	749,590
Consolidated	$17,264,028	$16,445,746	$15,500,756

NOTE 13. EQUITY METHOD INVESTMENTS

In January 2001, subsidiaries of Entergy and Koch Industries, Inc. formed a limited partnership, Entergy-Koch, L.P. Entergy-Koch engages in the gathering, transmission, and storage of natural gas in the Gulf Coast region of the United States through its Gulf South Pipeline subsidiary. Entergy-Koch engages in physical and financial natural gas and power trading, and weather derivatives trading, in the United States, the United Kingdom, Western Europe, and Canada through its Entergy-Koch Trading subsidiaries. In the formation of the partnership, Entergy contributed most of the assets and trading contracts of its power marketing and trading business and $414 million of cash. Koch Industries contributed its 8,800-mile Koch Gateway Pipeline (which has been renamed the Gulf South Pipeline), gas storage facilities including the 65.8 BCF Bistineau storage facility located near Shreveport, Louisiana, and Koch Energy Trading, which marketed and traded electricity, gas, weather derivatives, and other energy-related commodities and services.

Entergy and Koch have equal ownership interests in Entergy-Koch, L.P., which is governed by an eight-member board of directors. Each partner appointed four members of the board. Although the ownership interests are equal, the partnership agreement allocates Entergy-Koch's profits differently through 2003 based upon the source of the earnings. Losses and distributions from operations are allocated to the partners equally. These significantly disproportionate profit allocations were favorable to Entergy in the aggregate in 2001. In 2004, a revaluation of Entergy-Koch's assets for capital account purposes will occur, and future profit allocations will change after the revaluation. The profit allocations other than for weather trading and international trading are expected to become equal, unless special allocations are necessary to equalize the partners' capital accounts. Earnings allocated under the terms of the partnership agreement constitute equity, not subject to reallocation, for the partners.

Entergy also owns investments in the following companies that it accounts for under the equity method of accounting: Generandes Peru S.A. (in which Entergy owns 34% of the voting power), a privatized generation company that provides a significant portion of electricity for Lima, Peru; Compania Electrica San Isidro S.A. (in which Entergy owns 25% of the voting power), a power plant that provides power to the Chilean market with a portion under contract and the remainder on a merchant basis; RS Cogen LLC (in which Entergy holds a 50% member interest), a co-generation project that will provide power on an industrial and merchant basis in the Lake Charles, Louisiana area; EntergyShaw LLC (in which Entergy holds a 50% member interest), a company which provides management, engineering, procurement, construction, and commissioning services for electric power plants; and Crete Energy Ventures, LLC (in which Entergy holds a 50% member interest), a merchant power plant under construction in Crete, Illinois.

Following is a reconciliation of Entergy's investments in equity affiliates (in thousands):

	2001	2000	1999
Beginning of year	$136,487	$117,378	$139,064
Additional investments	471,102	25,943	296
Equity in net income	180,956	13,715	7,593
Dividends received	(21,191)	(20,468)	(9,389)
Currency translation adjustments	138	(891)	(20,186)
Dispositions and other adjustments	(1,389)	810	-
End of year	$766,103	$136,487	$117,378

The following is a summary of combined financial information reported by Entergy's equity method investees (in thousands):

	2001	2000	1999
Income Statement Items			
Operating revenues	$ 639,400	$200,026	$188,617
Operating income	309,752	90,694	82,336
Net income	226,039	74,042	49,473
Balance Sheet Items			
Current assets	$2,969,132	$ 82,044	
Noncurrent assets	3,309,752	1,554,022	
Current liabilities	2,729,769	163,063	
Noncurrent liabilities	1,491,957	489,544	

Related-Party Transactions

During 2001, Entergy procured various services from Entergy-Koch consisting primarily of pipeline transportation services for natural gas and risk management services for electricity and natural gas. The total cost of such services in 2001 was approximately $7.8 million. Entergy's operating transactions with its other equity method investees were not material in 2001, 2000, or 1999.

EntergyShaw is currently constructing two projects for Entergy or its affiliates, the Crete and Harrison County projects. Entergy has guaranteed the obligations of EntergyShaw to construct the Harrison County plant, and Entergy's maximum liability on the guarantee is $232.5 million.

NOTE 14. ACQUISITIONS AND DISPOSITIONS

Asset Acquisitions

Indian Point 2

In September 2001, Entergy's domestic non-utility nuclear business acquired the 970-MW Indian Point 2 nuclear power plant located in Westchester County, New York from Consolidated Edison. Entergy paid approximately $600 million in cash at the closing of the purchase and received the plant, nuclear fuel, materials and supplies, a purchase power agreement (PPA), and assumed certain liabilities. On the second anniversary of the Indian Point 2 acquisition, Entergy's nuclear business will also begin to pay NYPA $10 million per year for up to 10 years in accordance with the Indian Point 3 purchase agreement. Under the PPA, Consolidated Edison will purchase 100% of Indian Point 2's output for an average price of $39/MWh through 2004. Consolidated Edison transferred a $430 million decommissioning trust fund, along with the liability to decommission Indian Point 2 and Indian Point 1, to Entergy. Entergy acquired Indian Point 1 in the transaction, a plant that has been shut down and in safe storage since the 1970s.

The acquisition was accounted for using the purchase method. The results of operations of Indian Point 2 subsequent to the purchase date have been included in Entergy's consolidated results of operations. The Indian Point 2 purchase price has been preliminarily allocated to the assets acquired and liabilities assumed based on their estimated fair values on the purchase date. The allocation was based on preliminary information and amounts recorded may change, primarily as a result of additional expected information on the fair value of the plant facility.

Indian Point 3 and FitzPatrick

In November 2000, Entergy's domestic non-utility nuclear business acquired from NYPA the 825-MW James A. FitzPatrick nuclear power plant near Oswego, New York, and the 980-MW Indian Point 3 nuclear power plant located in Westchester County, New York, in exchange for $50 million at closing and notes to NYPA with payments totaling $906 million. Entergy will also be required to make certain additional payments to NYPA in the event that the plants' license lives are extended.

The acquisition encompassed the nuclear plants, materials and supplies, and nuclear fuel, as well as the assumption of $124 million in liabilities. The purchase agreement provides that NYPA will purchase a substantial majority of the output of the units at specified prices through 2004. The purchase agreement also provides that NYPA will retain the decommissioning obligations and related trust funds through the original license expiration date (approximately 2015). At that time, NYPA is required either to transfer the decommissioning liability to Entergy along with a specified amount in the decommissioning trust funds, or to retain Entergy to perform decommissioning services for a specified price that may be limited by the amount in the trust. In the purchase price allocation, Entergy recorded an asset representing its estimate of the net present value of the decommissioning contract obtained in the acquisition, based on an independent decommissioning cost study and other projections. The asset increases by monthly accretion based on the discount rate used to determine the original net present value. Entergy records the monthly accretion as interest income.

The acquisition was accounted for using the purchase method. The results of operations of Indian Point 3 and FitzPatrick subsequent to November 21, 2000, have been included in Entergy's consolidated statements of income. The purchase price has been allocated to the acquired assets, including identifiable intangible assets, and liabilities assumed based on their estimated fair values on the purchase date. Intangible assets are being amortized straight-line over the remaining lives of the plants.

Pilgrim Nuclear Station

In July 1999, Entergy's domestic non-utility nuclear business acquired the 670-MW Pilgrim Nuclear Station located in Plymouth, Massachusetts, from Boston Edison. The acquisition included the plant, real estate, materials and supplies, and nuclear fuel, for a total purchase price of $81 million. As part of the Pilgrim purchase, Boston Edison funded a $471 million decommissioning trust fund, which was transferred to an Entergy subsidiary. Based on a favorable tax determination regarding the trust fund, Entergy returned $43 million of the trust fund to Boston Edison.

Asset Dispositions

In August 2001, Entergy's EWO business sold the Saltend plant to Calpine Corporation for a cash payment of approximately $800 million. Entergy's gain on the sale was approximately $88.1 million ($57.2 million after tax). The results of operations of the Saltend plant are included in Entergy's consolidated statements of income through the date of sale. The gain arising from the sale is included in operating revenues in that statement. EWO actively manages its assets as an investment portfolio, and attempts to maximize flexibility to respond to different market environments. Active management of the portfolio is expected to result in: the commercial operation of projects by EWO; the sale of projects at various stages in their planning, development, or operation; or the abandonment of projects. In the sales transaction, Entergy or its subsidiaries made certain warranties to the purchasers relating primarily to the performance of certain remedial work on the facility and the assumption of responsibility for certain contingent liabilities. The warranties are backed by an Entergy Corporation guarantee, and Entergy believes that it has provided adequate reserves for the warranties as of December 31, 2001.

In January 1999, Entergy disposed of its security monitoring subsidiary, Entergy Security, Inc. at a minimal gain. Several telecommunication businesses were sold in June 1999, also at small gains. The results of operations of these businesses are included in Entergy's consolidated statements of income through their respective dates of sale. Gains and losses arising from these sales are included in "Other Income, Gain (loss) on sale of assets - net" in that statement.

NOTE 15. RISK MANAGEMENT AND FAIR VALUES

MARKET AND COMMODITY RISKS

In the normal course of business, Entergy is exposed to a number of market and commodity risks. Market risk is the potential loss that Entergy may incur as a result of changes in the market or fair value of a particular instrument or commodity. All financial and commodity-related instruments, including derivatives, are subject to market risk. Entergy is subject to a number of commodity and market risks, including:

Type of Risk	Primary Affected Segments
Power price risk	All reportable segments
Fuel price risk	All reportable segments
Interest rate risk-variable rate debt	Energy Commodity Services
Foreign currency exchange rate risk	All reportable segments
Equity price and interest rate risk-investments	Domestic Utility, Domestic Non-utility Nuclear

Entergy manages these risks through both contractual arrangements and derivatives. Contractual risk management tools include long-term power and fuel purchase agreements, capacity contracts, and tolling agreements. Entergy also uses a variety of commodity and financial derivatives, including natural gas and electricity futures, forwards and options, foreign currency forwards, and interest rate swaps as a part of its overall risk management strategy. Additionally, certain fuel supply contracts with volumetric optionality are required to be classified as derivatives under interpretations of SFAS 133. Except for the energy trading activities conducted by the energy commodity services segment, Entergy enters into derivatives only to manage natural risks inherent in its physical or financial assets or liabilities.

Entergy's exposure to market risk is determined by a number of factors, including the size, term, composition, and diversification of positions held, as well as market volatility and liquidity. For instruments such as options, the time period during which the option may be exercised and the relationship between the current market price of the underlying instrument and the option's contractual strike or exercise price also affects the level of market risk. A significant factor influencing the overall level of market risk to which Entergy is exposed is its use of hedging techniques to mitigate such risk. Entergy manages market risk by actively monitoring compliance with stated risk management policies as well as monitoring the effectiveness of its hedging policies and strategies. Entergy's risk management policies limit the amount of total net exposure and rolling net exposure during the stated periods. These policies, including related risk limits, are regularly assessed to ensure their appropriateness given Entergy's objectives.

Hedging Derivatives

Entergy classifies substantially all of the following types of derivative instruments as cash flow hedges:

Instrument	Business Segment
Interest rate swaps	Energy Commodity Services
Natural gas and electricity futures and forwards	Energy Commodity Services
Foreign currency forwards	Domestic Utility, Domestic Non-utility Nuclear

The scheduled maturity of futures, forwards, and swaps that are classified as cash flow hedges will result in the reclassification into earnings during 2002 of approximately $5.2 million of net losses that are recorded in accumulated other comprehensive income at December 31, 2001. During 2001, net losses on cash flow hedges of approximately $22.2 million were reclassified into earnings. The maximum length of time over which Entergy is currently hedging the variability in future cash flows for forecasted transactions (excluding interest rate swaps) at December 31, 2001 is approximately 25 months. The ineffective portion of the change in the value of Entergy's cash flow hedges during 2001 was insignificant.

Other Derivatives

Entergy also holds derivative instruments such as natural gas and electricity options and forwards that are not accounted for as hedges. These instruments are entered into to optimize asset values or limit risks. Additionally, fuel supply contracts that are required to be classified as derivatives under SFAS 133 are not accounted for as hedges. These contracts are entered into in order to secure long term supplies of fuel for certain of Entergy's independent power generation plants.

Fair Values

Commodity Instruments — Fair value estimates of energy commodity services' commodity instruments are made at discrete points in time based on relevant market information. Market quotes are used in determining fair value whenever they are available. When market quotes are not available (e.g., in the case of a long-dated commodity contract), other information is used, including transactional data and internally developed models. Fair value estimates based on these other methodologies are necessarily subjective in nature and involve uncertainties and matters of significant judgment. Therefore, actual results may differ from these estimates.

At December 31, 2001 and 2000, the fair values of energy commodity services' energy-related commodity contracts accounted for on a mark-to-market basis were as follows:

	2001		2000	
In thousands	Assets	Liabilities	Assets	Liabilities
Consolidated subsidiaries	$ 59,996	$ 18,882	$623,190	$563,447
Equity method investees [1]	$2,088,953	$1,982,196	-	-

(1) As required by equity method accounting principles, only Entergy's net investment in these investees is reflected in its balance sheet, and the above assets and liabilities are not reflected in Entergy's balance sheet. See Note 13 to the financial statements for more information on Entergy's equity method investees.

Following are the cumulative periods in which the net mark-to-market assets would be realized in cash if they are held to maturity and market prices are unchanged:

	2002	2003	2004-2005
Consolidated subsidiaries	55%	98%	100%
Equity method investees	10%	83%	100%

Financial Instruments — The estimated fair value of Entergy's financial instruments is determined using bid prices reported by dealer markets and by nationally recognized investment banking firms. The estimated fair value of derivative financial instruments is based on market quotes of the applicable interest rates. Considerable judgment is required in developing the estimates of fair value. Therefore, estimates are not necessarily indicative of the amounts that Entergy could realize in a current market exchange. In addition, gains or losses realized on financial instruments held by regulated businesses may be reflected in future rates and therefore do not accrue to the benefit or detriment of stockholders.

Entergy considers the carrying amounts of most of its financial instruments classified as current assets and liabilities to be a reasonable estimate of their fair value because of the short maturity of these instruments. Additional information regarding financial instruments and their fair values is included in Notes 5, 6, and 7 to the financial statements.

NOTE 16. QUARTERLY FINANCIAL DATA (UNAUDITED)

The business of the domestic utility companies and System Energy is subject to seasonal fluctuations with the peak periods occurring during the third quarter. Operating results for the four quarters of 2001 and 2000 were:

In thousands	Operating Revenues	Operating Income	Net Income
2001:			
First Quarter	$2,652,427	$360,967	$160,871
Second Quarter	$2,507,430	$481,704	$245,583
Third Quarter	$2,575,736	$606,503	$317,454
Fourth Quarter	$1,885,306	$124,168	$ 26,599[a]
2000:			
First Quarter	$1,804,661	$279,773	$108,410
Second Quarter	$2,153,487	$449,237	$245,773
Third Quarter	$3,429,651	$591,933	$306,689
Fourth Quarter	$2,634,330	$188,119	$ 50,043

(a) Net income before cumulative effect of accounting charge for the fourth quarter of 2001 was $3,117.

Earnings Per Average Common Share

	2001		2000	
	Basic	Diluted	Basic	Diluted
First Quarter	$0.70	$0.69	$0.42	$0.42
Second Quarter	$1.08	$1.06	$1.04	$1.04
Third Quarter	$1.41	$1.39	$1.35	$1.34
Fourth Quarter	$0.10[b]	$0.09[b]	$0.19	$0.17

(b) Basic and diluted earnings per average common share before the cumulative effect of accounting change for the fourth quarter of 2001 was ($0.01).

DIRECTORS AND OFFICERS

DIRECTORS

The business and affairs of Entergy Corporation are managed under the direction of the Board of Directors, acting either as a body or through its committees. In 2001, the Board met 12 times. The Board committees are as follows (number of meetings in 2001 indicated in parentheses): Audit (10), Director Affairs/Public Affairs (2), Executive (5), Finance (7), Nuclear (7), Personnel (6).

MAUREEN S. BATEMAN
Executive Vice President and General Counsel, State Street Corporation, Boston, Massachusetts. Joined the Entergy Board in 2000. Age, 58

W. FRANK BLOUNT
Chairman and Chief Executive Officer, JI Ventures, Inc., Atlanta, Georgia. An Entergy director since 1987. Age, 63

VADM. GEORGE W. DAVIS
U.S. Navy (ret.); Retired Director, President and Chief Operating Officer of Boston Edison Company, Columbia, South Carolina. An Entergy director since 1998. Age, 68

SIMON D. DE BREE
Retired Director and Chief Executive Officer of DSM, The Netherlands. Joined the Entergy Board in July 2001. Age, 64

CLAIBORNE P. DEMING
President and Chief Executive Officer of Murphy Oil Corporation, El Dorado, Arkansas. Joined the Entergy Board in January 2002. Age, 47

NORMAN C. FRANCIS
President, Xavier University of Louisiana, New Orleans, Louisiana. An Entergy director since 1994. Age, 71

J. WAYNE LEONARD
Entergy Chief Executive Officer. Joined Entergy in April 1998 as President and Chief Operating Officer; appointed CEO and elected to the Board of Directors on January 1, 1999. New Orleans, Louisiana. Age, 51

ROBERT V.D. LUFT
Entergy Chairman. Member of Entergy Board of Directors since 1992; elected Chairman of the Board on May 26, 1998. Also served as acting CEO from May 26 until December 31, 1998. Chadds Ford, Pennsylvania. Age, 66

KATHLEEN A. MURPHY
Former Senior Vice President and Chief Financial Officer, Connell Limited Partnership, Stamford, Connecticut. Joined the Entergy Board in 2000. Age, 51

PAUL W. MURRILL
Professional Engineer, Baton Rouge, Louisiana. An Entergy director since 1993. Age, 67

JAMES R. NICHOLS
Partner, Nichols & Pratt (family trustees), Attorney and Chartered Financial Analyst, Boston, Massachusetts. An Entergy director since 1986. Age, 63

WILLIAM A. PERCY, II
President and Chief Executive Officer of Greenville Compress Company, Greenville, Mississippi. Joined the Entergy Board in 2000. Age, 62

DENNIS H. REILLEY
Chairman, President and Chief Executive Officer of PRAXAIR, Inc., Danbury, Connecticut. Joined the Entergy Board in 1999. Age, 49

WM. CLIFFORD SMITH
Chairman of the Board of T. Baker Smith & Son, Inc., Houma, Louisiana. An Entergy director since 1983. Age, 66

BISMARK A. STEINHAGEN
Chairman of the Board of Steinhagen Oil Company, Inc., Beaumont, Texas. An Entergy director since 1993. Age, 67

OFFICERS

J. WAYNE LEONARD
Chief Executive Officer. Joined Entergy in 1998 as President and Chief Operating Officer; appointed CEO on January 1, 1999. Formerly an executive at Cinergy. Age, 51

DONALD C. HINTZ
President. Joined Entergy in 1989 and was Group President and Chief Nuclear Operating Officer before being appointed President on January 1, 1999. In charge of nuclear power for another utility before joining Entergy. Age, 59

C. JOHN WILDER
Executive Vice President and Chief Financial Officer. Joined Entergy in 1998. Formerly a finance executive for Royal Dutch/Shell with experience in executing acquisitions and ventures in the global energy industry and in dealing with financial markets. Age, 43

JERRY D. JACKSON
Executive Vice President. Joined Entergy in 1987 after private legal practice and service on the Arkansas Public Service Commission. Age, 57

RICHARD J. SMITH
Group President, Utility Operations. Joined Entergy in 2000. Formerly President of Cinergy Resources, Inc. Age, 50

CURTIS L. HÉBERT
Executive Vice President, External Affairs. Joined Entergy in 2001. Formerly Chairman of the Federal Energy Regulatory Commission. Age, 39

MICHAEL G. THOMPSON
Executive Vice President, General Counsel, and Secretary. Joined Entergy in 1992 after private legal practice. Age, 61

FRANK F. GALLAHER
Senior Vice President. Served as implementation manager for GSU merger in 1994. Joined Entergy in 1969. Age, 56

JOSEPH T. HENDERSON
Senior Vice President and General Tax Counsel. Joined Entergy in 1999. Formerly Associate General Tax Counsel for Shell Oil. Age, 44

NATHAN E. LANGSTON
Senior Vice President and Chief Accounting Officer. Joined Entergy in 1971 and advanced through various accounting and finance positions at Entergy Arkansas and Entergy before being promoted to VP & CAO in 1998. Age, 53

STEVEN C. MCNEAL
Vice President and Treasurer. Joined Entergy in 1982 as a financial analyst and was given increased responsibility in areas of finance, treasury, and risk management before being promoted to VP & Treasurer in 1998. Age, 45

INVESTOR INFORMATION

The 2002 Annual Meeting of Shareholders will be held on Friday, May 10, at The Peabody Little Rock Hotel, 3 Statehouse Plaza, Little Rock, Arkansas. The meeting will begin at 10 a.m. (CDT).

SHAREHOLDER NEWS

Entergy's quarterly earnings results, dividend action, and other news and information of investor interest may be obtained by calling Entergy Shareholder Direct at 1-888-ENTERGY (368-3749). You may also use this service to receive a printed copy of the quarterly earnings release by fax or mail. Updated quarterly earnings results can be expected in late April, July, October, and in January. Dividend information will be updated according to the declaration schedule.

This and other information may be accessed electronically by selecting the Entergy home page on the Internet's World Wide Web at www.entergy.com.

For copies of Entergy's 10-K and 10-Q reports filed with the Securities and Exchange Commission and for other investor information, call 1-800-292-9960 or write to:

Entergy Corporation
Investor Relations
P.O. Box 61000
New Orleans, LA 70161

Securities analysts and representatives of financial institutions may contact Nancy Morovich at 1-504-576-5506 or nmorovi@entergy.com regarding Entergy's financial and operating performance.

SHAREHOLDERS ACCOUNT INFORMATION

Mellon Investor Services, LLC is Entergy's transfer agent, registrar, dividend disbursing agent, and dividend reinvestment and stock purchase plan agent. Shareholders of record with questions about lost certificates, lost or missing dividend checks, or notifications of change of address should contact:

Mellon Investor Services
85 Challenger Road
Ridgefield Park, NJ 07660
Telephone: 1-800-333-4368
For the hearing impaired: 1-800-231-5469 (TDD)
Foreign holders: 1-201-329-8660
Foreign hearing impaired: 1-201-329-8354
For Internet access: www.melloninvestor.com

COMMON STOCK INFORMATION

The company's common stock is listed on the New York, Chicago, and Pacific exchanges under the symbol "ETR." The Entergy share price is reported daily in the financial press under "Entergy" in most listings of New York Stock Exchange securities. Entergy common stock is a component of the following indices: S&P 500, S&P Utilities Index, and the NYSE Composite Index, among others.

At year-end 2001 there were 220,732,703 shares of Entergy common stock outstanding. Shareholders of record totaled 66,731, and approximately 87,000 investors held Entergy stock in "street name" through a broker.

DIVIDEND PAYMENTS

The entire amount of dividends paid during 2001 is taxable as ordinary income. The Board of Directors declares dividends quarterly and sets the record and payment dates. Subject to Board discretion, those dates for 2002 are:

Declaration Date	Record Date	Payment Date
January 25	February 11	March 1
April 10	May 14	June 1
July 26	August 13	September 1
October 25	November 12	December 1

Quarterly dividend payment in cents-per-share

Quarter	2002	2001	2000	1999	1998
1	33	31½	30	30	45
2		31½	30	30	45
3		31½	30	30	30
4		33	31½	30	30

DIVIDEND REINVESTMENT/STOCK PURCHASE

Entergy offers an automatic Dividend Reinvestment and Stock Purchase Plan administered by Mellon Investor Services. The plan is designed to provide Entergy shareholders and other investors with a convenient and economical method to purchase shares of the company's common stock. The plan also accommodates payments of up to $3,000 per month for the purchase of Entergy common shares. First-time investors may make an initial minimum purchase of $1,000. Contact Mellon by telephone or Internet for information and an enrollment form.

DIRECT REGISTRATION SYSTEM

Entergy has elected to participate in a Direct Registration System that provides investors with an alternative method for holding shares. DRS will permit investors to move shares between the company's records and the broker dealer of their choice.

This option, available to every shareholder who chooses to have shares registered in his or her name on the books of the company, will be offered by broker dealers at the time an investor purchases shares and requests that they be registered. An additional feature of DRS enables existing registered holders to deposit physical shares into a book account.

ENTERGY COMMON STOCK PRICES

The high and low trading prices for each quarterly period in 2001 and 2000 were as follows:

In dollars	2001		2000	
Quarter	High	Low	High	Low
1	42.88	32.56	26.75	15.94
2	44.67	36.82	31.25	19.94
3	40.95	33.60	38.13	26.94
4	39.50	35.10	43.88	33.50

Corporate excellence is simply a reflection of human excellence.



Every day, Entergy employees demonstrate the talent, skills, and commitment we need to succeed on behalf of our customers, investors, and communities. Our challenge is to build a company that taps that talent, a company where people want to work, a company that people are proud to be part of. We strive to create an environment where people can make a difference, and know it.

Entergy has made a commitment to its employees, as an integral part of our commitment to serve all Entergy stakeholders. We believe in hiring and promoting based on the following priorities: first, integrity; second, motivation; third, capacity to learn; fourth, knowledge; and fifth, experience. People with the right qualities can gain knowledge and experience – if we give them the opportunity.

We have enunciated a simple set of values and strive to make all decisions consistent with those values. Our No. 1 value is safety. We call upon employees to have a winning spirit, a focus on our customers, and a commitment to grow the business. We want our employees to be active team players, to treat people with respect, to aggressively look for better ways, and to take actions to achieve results.

And above all, we expect everyone at Entergy to act with integrity. We seek to maintain an environment where nothing but the truth will do. Truth creates trust, which creates commitment and loyalty. We believe that a corporation should act less like the artificial being it was conceived to be, and more like a human being. It should strive to have a soul and a conscience that guides our actions when new rules or laws are insufficient. We owe it to our employees to build a company that is worthy of the talent they contribute to this enterprise.

Entergy

ENTERGY CORPORATION • POST OFFICE BOX 61000 • NEW ORLEANS, LA 70161
WWW.ENTERGY.COM